As confidentially submitted to the Securities and Exchange Commission on March 24, 2014

This draft registration statement has not been publicly filed with the Securities and

Exchange Commission and all information herein remains strictly confidential

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Cyber-Ark Software Ltd.

(Exact Name of Registrant as Specified in its Charter)

State of Israel	7372	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Cyber-Ark Software Ltd.

94 Em-Ha’moshavot Road

Park Azorim, P.O. Box 3143

Petach Tikva 49130, Israel

+972 (3) 918-0000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cyber-Ark Software, Inc.

60 Wells Avenue

Suite 103

Newton, MA 02459

(617) 965-1544

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Colin J. Diamond, Esq. Joshua G. Kiernan, Esq. White & Case LLP 1155 Avenue of the Americas New York, NY 10036 Tel: (212) 819-8200 Fax: (212) 354-8113	Dan Shamgar, Adv. David S. Glatt, Adv. Meitar Liquornik Geva Leshem Tal 16 Abba Hillel Silver Rd. Ramat Gan 5250608, Israel Tel: +972 (3) 610-3100 Fax: +972 (3) 610-3111	Mark T. Bettencourt, Esq. Michael J. Minahan, Esq. Gregg L. Katz, Esq. Goodwin Procter LLP 53 State Street Boston, MA 02109 Tel: (617) 570-1000 Fax: (617) 523-1231	Tuvia J. Geffen, Adv. Naschitz, Brandes & Co. 5 Tuval Street Tel Aviv 6789717, Israel Tel: +972 (3) 623-5000 Fax: +972 (3) 623-5005

Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Ordinary shares, par value NIS 0.01	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)	Includes shares granted pursuant to the underwriters’ option to purchase additional shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated March 24, 2014

Preliminary Prospectus

             Shares

Ordinary Shares

This is the initial public offering of Cyber-Ark Software Ltd. Prior to this offering, there has been no public market for our ordinary shares. We are selling                  ordinary shares. The estimated initial public offering price is between $         and $         per share.

We intend to apply to have the ordinary shares listed on the                  under the symbol “CYBR”.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$

(1)	See “Underwriting” for a description of compensation payable to the underwriters.

We have granted the underwriters an option to purchase up to                  additional ordinary shares.

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our ordinary shares involves a high degree of risk. See “Risk Factors” beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares to purchasers on or about                     , 2014.

J.P. Morgan	Deutsche Bank Securities	Barclays

William Blair	Nomura	Oppenheimer & Co.

                    , 2014

Neither we nor the underwriters have authorized anyone to provide information different from that contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by us or on our behalf. Neither we nor the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any information other than the information in this prospectus and any free writing prospectus prepared by us or on our behalf. Neither the delivery of this prospectus nor the sale of our ordinary shares means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or the solicitation of an offer to buy these ordinary shares in any circumstances under which such offer or solicitation is unlawful.

SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in our ordinary shares. You should read the entire prospectus carefully, including “Risk Factors” and our consolidated financial statements and notes to those consolidated financial statements, before making an investment decision. In this prospectus, the terms “CyberArk,” “we,” “us,” “our” and “the Company” refer to Cyber-Ark Software Ltd. and its subsidiaries.

Overview

We are a global leader and pioneer of a new layer of IT security solutions that protects organizations from cyber attacks that have made their way inside the network perimeter to strike at the heart of the enterprise. Our software solution is focused on protecting privileged accounts, which have become a critical target in the lifecycle of today’s cyber attacks. Privileged accounts are pervasive and act as the “keys to the IT kingdom,” providing complete access to, and control of, all parts of IT infrastructure, industrial control systems and critical business data. In the hands of an external attacker or malicious insider, privileged accounts allow attackers to take control of and disrupt an organization’s IT and industrial control infrastructures, steal confidential information and commit financial fraud. Our comprehensive solution proactively protects privileged accounts, monitors privileged activity and detects malicious privileged behavior. Our customers use our innovative solution to introduce this new security layer to protect against, detect and respond to cyber attacks before they strike vital systems and compromise sensitive data.

Organizations worldwide are experiencing an unprecedented increase in the sophistication, scale and frequency of cyber attacks. The challenge this presents is intensified by the growing adoption of new technologies, such as cloud computing, virtualization, software-defined networking, enterprise mobility and social networking, which has resulted in increasingly complex and distributed IT environments with significantly larger attack surfaces. Organizations have historically relied upon perimeter-based threat protection solutions such as network, web and endpoint security tools as the predominant defense against cyber attacks, yet these traditional solutions have a limited ability to stop today’s advanced threats. As a result, an estimated 90% of organizations have suffered a cybersecurity breach. Organizations are just beginning to adapt their security strategies to address this new threat environment and are evolving their approaches based on the assumption that their network perimeter has been or will be breached. They are therefore increasingly implementing new layers of security inside the network to disrupt attacks before they result in the theft of confidential information or other serious damage. Regulators are also continuing to mandate rigorous new compliance standards and audit requirements in response to this evolving threat landscape.

We believe that the implementation of a privileged account security solution is one of the most critical layers of an effective security strategy. Privileged accounts represent one of the most vulnerable aspects of an organization’s IT infrastructure. Privileged accounts are used by system administrators, third-party and cloud service providers, applications and business users, and they exist in nearly every connected device, server, hypervisor, operating system, database, application and industrial control system. Due to the broad access and control they provide, exploiting privileged accounts has become a critical stage of the cyber attack lifecycle. The typical cyber attack involves attackers effecting an initial breach, escalating privileges to access target systems, moving laterally through the IT infrastructure to identify valuable targets, and exfiltrating, or stealing, the desired information. According to Mandiant, credentials of authorized users were hijacked in 100% of the breaches that Mandiant investigated, and privileged accounts were targeted whenever possible.

We have architected our solution from the ground up to address the challenges of protecting privileged accounts and an organization’s sensitive information. Our solution provides proactive protection against cyber attacks from both external and internal sources and allows for real-time detection and neutralization of such threats. It can be deployed in traditional on-premise data centers, cloud environments and industrial control systems. Our innovative software solution is the result of over 10 years of research and expertise, combined with valuable knowledge we have gained from working with our diverse population of customers.

Our Privileged Account Security Solution is built on our shared technology platform and consists of several products:

•	Enterprise Password Vault: proactively protects and manages all privileged accounts across an entire organization

•	Privileged Session Manager: enables live monitoring and command-line keystroke level recording of privileged sessions, isolates the target asset from malware and establishes a single point of control for all privileged activity

•	Application Identity Manager: secures application to application interfaces by enabling proactive controls on privileged credentials embedded in applications, service accounts and scripts

•	On-Demand Privileges Manager: limits the breadth of access of administrative accounts by restricting the use of specified commands and functions

•	Privileged Threat Analytics: profiles and analyzes individual privileged user behavior and creates prioritized alerts when abnormal activity is detected

As of December 31, 2013, we had nearly 1,500 customers, including over 30% of the Fortune 100 and approximately 15% of the Global 2000. Our customers include leading enterprises in a diverse set of industries, including energy and utilities, financial services, healthcare, manufacturing, retail, technology and telecommunications, as well as government agencies. We sell our solution through a high touch, channel fulfilled hybrid sales model that combines the leverage of channel sales with the account control of direct sales, and therefore provides us with significant opportunities to grow our current customer base. This approach allows us to maintain close relationships with our customers and benefit from the global reach of our channel partners. Additionally, we are enhancing our product offerings and go-to-market strategy by establishing technology alliances within the IT infrastructure and security vendor ecosystem.

Our business has rapidly grown in recent years. During 2011, 2012 and 2013, our revenues were $36.4 million, $47.2 million and $66.2 million, respectively, representing year-over-year growth of 29.8% and 40.1%, in 2012 and 2013, respectively. Our net income for 2011, 2012 and 2013 was $5.9 million, $7.9 million and $6.6 million, respectively.

Industry Overview

The recent increase in sophisticated, targeted security threats by both external attackers and malicious insiders, along with an increase in the attack surface due to the growing complexity and distributed nature of IT environments, have made it extremely challenging for enterprises and governments around the world to protect their sensitive information. These challenges are driving the need for a new layer of security that complements traditional threat protection technologies by securing access to privileged accounts and preventing the exploitation of organizations’ critical systems and data.

Privileged accounts represent one of the most vulnerable aspects of an organization’s IT infrastructure. Privileged escalation is a critical stage of the cyber attack because, if privileged credentials are compromised, the attacker is able to move closer to sensitive data while remaining undetected. Today’s advanced cyber attacks are typically designed to evade traditional threat prevention technologies that are focused on protecting the perimeter from outside breach. Furthermore, compliance requirements continue to become more stringent in response to the complex and evolving threat landscape.

Challenges in Protecting Privileged Accounts

The increasing sophistication, scale and frequency of advanced cyber attacks challenge traditional cybersecurity methods and create a need for a comprehensive approach to securing privileged accounts from use by external or internal attackers to gain access to and exploit an organization’s confidential data and IT systems. Such an approach must address a range of challenges presented by privileged accounts, including:

•	traditional security solutions’ limited ability to protect privileged credentials and critical assets from cyber attacks;

•	insufficient visibility and lack of automation in the management of privileged accounts;

•	inability to monitor and audit all privileged activity;

•	inadequate or delayed response time in detecting malicious and high risk behaviors; and

•	limited scalability of existing point solutions.

Our Solution

Our Privileged Account Security Solution provides organizations with the following benefits:

•	Comprehensive platform for proactive protection of privileged credentials and target assets from cyber attacks. Our comprehensive solution for privileged account security enables our customers to proactively protect against and automatically detect and respond to in-progress cyber attacks before they strike vital systems and compromise sensitive data. Our unified solution to these previously disparate security needs enables our customers to preemptively remediate vulnerabilities and improve their security effectiveness from a central command and control point.

•	Automatic identification and understanding of the scope of privileged account risk. Our solution automatically detects privileged accounts across the enterprise and helps customers visualize the resulting compliance gaps and security vulnerabilities. This automated process reduces the time-consuming and error-prone task of manually tracking and updating privileged credentials, thereby decreasing IT operational costs. This enhanced visibility significantly improves the security posture of our customers and facilitates adherence to rigorous audit and compliance standards.

•	Continuous monitoring, recording and secure storage of privileged account activity. Our solution monitors, collects and records individual privileged session activity down to every mouse click and keystroke. It also provides highly secure storage of privileged session recordings, robust search capabilities and full forensics records to facilitate a more rapid and precise response to malicious activity.

•	Real-time detection, alerting and response to malicious privileged activity. Our Privileged Threat Analytics product uses proprietary algorithms to profile and analyze individual privileged user behavior and creates prioritized alerts in real-time when abnormal activity is detected. This allows our customers’ incident response teams to investigate and prioritize threatening activity and respond by terminating the active session.

•	Purpose-built solution, architected for privileged account security. Our Digital Vault offers multiple layers of security including robust segregation of duties, a secure proprietary communications protocol and military-grade encryption. Our Privileged Session Manager product establishes a single point of control for all privileged activity, effectively decreasing the attack surface by providing only proxy-based access to IT assets through our platform.

•	Scalable and flexible platform that enables modular deployment. Our solution is scalable and flexible to enable deployment in large-scale distributed environments for on-premise, cloud environments and industrial control systems. Our solution enables enterprises to leverage their existing investments with out of the box support for many devices, networks, applications and servers, including web sites and social media.

Our Market Opportunity

We believe that the security market is in the midst of a significant transition as enterprises are investing in a new generation of security solutions to help protect them against today’s sophisticated and targeted cyber threats from both external attackers and malicious insiders. Gartner estimates that by 2020, 60% of enterprise information security budgets will be allocated to rapid detection and response approaches, up from less than 10% in 2013. Recognizing that traditional perimeter-based threat protection solutions are not sufficient to protect against today’s advanced cyber threats, enterprises are investing in security solutions within the datacenter to protect the inside of their networks. According to a 2012 report by International Data Corporation (IDC), worldwide spending on datacenter security solutions was $10.7 billion in 2011 and is expected to grow to $16.5 billion by 2016, representing a compound annual growth rate of 9.3%.

We believe that privileged account security is a new, critical layer of security that is benefitting from this transition. Privileged accounts represent one of the most vulnerable aspects of an organization’s IT infrastructure and exist in nearly every connected device, server, hypervisor, operating system, database, application and industrial control system throughout on-premise and cloud-based datacenters. As a result, we believe that an increasing portion of the IT security budget, and specifically datacenter security spend, will be allocated for privileged account security solutions.

Our Competitive Strengths

Our mission is to protect the heart of the enterprise from advanced cyber attacks. We have established a leadership position in protecting high-value data and critical IT assets by securing privileged accounts, and have several key competitive strengths including:

•	Trusted expert in privileged account security. We are a recognized brand name and a leader in privileged account security, protecting organizations worldwide against external threats that have already penetrated the perimeter, as well as threats that originate from within the perimeter by malicious or careless insiders.

•	Technology leader driven by vision and focus on innovation. Our history of innovation is the cornerstone of our technology leadership. We pioneered Digital Vault technology and introduced patented technology for application identity management, secure connectivity for remote vendors, integrated privileged activity monitoring, private and public cloud privileged account management and privileged threat analytics.

•	Global reach driven by direct and indirect sales organization. We have a broadly dispersed global hybrid sales channel as evidenced by our existing customer implementations in 65 countries, a broad network of over 200 channel and technology alliance partners worldwide, and local presence in more than 20 countries.

•	Strong management team with significant IT security expertise. We have a highly talented management team and a strong research and development organization with significant IT security expertise from past experience in leading IT security companies and Israel’s military technology units.

•	Corporate culture committed to our customers’ success. Our commitment to our customers’ success is ingrained in our business strategy and is brought to life through constant customer interactions, employee functions and our engaging annual customer conferences attended by hundreds of customers and channel partners.

Our Growth Strategy

Our goal is to be the global leader in IT security solutions that protect organizations from cyber attacks that have made their way inside the network perimeter to strike at the heart of the enterprise. The key elements of our strategy to extend our global leadership include:

•	continue innovating and enhancing our solution;

•	growing our customer base;

•	further penetrating our existing customer base;

•	continuing to expand our global presence by leveraging systems integrators and distribution partnerships; and

•	selectively pursuing strategic transactions.

Risks Associated With Our Business

Investing in our ordinary shares involves risks. You should carefully consider the risks described in “Risk Factors” beginning on page 11 before making a decision to invest in our ordinary shares. If any of these risks actually occur, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our ordinary shares would likely decline, and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

•	The IT security market is new and rapidly evolving to address the increasingly challenging cyber threat landscape. If the industry does not develop as we anticipate, our sales will not grow as quickly as expected and our share price could decline.

•	If we fail to effectively manage our growth, our business and operations will be negatively affected, and as we invest in the growth of our business, we expect our operating and net profit margins to decline in the near-term.

•	Our quarterly results of operations may fluctuate for a variety of reasons, including our failure to close significant sales before the end of a particular quarter.

•	Our reputation and business could be harmed based on real or perceived shortcomings, defects or vulnerabilities in our solution or the failure of our solution to meet customers’ expectations.

•	If we are unable to acquire new customers, our future revenues and operating results will be harmed.

•	If we are unable to sell additional products and services to our existing customers, our future revenues and operating results will be harmed.

•	We face intense competition from IT security vendors, some of which are larger and better known than we are, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

•	If our internal network system is compromised by cyber attackers or other data thieves, public perception of our products and services will be harmed.

Corporate Information

We are incorporated under the laws of the State of Israel. Our principal executive offices are located at 94 Em-Ha’moshavot Road, Park Azorim, P.O. Box 3143, Petach Tikva 49130, Israel, and our telephone number is +972 (3) 918-0000. Our website address is www.cyberark.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. We have included our website address in this prospectus solely for informational purposes. Our agent for service of process in the United States is Cyber-Ark Software, Inc., located at 60 Wells Avenue, Suite 103, Newton, MA 02459, and our telephone number is (617) 965-1544.

Throughout this prospectus, we refer to various trademarks, service marks and trade names that we use in our business. The “CyberArk” design logo is the property of Cyber-Ark Software Ltd. CyberArk® is our registered trademark in the United States. We have several other trademarks, service marks and pending applications relating to our products. In particular, although we have omitted the “®” and “™” trademark designations in this prospectus from each reference to Cyber-Ark DNA, Inter-Business Vault, Network Vault, Password Vault, Privileged Session Manager and Vaulting Technology, all rights to such trademarks are nevertheless reserved. Other trademarks and service marks appearing in this prospectus are the property of their respective holders.

The Offering

Ordinary shares offered by us	ordinary shares

Ordinary shares to be outstanding after this offering	ordinary shares

Underwriters’ option	We have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase up to additional ordinary shares.

Use of proceeds	We intend to use the net proceeds from this offering for general corporate purposes, including sales and marketing expenditures aimed at growing our business and research and development expenditures focused on product development. We may also use net proceeds to make acquisitions or investments in complementary companies or technologies, although we do not have any agreement or understanding with respect to any such acquisition or investment at this time. See “Use of Proceeds.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.

Proposed symbol	CYBR

The number of ordinary shares to be outstanding after this offering is based on 24,081,790 ordinary shares outstanding as of December 31, 2013 assuming the conversion of all outstanding preferred shares and warrants to purchase Series B3 preferred shares as of that date. The number of ordinary shares to be outstanding after this offering excludes (1) 4,708,408 ordinary shares reserved for issuance under our share option plans as of December 31, 2013, of which there were outstanding options to purchase 4,542,466 shares at a weighted average exercise price of $1.41 per share, and (2) 15,000 ordinary shares underlying warrants issued to an Israeli non-profit organization with an exercise price of $2.21 per share.

Unless otherwise indicated, this prospectus:

•	reflects the conversion of all outstanding preferred shares into 16,569,078 ordinary shares, which will occur automatically immediately prior to the closing of this offering;

•	reflects the issuance of 493,360 ordinary shares upon the exercise immediately prior to the closing of this offering of warrants and the receipt of $0.8 million by us from such exercise;

•	reflects the adoption of our articles of association, which will occur in connection with the consummation of the offering;

•	assumes an initial public offering price of $ per ordinary share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus; and

•	assumes no exercise of the underwriters’ option to purchase up to additional ordinary shares from us.

Summary Consolidated Financial Data

The following tables set forth our summary consolidated financial data. You should read the following summary consolidated financial and other data in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected in the future. Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

The summary consolidated statements of operations data for each of the years in the three-year period ended December 31, 2013 and the summary balance sheet data as of December 31, 2013 are derived from our audited consolidated financial statements appearing elsewhere in this prospectus.

	Year ended December 31,
	2011	2012	2013
	(in thousands, except share and per share amounts)
Consolidated Statements of Operations:
Revenues:
License	$21,125	$27,029	$38,907
Maintenance and professional services	15,240	20,179	27,250

Total revenues	36,365	47,208	66,157

Cost of revenues:
License	899	1,002	1,216
Maintenance and professional services	4,517	5,922	7,860

Total cost of revenues	5,416	6,924	9,076

Gross profit	30,949	40,284	57,081
Operating expenses:
Research and development(1)	6,272	7,273	10,404
Sales and marketing(1)	15,929	22,081	32,840
General and administrative(1)	3,077	3,297	4,758

Total operating expenses	25,278	32,651	48,002

Operating income	5,671	7,633	9,079
Financial income (expenses), net	(190)	4	(1,124)

Income before taxes on income	5,481	7,637	7,955
Taxes on income (benefit)	(392)	(225)	1,320

Net income	$5,873	$7,862	$6,635

Basic net income per ordinary share(2)	$0.43	$0.51	$0.25

Diluted net income per ordinary share(2)	$0.26	$0.31	$0.14

Weighted average number of ordinary shares used in computing basic net income per ordinary share(2)	4,969,489	6,592,997	6,900,433

Weighted average number of ordinary shares used in computing diluted net income per ordinary share(2)	22,791,354	25,245,790	10,765,914

Basic pro forma net income per ordinary share(3)			$0.34

Diluted pro forma net income per ordinary share(3)			$0.28

Weighted average number of shares used in computing pro forma basic net income per ordinary share(3)			23,963,322

Weighted average number of shares used in computing pro forma diluted net income per ordinary share(3)			27,828,804

	As of December 31, 2013
	Actual	Pro Forma	Pro Forma As Adjusted(4)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term bank deposits	$65,561	$66,313	$
Deferred revenue, current and long-term	24,478	24,478
Working capital(5)	51,740	51,740
Total assets	89,724	89,724
Preferred share warrant liability	2,134	—
Total shareholders’ equity	45,846	47,980

	Year ended December 31,
	2011	2012	2013
	(in thousands)
Supplemental Financial Data:
Non-GAAP operating income(6)	$7,347	$7,917	$9,482
Non-GAAP net income(6)	7,727	8,322	8,484
Net cash provided by operating activities	9,376	13,657	20,159

(1)	Includes share-based compensation expense as follows:

	Year ended December 31,
	2011	2012	2013
	(in thousands)
Share-based Compensation Expense:
Cost of revenues	$70	$32	$39
Research and development	481	58	73
Sales and marketing	432	81	126
General and administrative	693	113	165

Total share-based compensation expense	$1,676	$284	$403

(2)	Basic and diluted net income per ordinary share is computed based on the weighted average number of ordinary shares outstanding during each period. For additional information, see note 10 to our consolidated financial statements included elsewhere in this prospectus.
(3)	Pro forma basic and diluted net income per ordinary share and pro forma weighted average shares outstanding assumes the conversion of all of our outstanding preferred shares into ordinary shares, which will occur upon the closing of this offering, but does not give effect to the issuance of shares in connection with this offering. For additional information on the conversion of the preferred shares see note 7 to our consolidated financial statements included elsewhere in this prospectus.
(4)	Pro forma gives effect to (a) the conversion of all of our outstanding preferred shares into ordinary shares, which will occur upon the closing of this offering, and (b) the resulting reclassification of the preferred share warrant liability to additional paid-in capital. Pro forma as adjusted gives effect to (a) the same items as “pro forma”, (b) the issuance of ordinary shares upon the exercise immediately prior to the closing of this offering of warrants and the receipt of $ by us from such exercise, and (c) the issuance and sale of ordinary shares by us in this offering at an assumed initial public offering price of $ per ordinary share after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
(5)	We define working capital as total current assets minus total current liabilities.
(6)

Non-GAAP operating income and non-GAAP net income are non-GAAP financial measures. We define non-GAAP operating income as operating income excluding share-based compensation expense. We define non-GAAP net income as net income excluding (i) share-based compensation expense, and (ii) financial expenses resulting from the revaluation of warrants to purchase preferred shares. Because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expense, we believe that providing non-GAAP financial measures that exclude non-cash share-based compensation expense allows for more meaningful comparisons between our operating results from period to period. In addition, we believe that excluding financial expenses with respect to revaluation of warrants to purchase preferred shares allows for more meaningful comparison between our net income from period to period, as following this offering, the warrants will be exercised and, as a result, will no longer be revalued at each balance sheet date. Each of our non-GAAP financial measures is an important tool for financial and operational decision making and for evaluating our operating results over different periods of time. The following tables reconcile operating income and net income, the most directly comparable U.S. GAAP measure, to non-GAAP operating income and non-GAAP net income for the periods presented:

	Year ended December 31,
	2011	2012	2013
	(in thousands)
Reconciliation of Operating Income to Non-GAAP Operating Income:
Operating income	$5,671	$7,633	$9,079
Share-based compensation	1,676	284	403

Non-GAAP operating income	$7,347	$7,917	$9,482

	Year ended December 31,
	2011	2012	2013
	(in thousands)
Reconciliation of Net Income to Non-GAAP Net Income:
Net income	$5,873	$7,862	$6,635
Share-based compensation	1,676	284	403
Warrant adjustment	179	176	1,446

Non-GAAP net income	$7,727	$8,322	$8,484

For a description of how we use non-GAAP operating income and non-GAAP net income to evaluate our business, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Metrics.” We believe that these non-GAAP financial measures are useful in evaluating our business because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expenses, and we believe that providing non-GAAP operating income and non-GAAP net income that exclude share-based compensation expenses and warrant awards allows for more meaningful comparisons between our operating results from period to period.

Other companies, including companies in our industry, may calculate non-GAAP operating and non-GAAP net income differently or not at all, which reduces their usefulness as a comparative measure. You should consider non-GAAP operating income and non-GAAP net income along with other financial performance measures, including operating income and net income, and our financial results presented in accordance with U.S. GAAP.

RISK FACTORS

This offering and an investment in our ordinary shares involve a high degree of risk. You should consider carefully the risks described below and all other information contained in this prospectus before you decide to buy our ordinary shares. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment.

Risks Related to Our Business and Our Industry

The IT security market is new and rapidly evolving to address the increasingly challenging cyber threat landscape. If the industry does not develop as we anticipate, our sales will not grow as quickly as expected and our share price could decline.

We operate in a new, rapidly evolving industry focused on securing organizations’ IT systems and sensitive business data. Our solution focuses on safeguarding privileged accounts, which are those accounts within an organization that give the user high levels of access, or “privileged” access, to IT systems, infrastructure, industrial control systems, applications and data. To date, the majority of enterprise spend on IT security has been on threat protection products, such as network, endpoint and web security that are designed to stop threats from penetrating corporate networks. Organizations that use these security products may believe that their existing security solutions sufficiently protect access to their sensitive business data. Therefore, they may continue allocating their IT security budgets to these products and may not adopt our solution in addition to such products. Further, a security solution such as ours, which is focused on disrupting cyber attacks by insiders and external perpetrators that have penetrated the organization’s perimeter, is a relatively new technology that has been developed to respond to advanced threats and more rigorous compliance standards and audit requirements. However, advanced cyber attackers are skilled at adapting to new technologies and developing new methods of gaining access to organizations’ sensitive business data. Changes in the nature of advanced cyber threats could result in a shift in IT budgets away from solutions such as ours. In addition, any changes in compliance standards or audit requirements that deemphasize the types of controls, storage, monitoring and analysis that our solution provides would adversely impact demand for our offerings. It is therefore difficult to predict how large the market will be for our solution. If solutions such as ours are not viewed by organizations as necessary, or if customers do not recognize the benefit of our solution as a critical layer of an effective security strategy, then our revenues may not grow as quickly as expected, or may decline, and our share price could suffer.

If we fail to effectively manage our growth, our business and operations will be negatively affected, and as we invest in the growth of our business, we expect our operating and net profit margins to decline in the near-term.

We have experienced significant growth in a relatively short period of time and intend to continue to aggressively grow our business. Our revenues grew from $36.4 million in 2011 to $66.2 million in 2013. Our headcount has increased from 170 as of December 31, 2011 to 317 as of December 31, 2013, and we plan to hire additional employees in 2014, particularly in our sales and marketing organization. Our rapid growth has placed significant demands on our management, sales and operational and financial infrastructure, and our growth will continue to place significant demands on these resources. Further, in order to manage our future growth effectively, and in connection with our transition to a public company, we must continue to improve and expand our IT and financial infrastructure, operating and administrative systems and controls and efficiently manage headcount, capital and processes. We may not be able to successfully implement these improvements in a timely or efficient manner, and our failure to do so may materially impact our projected growth rate.

As we invest in the growth of our business, we expect our operating and net profit margins to decline in the near-term, primarily as a result of the costs associated with expanding our direct and indirect sales forces, our increased rate of investment in research and development and our increased administrative costs in connection with becoming a public company. We expect that these invested costs will adversely impact our operating and net profit margins since it will take time and resources to train and integrate new sales force members and to comply with public company reporting and regulatory requirements. In addition, costs associated with adding new personnel to our sales force are expensed before their positive impact on our sales is recognized, and even then a significant portion of any revenues that they generate from maintenance and professional services are deferred over the delivery period of those services. A failure to meet market expectations regarding our revenues and profitability could have an adverse effect on our share price.

Our quarterly results of operations may fluctuate for a variety of reasons, including our failure to close significant sales before the end of a particular quarter.

A meaningful portion of our revenues is generated by significant sales to new customers and sales of additional products to existing customers. Purchases of our products and services often occur at the end of each quarter, particularly in the last quarter of the year. In addition, our sales cycle can last several months from proof of concept to delivery of our solution to our customers, and this sales cycle can be even longer, less predictable and more resource-intensive for larger sales. Customers may also require additional internal approvals or seek to test our products for a longer trial period before deciding to purchase our solution. As a result, the timing of individual sales can be difficult to predict. In some cases, sales have occurred in a quarter subsequent to those we anticipated, or have not occurred at all, which can significantly impact our quarterly results and make it more difficult to meet market expectations. Furthermore, even if we close a sale during a given quarter we may be unable to recognize the revenues derived from such sale during the same period due to our revenue recognition policy. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Application of Critical Accounting Policies and Estimates—Revenue Recognition.”

In addition to the sales cycle-related fluctuations noted above, our results of operations will continue to vary as a result of a number of factors, many of which are outside of our control and may be difficult to predict, including:

•	our ability to attract and retain new customers;

•	our ability to sell additional products to current customers;

•	changes in customer or channel partner requirements or market needs;

•	changes in the growth rate of the information security market;

•	the timing and success of new product and service introductions by us or our competitors or any other change in the competitive landscape of the information security market, including consolidation among our customers or competitors;

•	a disruption in, or termination of, our relationship with channel partners;

•	our ability to successfully expand our business globally;

•	reductions in maintenance renewal rates;

•	changes in our pricing policies or those of our competitors;

•	general economic conditions in our markets;

•	future accounting pronouncements or changes in our accounting policies or practices;

•	the amount and timing of our operating costs;

•	a change in our mix of products and services; and

•	increases or decreases in our expenses caused by fluctuations in foreign currency exchange rates.

Any of the above factors, individually or in the aggregate, may result in significant fluctuations in our financial and other operating results from period to period. These fluctuations could result in our failure to meet our operating plan or the expectations of investors or analysts for any period. If we fail to meet such expectations for these or other reasons, the market price of our ordinary shares could fall substantially, and we could face costly lawsuits, including securities class action suits.

Our reputation and business could be harmed based on real or perceived shortcomings, defects or vulnerabilities in our solution or the failure of our solution to meet customers’ expectations.

Organizations are facing increasingly sophisticated and targeted cyber threats. If we fail to identify and respond to new and increasingly complex methods of attack and update our products to detect or prevent such threats, our business and reputation will suffer. In particular, we may suffer significant adverse publicity and reputational harm if a significant breach occurs generally or if any breach occurs at a high profile customer. Moreover, as our solution is adopted by an increasing number of enterprises and governmental entities, it is possible that attackers will begin to focus on finding ways to defeat our solution. An actual or perceived security breach or theft of our customers’ sensitive business data, regardless of whether the breach or theft is attributable to the failure of our products, could adversely affect the market’s perception of the efficacy of our solution and current or potential customers may look to our competitors for alternatives to our solution. The failure of our products may also subject us to lawsuits and financial losses stemming from indemnification of our partners and other third parties, as well as the expenditure of significant financial resources to analyze, correct or eliminate any vulnerabilities. It could also cause us to suffer reputational harm, lose existing customers or deter them from purchasing additional products and services and prevent new customers from purchasing our solution.

False detection of threats, while typical in our industry, may reduce perception of the reliability of our products and may therefore adversely impact market acceptance of our products. If our solution restricts legitimate privileged access by authorized personnel to IT systems and applications by falsely identifying those users as an attack or otherwise unauthorized, our customers’ business could be harmed. There can be no assurance that, despite testing by us, errors will not be found in existing and new versions of our products, resulting in loss of or delay in market acceptance. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem.

If we are unable to acquire new customers, our future revenues and operating results will be harmed.

Our success depends on our ability to acquire new customers. The number of customers that we add in a given period impacts both our short-term and long-term revenues. If we are unable to attract a sufficient number of new customers, we may be unable to generate revenue growth at desired rates. The IT security market is competitive and many of our competitors have substantial financial, personnel, and other resources that they utilize to develop products and attract customers. As a result, it may be difficult for us to add new customers to our customer base. Competition in the marketplace may also lead us to win fewer new customers or result in us providing discounts and other commercial incentives. Additional factors that impact our ability to acquire new customers include the perceived need for IT security, the size of our prospective customers’ IT budgets, the utility and efficacy of our existing and new offerings, whether proven or perceived, and general economic conditions. These factors may have a meaningful negative impact on future revenues and operating results.

If we are unable to sell additional products and services to our existing customers, our future revenues and operating results will be harmed.

A significant portion of our revenues are generated from sales to existing customers. Our future success depends, in part, on our ability to continue to sell new licenses and incremental licenses to our existing customers. We devote significant efforts to developing, marketing and selling additional licenses and associated maintenance and support to existing customers and rely on these efforts for a portion of our revenues. These efforts require a significant investment in building and maintaining customer relationships, as well as significant research and development efforts in order to provide product upgrades and launch new products. The rate at which our existing customers purchase additional products and services depends on a number of factors, including the perceived need for additional IT security, the efficacy of our solutions and the utility of our new offerings, whether proven or perceived, our customers’ IT budgets, general economic conditions, our customers’ overall satisfaction with the maintenance and professional services we provide and the continued growth and economic health of our customer base to require incremental users and servers to be covered. If our efforts to sell additional products and services to our customers are not successful, our future revenues and operating results will be harmed.

We face intense competition from IT security vendors, some of which are larger and better known than we are, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The IT security market in which we operate is characterized by intense competition, constant innovation and evolving security threats. We compete with companies that offer a broad array of IT security products. Our current and potential future competitors include CA, Inc., Dell Inc., International Business Machines Corporation and Oracle Corporation in the access and identity management market, and may also include providers of advanced threat protection solutions such as Hewlett-Packard Company, EMC Corporation, International Business Machines Corporation, FireEye, Inc., Splunk Inc. and Palo Alto Networks, Inc. and other smaller companies that offer point solutions with a more limited range of functionality than our own offerings. Some of our competitors are large companies that have the technical and financial resources and broad customer bases needed to bring competitive solutions to the market and already have existing relationships as a trusted vendor for other products. Such companies may use these advantages to offer products and services that are perceived to be as effective as ours at a lower price or for free as part of a larger product package or solely in consideration for maintenance and services fees. They may also develop different products to compete with our current solution and respond more quickly and effectively than we do to new or changing opportunities, technologies, standards or client requirements. Additionally, from time to time we may compete with smaller regional vendors that offer products with a more limited range of capabilities that purport to perform functions similar to our solution. Such companies may enjoy stronger sales and service capabilities in their particular regions.

Our competitors may enjoy potential competitive advantages over us, such as:

•	greater name recognition, a longer operating history and a larger customer base;

•	larger sales and marketing budgets and resources;

•	broader distribution and established relationships with channel and distribution partners and customers;

•	greater customer support resources;

•	greater resources to make acquisitions;

•	larger intellectual property portfolios; and

•	greater financial, technical and other resources.

Our current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their resources. Current or potential competitors may be acquired by third parties with greater available resources. As a result of such acquisitions, our current or potential competitors might be able to adapt more quickly to new technologies and customer needs, devote greater resources to the promotion or sale of their products and services, initiate or withstand substantial price competition, take advantage of other opportunities more readily or develop and expand their product and service offerings more quickly than we do. Larger competitors with more diverse product offerings may reduce the price of products that compete with ours in order to promote the sale of other products or may bundle them with other products, which would lead to increased pricing pressure on our products and could cause the average sales prices for our products to decline.

In addition, other IT security technologies exist or could be developed in the future by current or future competitors, and our business could be materially and adversely affected if such technologies are widely adopted. We may not be able to successfully anticipate or adapt to changing technology or customer requirements on a timely basis, or at all. If we fail to keep up with technological changes or to convince our customers and potential customers of the value of our solution even in light of new technologies, our business, results of operations and financial condition could be materially and adversely affected.

If our internal network system is compromised by cyber attackers or other data thieves, public perception of our products and services will be harmed.

We will not succeed unless the marketplace is confident that we provide effective IT security protection. We provide privileged account security products, and therefore we may be a more attractive target for attacks by cyber attackers or other data thieves. If we experience an actual or perceived breach of our network or privileged account security in our internal systems, it could adversely affect the market perception of our products and services. In addition, such a security breach could impair our ability to operate our business, including our ability to provide maintenance and support services to our customers. If this happens, our revenues could decline and our business could suffer.

If we do not effectively expand, train and retain our sales force, we may be unable to acquire new customers or sell additional products and services to existing customers, and our business will suffer.

We depend significantly on our sales force to attract new customers and expand sales to existing customers. We generate approximately 50% of our revenues from direct sales. As a result, our ability to grow our revenues depends in part on our success in recruiting, training and retaining sufficient numbers of sales personnel to support our growth, particularly in the United States. During 2013, we increased the number of our sales and marketing personnel from 100 to 135. We expect to continue to expand our sales and marketing personnel significantly and face a number of challenges in achieving our hiring and integration goals. There is intense competition for individuals with sales training and experience. In addition, the training and integration of a large number of sales and marketing personnel in a short time requires the allocation of significant internal resources. We invest significant time and resources in training new sales force personnel to understand our solutions and growth strategy. Based on our past experience, it takes an average of approximately six to nine months before a new sales force member operates at target performance levels. However, we may be unable to achieve or maintain our target performance levels with large numbers of new sales personnel as quickly as we have done in the past. Our failure to hire a sufficient number of qualified sales force members and train them to operate at target performance levels may materially and adversely impact our projected growth rate.

We rely on channel partners, including systems integrators, distributors and value-added resellers, to generate a significant portion of our revenue. If we fail to maintain successful relationships with our channel partners, or if our channel partners fail to perform, our ability to market, sell and distribute our solution will be limited, and our business, financial position and results of operations will be harmed.

In addition to our direct sales force, we rely on our channel partners to sell and support our solution, particularly in Europe and the Asia Pacific region. We expect that sales through our channel partners will continue to account for a significant percentage of our revenue. We generate approximately 50% of our revenues from sales to channel partners and we expect that channel partners will represent a substantial portion of our revenues for the foreseeable future. Our agreements with channel partners are non-exclusive, meaning our partners may offer customers IT security products from other companies, including products that compete with our solution. If our channel partners do not effectively market and sell our solution, or choose to use greater efforts to market and sell their own products and services or the products and services of our competitors, our ability to grow our business will be adversely affected. Our channel partners may cease or deemphasize the marketing of our solution with limited or no notice and with little or no penalty. Further, new channel partners require training and may take several months or more to achieve productivity. The loss of a substantial number of our channel partners, the inability to replace them or the failure to recruit additional channel partners could materially and adversely affect our results of operations. Our reliance on channel partners could also subject us to lawsuits or reputational harm if, for example, a channel partner misrepresents the functionality of our solution to customers or violates laws or our corporate policies. Our ability to grow revenues in the future will depend in part on our success in maintaining successful relationships with our channel partners and training our channel partners to independently sell and install our solution. If we are unable to maintain our relationship with channel partners or otherwise develop and expand our indirect sales channel, or if our channel partners fail to perform, our business, financial position and results of operations could be adversely affected.

If our products fail to help our customers achieve and maintain compliance with certain government regulations and industry standards, our business and results of operations could be materially and adversely affected.

We generate a substantial portion of our revenues from our products and services because they enable our customers to achieve and maintain compliance with certain government regulations and industry standards, and we expect that will continue for the foreseeable future. Examples of industry standards and government regulations include the Payment Card Industry Data Security Standard (PCI-DSS); the Federal Information Security Management Act (FISMA) and associated National Institute for Standards and Testing (NIST) Network Security Standards; the Sarbanes-Oxley Act; Title 21 of the U.S. Code of Federal Regulations, which governs food and drugs industries; the North American Electric Reliability Corporation Critical Infrastructure Protection Plan (NERC-CIP); the German Federal Financial Supervisory Authority (BaFin) Minimum Requirements for Risk Management; and the Monetary Authority of Singapore’s Technology Risk Management Notices. These industry standards may change with little or no notice, including changes that could make them more or less onerous for businesses. In addition, governments may also adopt new laws or regulations, or make changes to existing laws or regulations, that could impact whether our solution enables our customers to maintain compliance with such laws or regulations. If we are unable to adapt our solution to changing government regulations and industry standards in a timely manner, or if our solution fails to expedite our customers’ compliance initiatives, our customers may lose confidence in our products and could switch to products offered by our competitors. In addition, if government regulations and industry standards related to IT security are changed in a manner that makes them less onerous, our customers may view compliance as less critical to their businesses, and our customers may be less willing to purchase our products and services. In either case, our sales and financial results would suffer.

Our model for long-term growth depends upon the introduction of new products. If we are unable to develop new products or if these new products are not adopted by customers, our growth will be adversely affected.

Our business depends on the successful development and marketing of new products. For example, we introduced Privileged Threat Analytics in December 2013. Development and marketing of new products requires significant up-front research, development and other costs, and the failure of new products we develop to gain market acceptance may result in a failure to achieve future sales and adversely affect our competitive position. There can be no assurance that any of our new or future products will achieve market acceptance or generate revenues at forecasted rates or that the margins generated from their sales will allow us to recoup the costs of our development efforts.

Failure by us or our channel partners to maintain sufficient levels of customer support could have a material adverse effect on our business, financial condition and results of operations.

Our customers depend in large part on customer support delivered through our channel partners or by us to resolve issues relating to the use of our solution. However, even with our support and that of our channel partners, our customers are ultimately responsible for effectively using our solution and ensuring that their IT staff is properly trained in the use of our products and complementary security products. The failure of our customers to correctly use our solution, or our failure to effectively assist customers in installing our solution and providing effective ongoing support, may result in an increase in the vulnerability of our customers’ IT systems and sensitive business data. Additionally, if our channel partners do not effectively provide support to the satisfaction of our customers, we may be required to provide support to such customers, which would require us to invest in additional personnel, which requires significant time and resources. We may not be able to keep up with demand, particularly if the sales of our solution exceed our internal forecasts. To the extent that we or our channel partners are unsuccessful in hiring, training and retaining adequate support resources, our ability and the ability of our channel partners to provide adequate and timely support to our customers will be negatively impacted, and our customers’ satisfaction with our products will be adversely affected. Accordingly, our failure to provide satisfactory maintenance and technical support services could have a material and adverse effect on our business and results of operations.

If we do not successfully anticipate market needs and enhance our existing products or develop new products that meet those needs on a timely basis, we may not be able to compete effectively and our ability to generate revenues will suffer.

Our customers operate in markets characterized by rapidly changing technologies and business plans, which require them to adapt to increasingly complex IT infrastructures that incorporate a variety of hardware, software applications, operating systems and networking protocols. As our customers’ technologies and business plans grow more complex, we expect them to face new and increasingly sophisticated methods of attack. We face significant challenges in ensuring that our solution effectively identifies and responds to these advanced and evolving attacks without disrupting the performance of our customers’ IT systems. As a result, we must continually modify and improve our products in response to changes in our customers’ IT and industrial control infrastructures.

We cannot guarantee that we will be able to anticipate future market needs and opportunities or be able to develop product enhancements or new products to meet such needs or opportunities in a timely manner, if at all. Even if we are able to anticipate, develop and commercially introduce enhancements and new products, there can be no assurance that enhancements or new products will achieve widespread market acceptance.

Our product enhancements or new products could fail to attain sufficient market acceptance for many reasons, including:

•	delays in releasing product enhancements or new products;

•	failure to accurately predict market demand and to supply products that meet this demand in a timely fashion;

•	inability to interoperate effectively with the existing or newly introduced technologies, systems or applications of our existing and prospective customers;

•	inability to protect against new types of attacks or techniques used by cyber attackers or other data thieves;

•	defects in our products, errors or failures of our solutions to secure privileged accounts;

•	negative publicity about the performance or effectiveness of our products;

•	introduction or anticipated introduction of competing products by our competitors;

•	installation, configuration or usage errors by our customers;

•	easing or changing of regulatory requirements related to security; and

•	reluctance of customers to purchase products incorporating open source software.

If we fail to anticipate market requirements or fail to develop and introduce product enhancements or new products to meet those needs in a timely manner, it could cause us to lose existing customers and prevent us from gaining new customers, which would significantly harm our business, financial condition and results of operations.

If our products do not effectively interoperate with our customers’ existing or future IT infrastructures, installations could be delayed or cancelled, which would harm our business.

Our products must effectively interoperate with our customers’ existing or future IT infrastructures, which often have different specifications, utilize multiple protocol standards, deploy products from multiple vendors and contain multiple generations of products that have been added over time. If we find errors in the existing software or defects in the hardware used in our customers’ infrastructure or problematic network configurations or settings, we may have to modify our software so that our products will interoperate with our customers’ infrastructure and business processes. In addition, to stay competitive within certain markets, we may be required to make software modifications in future releases to comply with new statutory or regulatory requirements. These issues could result in longer sales cycles for our products and order cancellations, either of which would adversely affect our business, results of operations and financial condition.

Our research and development efforts may not produce successful products or enhancements to our solution that result in significant revenue or other benefits in the near future, if at all.

We expect to continue to dedicate significant financial and other resources to our research and development efforts in order to maintain our competitive position. For example, in 2013, we increased our dedicated research and development personnel by 36% compared to 2012. However, investing in research and development personnel, developing new products and enhancing existing products is expensive and time consuming, and there is no assurance that such activities will result in significant new marketable products or enhancements to our products, design improvements, cost savings, revenues or other expected benefits. If we spend significant time and effort on research and development and are unable to generate an adequate return on our investment, our business and results of operations may be materially and adversely affected.

We are subject to a number of risks associated with global sales and operations.

Business practices in the global markets that we serve may differ from those in the United States and may require us to include non-standard terms in customer contracts, such as extended payment or warranty terms. To the extent that we enter into customer contracts that include non-standard terms related to payment, warranties, or performance obligations, our results of operations may be adversely impacted.

Additionally, our global sales and operations are subject to a number of risks, including the following:

•	greater difficulty in enforcing contracts and managing collections, as well as longer collection periods;

•	higher costs of doing business globally, including costs incurred in maintaining office space, securing adequate staffing and localizing our contracts;

•	fluctuations in exchange rates between the U.S. dollar and foreign currencies in markets where we do business;

•	management communication and integration problems resulting from cultural and geographic dispersion;

•	risks associated with trade restrictions and foreign legal requirements, including any importation, certification, and localization of our platform that may be required in foreign countries;

•	greater risk of unexpected changes in regulatory practices, tariffs, and tax laws and treaties;

•	compliance with anti-bribery laws, including, without limitation, compliance with the U.S. Foreign Corrupt Practices Act and the UK Anti-Bribery Act;

•	heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements;

•	reduced or uncertain protection of intellectual property rights in some countries;

•	social, economic and political instability, terrorist attacks and security concerns in general; and

•	potentially adverse tax consequences.

These and other factors could harm our ability to generate future global revenues and, consequently, materially impact our business, results of operations and financial condition.

If we are unable to adequately protect our proprietary technology and intellectual property rights, our business could suffer substantial harm.

The success of our business depends on our ability to protect our proprietary technology, brands and other intellectual property and to enforce our rights in that intellectual property. We attempt to protect our intellectual property under patent, trademark, copyright and trade secret laws, and through a combination of confidentiality procedures, contractual provisions and other methods, all of which offer only limited protection.

As of February 28, 2014, we had two issued patents in the United States and nine provisional or pending U.S. patent applications. We also had one patent issued and seven applications pending for examination in non-U.S. jurisdictions, and two pending Patent Cooperation Treaty patent applications, which are counterparts of our U.S. patent applications. We may file additional patent applications in the future. The process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner all the way through to the successful issuance of a patent. We may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions. Furthermore, it is possible that our patent applications may not issue as granted patents, that the scope of our issued patents will be insufficient or not have the coverage originally sought, that our issued patents will not provide us with any competitive advantages, and that our patents and other intellectual property rights may be challenged by others or invalidated through administrative processes or litigation. In addition, issuance of a patent does not guarantee that we have an absolute right to practice the patented invention. Our policy is to require our employees (and our consultants and service providers that develop intellectual property included in our products) to execute written agreements in which they assign to us their rights in potential inventions and other intellectual property created within the scope of their employment (or, with respect to consultants and service providers, their engagement to develop such intellectual property), but we cannot assure you that we have adequately protected our rights in every such agreement or that we have executed an agreement with every such party. Finally, in order to benefit from the protection of patents and other intellectual property rights, we must monitor and detect infringement and pursue infringement claims in certain circumstances in relevant jurisdictions, all of which are costly and time-consuming. As a result, we may not be able to obtain adequate protection or to effectively enforce our issued patents or other intellectual property rights.

In addition to patents, we rely on trade secret rights, copyrights and other rights to protect our unpatented proprietary intellectual property and technology. Despite our efforts to protect our proprietary technologies and our intellectual property rights, unauthorized parties, including our employees, consultants, service providers or customers, may attempt to copy aspects of our products or obtain and use our trade secrets or other confidential information. We generally enter into confidentiality agreements with our employees, consultants, service providers, vendors, channel partners and customers, and generally limit access to and distribution of our proprietary information and proprietary technology through certain procedural safeguards. These agreements may not effectively prevent unauthorized use or disclosure of our intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our intellectual property or technology. We cannot assure you that the steps taken by us will prevent misappropriation of our intellectual property or technology or infringement of our intellectual property rights. In addition, the laws of some foreign countries where we operate do not protect our intellectual property and technology to as great an extent as the laws of the United States, and many foreign countries do not enforce these laws as diligently as government agencies and private parties in the United States.

Moreover, the IT security industry is characterized by the existence of a large number of relevant patents and frequent claims and related litigation regarding patent and other intellectual property rights. In particular, leading companies in the IT security industry have extensive patent portfolios. From time to time, third-parties have asserted and may assert their patent, copyright, trademark and other intellectual property rights against us, our channel partners or our customers. Successful claims of infringement or misappropriation by a third-party could prevent us from distributing certain products or performing certain services or could require us to pay substantial damages (including, for example, treble damages if we are found to have willfully infringed patents and increased statutory damages if we are found to have willfully infringed copyrights), royalties or other fees. Such claims also could require us to cease making, licensing or using solutions that are alleged to infringe or misappropriate the intellectual property of others, to expend additional development resources to attempt to redesign our products or services or otherwise to develop non-infringing technology, to enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies or intellectual property rights, and to indemnify our partners and other third parties, including our customers and channel partners whom we typically indemnify against such claims. Even if third parties may offer a license to their technology, the terms of any offered license may not be acceptable, and the failure to obtain a license or the costs associated with any license could cause our business, results of operations or financial condition to be materially and adversely affected. In some cases, we indemnify our channel partners and customers against claims that our products infringe the intellectual property rights of third parties. Defending against claims of infringement or being deemed to be infringing the intellectual property rights of others could impair our ability to innovate, develop, distribute and sell our current and planned products and services. If we are unable to protect our intellectual property and technology and ensure that we are not violating the intellectual property rights of others, we may find ourselves at a competitive disadvantage to others who need not incur the additional expense, time and effort required to create the innovative products that have enabled us to be successful to date.

Prolonged economic uncertainties or downturns could materially adversely affect our business.

Our business depends on our current and prospective customers’ ability and willingness to invest money in IT security, which in turn is dependent upon their overall economic health. Negative economic conditions in the global economy, including conditions resulting from financial and credit market fluctuations, could cause a decrease in corporate spending on information security software. We generated 39.1% of our revenues from Europe, the Middle East and Africa in 2013. Continuing economic challenges throughout Europe and other parts of the world may cause our customers in those locations to reevaluate decisions to purchase our solution or to delay their purchasing decisions, which could adversely impact our results of operations due to the importance of that region to us.

In addition, a significant portion of our revenues is generated from customers in the financial services industry, including banking and insurance. Negative economic conditions may cause customers generally and in that industry in particular to reduce their IT spending. Customers may delay or cancel IT projects, choose to focus on in-house development efforts or seek to lower their costs by renegotiating maintenance and support agreements. To the extent purchases of licenses for our software are perceived by customers and potential customers to be discretionary, our revenues may be disproportionately affected by delays or reductions in general IT spending. If the economic conditions of the general economy or industries in which we operate worsen from present levels, our results of operation could be adversely affected.

If we are unable to hire, retain and motivate qualified personnel, our business will suffer.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. Our inability to attract or retain qualified personnel or delays in hiring required personnel, particularly in sales and engineering, may seriously harm our business, financial condition and results of operations. Any of our employees may terminate their employment at any time. Competition for highly skilled personnel is frequently intense, especially in Israel, where we are headquartered. Further, a number of our employees are substantially vested in significant share option plans, and the ability to exercise those options and sell their shares in a public market after the closing of this offering may result in a larger than normal turn-over rate. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or divulged proprietary or other confidential information.

We rely significantly on revenues from maintenance and support contracts, which we recognize ratably over the term of the associated contract and, to a lesser extent, from professional services contracts, which we recognize as services are delivered, and downturns in sales of these contracts are not immediately reflected in full in our quarterly operating results.

Maintenance and support and professional services revenues accounted for 41.2% of our total revenues in 2013. Sales of maintenance and support and professional services may decline or fluctuate as a result of a number of factors, including the number of product licenses we sell, our customers’ level of satisfaction with our products and services, the prices of our products and services, the prices of products and services offered by our competitors or reductions in our customers’ spending levels. If our sales of maintenance and support and professional services contracts decline, our revenues or revenue growth may decline and our business will suffer. We recognize revenues from maintenance and support contracts ratably on a straight-line basis over the term of the related contract which is typically one year and, to a lesser extent, three years, and from professional services as services are performed. As a result, a meaningful portion of the revenues we report each quarter results from the recognition of deferred revenues from maintenance and support and professional services contracts entered into during previous quarters. Consequently, a decline in the number or size of such contracts in any one quarter will not be fully reflected in revenues in that quarter, but will negatively affect our revenues in future quarters. Accordingly, the effect of significant downturns in maintenance and support and professional services contracts would not be reflected in full in our results of operations until future periods.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations.

Our functional and reporting currency is the U.S. dollar and we generate a majority of our revenues in U.S. dollars. In 2013, the majority of our revenues were denominated in U.S. dollars and the remainder primarily in euros and British pounds sterling. In 2013, the substantial majority of our cost of revenues and operating expenses were denominated in U.S. dollars, New Israeli Shekels (NIS) and the remainder primarily in euros and British pounds sterling. Our NIS-denominated expenses consist primarily of personnel, rent and other overhead costs. Since a significant portion of our expenses is incurred in NIS, any appreciation of the NIS relative to the U.S. dollar would adversely impact our net loss or net income, if any. We estimate that a 10% increase or decrease in the value of the NIS against the U.S. dollar would have decreased or increased our net income by approximately $1.6 million in 2013. To protect against the increase in value of forecasted foreign currency cash flow resulting from expenses paid in NIS during the year, we have instituted a foreign currency cash flow hedging program. We hedge portions of the anticipated payroll of our Israeli employees denominated in NIS for a period of one to twelve months with forward contracts and other derivative instruments. We expect that the majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses will continue to be denominated in NIS. We cannot provide any assurances that our hedging activities will be successful in protecting us in full from adverse impacts from currency exchange rate fluctuations. In addition, since we only hedge a portion of our foreign currency exposure, our results of operations may be adversely affected due to the impact of currency fluctuations on the unhedged aspects of our operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Risk.”

A portion of our revenues is generated by sales to government entities, which are subject to a number of challenges and risks.

A portion of our revenues is generated by sales to U.S. and foreign federal, state and local governmental agency customers, and we may in the future increase sales to government entities. Sales to government entities are subject to a number of risks. Selling to government entities can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that we will complete a sale. Government demand and payment for our products and services may be impacted by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our products. Finally, for purchases by the U.S. government, the government may require certain products to be manufactured in the United States and other high cost manufacturing locations, and we may not manufacture all products in locations that meet the requirements of the U.S. government.

We may acquire other businesses, which could require significant management attention, disrupt our business, dilute shareholder value, and adversely affect our results of operations.

As part of our business strategy and in order to remain competitive, we may acquire or make investments in complementary companies, products or technologies. However, we have not made any acquisitions to date, and as a result, our ability as an organization to acquire and integrate other companies, products or technologies in a successful manner is unproven. We may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by our customers, analysts and investors. In addition, if we are unsuccessful at integrating such acquisitions or the technologies associated with such acquisitions, our revenues and results of operations could be adversely affected. Any integration process may require significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition or the value of our ordinary shares. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

We are subject to governmental export and import controls that could subject us to liability in the event of non-compliance or impair our ability to compete in international markets.

We incorporate encryption capabilities into certain products and these products are subject to U.S. export control requirements. We are also subject to Israeli export controls on encryption technology since our product development initiatives are primarily conducted in Israel. If the applicable U.S. or Israeli requirements regarding the export of encryption technology were to change or if we change the encryption means in our products, we may need to satisfy additional requirements in the United States or Israel. There can be no assurance that we will be able to satisfy any additional requirements under these circumstances in either the United States or Israel. Furthermore, various other countries regulate the import of certain encryption products and technology, including import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our products or could limit our customers’ ability to implement our products in those countries.

We are also subject to U.S. and Israeli export control and economic sanctions laws, which prohibit the shipment of certain products to embargoed or sanctioned countries, governments and persons. Our products could be exported to these sanctioned targets by our channel partners despite the contractual undertakings they have given us and any such export could have negative consequences, including government investigations, penalties and reputational harm. Any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business, financial condition and results of operations.

In addition, in the future we may be subject to defense-related export controls. For example, currently our solution is not subject to supervision under the Israeli Defense Export Control Law, 5767-2007, but if it was used for purposes that are classified as defense-related, we could become subject to such regulation. In particular, under the Israeli Defense Export Control Law, 5767-2007, an Israeli company may not conduct “defense marketing activity” without a defense marketing license from the Israeli Ministry of Defense (MOD) and may be subject to a requirement to obtain a specific license from the MOD for any export of defense related products and/or knowhow. The definition of defense marketing activity is broad and includes any marketing of “defense equipment,” “defense knowhow” or “defense services” outside of Israel, which includes “dual-use equipment,” (material and equipment intended in principle for civilian use and that can also be used for defensive purposes, such as our cybersecurity solutions) that is specified in the list of Goods and Dual-Use Technology annexed to the Wassenaar Arrangement on Export Controls for Conventional Arms and Dual-Use Goods and Technologies, if intended for defense use only, or is specified under Israeli legislation. In December 2013, regulations under the Wassenaar Arrangement included for the first time a chapter on cyber-related matters. We believe that our products do not fall under this chapter; however, in the future we may become subject to this regulation or similar regulations, which would limit our sales and marketing activities and could therefore have an adverse effect on our results of operations. Similar issues could arise under the U.S. defense/military export controls under the Arms Export Control Act and the International Traffic in Arms Regulations.

Our use of open source software could negatively affect our ability to sell our software and subject us to possible litigation.

We use open source software and expect to continue to use open source software in the future. Some open source software licenses require users who distribute or make available as a service open source software as part of their own software product to publicly disclose all or part of the source code of the users’ software product or to make available any derivative works of the open source code on unfavorable terms or at no cost. We may face ownership claims of third parties over, or seeking to enforce the license terms applicable to, such open source software, including by demanding the release of the open source software, derivative works or our proprietary source code that was developed using such software. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our software, any of which would have a negative effect on our business and results of operations. In addition, if the license terms for the open source code change, we may be forced to re-engineer our software or incur additional costs.

Our use of third-party software and other intellectual property may expose us to risks.

Some of our products and services include software or other intellectual property licensed from third parties, and we otherwise use software and other intellectual property licensed from third parties in our business. This exposes us to risks over which we may have little or no control. For example, a licensor may have difficulties keeping up with technological changes or may stop supporting the software or other intellectual property that it licenses to us. There can be no assurance that the licenses we use will be available on acceptable terms, if at all. In addition, a third party may assert that we or our customers are in breach of the terms of a license, which could, among other things, give such third party the right to terminate a license or seek damages from us, or both. Our inability to obtain or maintain certain licenses or other rights or to obtain or maintain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could result in delays in releases of new products, and could otherwise disrupt our business, until equivalent technology can be identified, licensed or developed.

Risks Related to Our Ordinary Shares and the Offering

Our share price may be volatile, and you may lose all or part of your investment.

The initial public offering price for the ordinary shares sold in this offering will be determined by negotiation between us and representatives of the underwriters. This price may not reflect the market price of our ordinary shares following this offering and the price of our ordinary shares may decline. In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including:

•	actual or anticipated fluctuations in our results of operations;

•	variance in our financial performance from the expectations of market analysts;

•	announcements by us or our competitors of significant business developments, changes in service provider relationships, acquisitions or expansion plans;

•	changes in the prices of our products and services;

•	our involvement in litigation;

•	our sale of ordinary shares or other securities in the future;

•	market conditions in our industry;

•	changes in key personnel;

•	the trading volume of our ordinary shares;

•	changes in the estimation of the future size and growth rate of our markets; and

•	general economic and market conditions.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation we could incur substantial costs and our management’s attention and resources could be diverted.

There has been no prior public market for our ordinary shares, and an active trading market may not develop.

Prior to this offering, there has been no public market for our ordinary shares. An active trading market may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your ordinary shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your ordinary shares. An inactive market may also impair our ability to raise capital by selling our ordinary shares and may impair our ability to acquire other companies by using our ordinary shares as consideration.

If we do not meet the expectations of equity research analysts, if they do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our ordinary shares, the price of our ordinary shares could decline.

The trading market for our ordinary shares will rely in part on the research and reports that equity research analysts publish about us and our business. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. If our results of operations are below the estimates or expectations of public market analysts and investors, our share price could decline. Moreover, the price of our ordinary shares could decline if one or more securities analysts downgrade our ordinary shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

Following the closing of this offering, a small number of significant beneficial owners of our shares will have a controlling influence over matters requiring shareholder approval, which could delay or prevent a change of control.

Following the closing of this offering, the largest beneficial owners of our shares, entities and individuals affiliated with Jerusalem Venture Partners and Goldman Sachs Investment Partners, each of which currently beneficially owns more than 10.0% of our outstanding shares, will beneficially own in the aggregate     % of our ordinary shares or     % if the underwriters exercise their option to purchase additional ordinary shares. As a result, these shareholders individually could exert significant influence, and if they were to act together could exert a controlling influence, over our operations and business strategy and would have sufficient voting power to control the outcome of matters requiring shareholder approval. These matters may include:

•	the composition of our board of directors which has the authority to direct our business and to appoint and remove our officers;

•	approving or rejecting a merger, consolidation or other business combination;

•	raising future capital; and

•	amending our articles of association which govern the rights attached to our ordinary shares.

This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our ordinary shares. This concentration of ownership may also adversely affect our share price.

As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable SEC and            requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer, we will be permitted, and intend, to follow certain home country corporate governance practices instead of those otherwise required under the applicable rules of the             for domestic U.S. issuers. For instance, we intend to follow home country practice in Israel with regard to the quorum requirement for shareholder meetings. As permitted under the Israeli Companies Law, our articles of association, to be effective upon the closing of this offering, will provide that the quorum for any meeting of shareholders shall be the presence of at least two shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of the voting power of our shares instead of 33 1⁄3% of the issued share capital as required under the applicable rules of the                 . We may in the future elect to follow home country practices in Israel with regard to other matters, including the formation of compensation, nominating and corporate governance committees, separate executive sessions of independent directors and non-management directors and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the shares or assets of another company). Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the             may provide less protection to you than what is accorded to investors under the applicable rules of the             applicable to domestic U.S. issuers.

As a foreign private issuer we will not be subject to U.S. proxy rules and will be exempt from filing certain Exchange Act reports

In addition, as a foreign private issuer, we will be exempt from the rules and regulations under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we will generally be exempt from filing quarterly reports with the SEC under the Exchange Act. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

In addition, we would lose our foreign private issuer status if a majority of our directors or executive officers are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

We are an “emerging growth company” and we cannot be certain whether the reduced requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 effective on April 5, 2012, or the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not “emerging growth companies.” Most of such requirements relate to disclosures that we would only be required to make if we cease to be a foreign private issuer in the future. Nevertheless, as a foreign private issuer that is an emerging growth company, we will not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, for up to five fiscal years after the date of this offering. We will remain an emerging growth company until the earliest of: (a) the last day of our fiscal year during which we have total annual gross revenues of at least $1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find our ordinary shares less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

The market price of our ordinary shares could be negatively affected by future sales of our ordinary shares.

After this offering, there will be              of our ordinary shares outstanding. Sales by us or our shareholders of a substantial number of ordinary shares in the public market following this offering, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. Of our issued and outstanding shares, all the ordinary shares sold in this offering will be freely transferable, except for any shares acquired by our “affiliates,” as that term is defined in Rule 144 under the U.S. Securities Act of 1933, as amended, or the Securities Act. Following completion of this offering,     % of our outstanding ordinary shares (or     % if the underwriters exercise their option in full) will be considered restricted shares and will be held by our affiliates. Such securities can be resold into the public markets in the future in accordance with the requirements of Rule 144, including volume limitations, manner of sale requirements and notice requirements. See “Shares Eligible for Future Sale.”

We, our executive officers and directors, and the holders of substantially all of our outstanding ordinary shares, have agreed with the underwriters that, subject to limited exceptions, for a period of 180 days after the date of this prospectus, we and they will not directly or indirectly offer, pledge, sell, contract to sell, grant any option to purchase or otherwise dispose of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares, or in any manner transfer all or a portion of the economic consequences associated with the ownership of ordinary shares, or cause a registration statement covering any ordinary shares to be filed except for the ordinary shares offered in this offering, without the prior written consent of the designated representatives of the underwriters, who may, in their sole discretion and at any time without notice, release all or any portion of the shares subject to these lock-up agreements.

At any time following the closing of this offering, subject, however, to the 180-day lock-up agreement entered into with the underwriters, the holders of          of our ordinary shares are entitled to require that we register their shares under the Securities Act for resale into the public markets. All shares sold pursuant to an offering covered by such registration statement will be freely transferable. See “Certain Relationships and Related Party Transactions—Registration Rights.”

In addition to our current shareholders’ registration rights, as of December 31, 2013, we had granted options to purchase 4,542,466 shares under our share option plans and had an additional 165,942 available for future grant. Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act registering the shares under our share option plans. Shares included in such registration statement will be available for sale in the public market immediately after such filing, subject to vesting provisions, except for shares held by affiliates who will have certain restrictions on their ability to sell.

You may be subject to adverse United States federal income tax consequences if we are classified as a Controlled Foreign Corporation.

Each “Ten Percent Shareholder” (as defined below) in a non-U.S. corporation that is classified as a “controlled foreign corporation,” or a CFC, for U.S. federal income tax purposes generally is required to include in income for U.S. federal tax purposes such Ten Percent Shareholder’s pro rata share of the CFC’s “Subpart F income” and investment of earnings in U.S. property, even if the CFC has made no distributions to its shareholders. A non-U.S. corporation generally will be classified as a CFC for U.S. federal income tax purposes if Ten Percent Shareholders own, directly or indirectly, more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A “Ten Percent Shareholder” is a U.S. person (as defined by the U.S. Internal Revenue Code of 1986, as amended, or the Code) who owns or is considered to own 10% or more of the total combined voting power of all classes of stock entitled to vote of such corporation. The determination of CFC status is complex and includes attribution rules, the application of which is not entirely certain.

We believe that we may have been a CFC for the taxable year ended December 31, 2013 and that we may be a CFC prior to this offering in the current taxable year. Additionally, it is possible that following this offering, a shareholder treated as a U.S. person for U.S. federal income tax purposes will acquire, directly or indirectly, enough shares to be treated as a Ten Percent Shareholder after application of the constructive ownership rules and, together with any other Ten Percent Shareholders of the Company, cause the Company to be treated (or continued to be treated) as a CFC for U.S. federal income tax purposes. Holders should consult their own tax advisors with respect to the potential adverse U.S. tax consequences of becoming a Ten Percent Shareholder in a CFC.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which, assuming we were a CFC for the year being tested, may be measured by the adjusted tax basis of our assets or, if we were not a CFC, the total value of our assets may be measured in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Our status as a passive foreign investment company may also depend on how quickly we utilize the cash proceeds from this offering in our business. Based on our belief that we were may be a CFC prior to this offering in the current taxable year and on certain estimates of our gross income and gross assets, our intended use of proceeds of this offering, and the nature of our business, we expect that we may be classified as a PFIC for the taxable year ending December 31, 2014. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2014 taxable year until after the close of the year. There can be no assurance that we will not be considered a PFIC for any taxable year. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than a capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of share sales. If we are characterized as a PFIC, certain elections may be available that would alleviate some of the adverse consequences of PFIC status and result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares; however, a mark-to-market election with respect to us does not apply to any equity interests in our PFIC subsidiaries and a “U.S. holder” (as defined in “Taxation and Government Programs — Certain United States Federal Income Tax Consequences”) generally will continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as equity interests in a PFIC for U.S. federal income tax purposes. Additionally, we do not intend to provide the information necessary for U.S. holders to make qualified electing fund elections if we are classified as a PFIC. See “Taxation and Government Programs—Certain United States Federal Income Tax Consequences—Passive Foreign Investment Company Considerations.”

Prospective U.S. investors should consult their own tax advisers regarding the potential application of the PFIC rules to them. Prospective U.S. investors should refer to “Taxation and Government Programs — Certain United States Federal Income Tax Consequences” for discussion of additional U.S. income tax considerations applicable if we are treated as a PFIC.

You will experience immediate and substantial dilution in the net tangible book value of the ordinary shares you purchase in this offering.

The initial public offering price of our ordinary shares substantially exceeds the net tangible book value per share of our ordinary shares immediately after this offering. Therefore, if you purchase our ordinary shares in this offering, you will suffer, as of                     , 2014, immediate dilution of $         per ordinary share or $         per ordinary share if the underwriters exercise their option in full, in net tangible book value after giving effect to the sale of             ordinary shares in this offering at an assumed public offering price of $         per ordinary share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, less underwriting discounts and commissions and the estimated expenses payable by us. If outstanding options to purchase our ordinary shares are exercised in the future, you will experience additional dilution. See “Dilution.”

We have broad discretion over the use of proceeds we receive in this offering and may not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion in the application of the net proceeds from this offering and, as a result, you will have to rely upon the judgment of our management with respect to the use of these proceeds. Our management may spend a portion or all of the net proceeds in ways that not all shareholders approve of or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business.

We have not yet determined whether our existing internal controls over financial reporting systems are compliant with Section 404 of the Sarbanes-Oxley Act, and we cannot provide any assurance that there are no material weaknesses or significant deficiencies in our existing internal controls.

Pursuant to Section 404 of the Sarbanes-Oxley Act and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, starting with the second annual report that we file with the SEC after the consummation of this offering, our management will be required to report on the effectiveness of our internal control over financial reporting. In addition, once we no longer qualify as an “emerging growth company” under the JOBS Act and lose the ability to rely on the exemptions related thereto discussed above, our independent registered public accounting firm will also need to attest to the effectiveness of our internal control over financial reporting under Section 404. We have not yet commenced the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls. This process will require the investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. In addition, we cannot predict the outcome of this determination and whether we will need to implement remedial actions in order to implement effective control over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

Risks Relating to Our Incorporation and Location in Israel

Our headquarters, research and development activities and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our headquarters and principal research and development facilities are located in Israel. In addition, the majority of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. In recent years, these have included hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza strip, both of which resulted in rockets being fired into Israel causing casualties and disruption of economic activities. In addition, Israel faces threats from more distant neighbors, in particular, Iran. Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflict involving Israel could adversely affect our operations and results of operations.

Further, our operations could be disrupted by the obligations of personnel to perform military service. As of December 31, 2013, we had 151 employees based in Israel, certain of which may be called upon to perform up to 54 days in each three year period (and in the case of non-officer commanders or officers, up to 70 or 84 days, respectively, in each three year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their specific military profession up to 45 or even 49 years of age) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and results of operations.

Several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to sell our products.

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

We were granted Approved Enterprise status under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law. We had elected the alternative benefits program, pursuant to which income derived from the Approved Enterprise program is tax-exempt for two years and enjoys a reduced tax rate of 10% to 25% for up to a total of eight years, subject to an adjustment based upon the foreign investors’ ownership. We were also eligible for certain tax benefits provided to Benefited Enterprises under the Investment Law. On March 2013, we notified the Israel Tax Authority that we apply the new tax regime under the Investment Law instead of our Approved Enterprise and Benefited Enterprise. As of 2013 we are eligible for certain tax benefits provided to Preferred Enterprises under Investment Law. If we do not meet the conditions stipulated in the Investment Law, any tax benefits may be canceled and we may be required to refund the amount of the benefits, in whole or in part, including interest and CPI linkage. Further, in the future these tax benefits may be reduced or discontinued. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies in 2013 was 25.0% and was increased to 26.5% for 2014 and thereafter. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Taxation and Government Programs—Israeli Tax Considerations and Government Programs—Law for the Encouragement of Capital Investments, 5719-1959.”

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

We enter into agreements with our employees pursuant to which such individuals agree that any inventions created in the scope of their employment or engagement are owned exclusively by us without retaining any rights. A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee during the scope of his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his or her inventions. Recent decisions by the Committee and the Israeli Supreme Court have created uncertainty in this area, as the Supreme Court held that employees may be entitled to remuneration for their service inventions despite having specifically waived any such rights. Further, the Committee has not yet determined the method for calculating this Committee-enforced remuneration. Although our employees have agreed that any rights related to their inventions are owned exclusively by us, we may face claims demanding remuneration in consideration for such acknowledgement. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

Provisions of Israeli law and our articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, us, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless at least 98% of the company’s outstanding shares are tendered. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer (unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek appraisal rights), may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition. See “Description of Share Capital—Acquisitions under Israeli Law” for additional information.

Our articles of association provide that our directors (other than external directors) are elected on a staggered basis, such that a potential acquirer cannot readily replace our entire board of directors at a single annual general shareholder meeting.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers involving an exchange of shares, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred.

It may be difficult to enforce a judgment of a U.S. court against us, our officers and directors or the Israeli experts named in this prospectus in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our officers and directors and these experts.

We are incorporated in Israel. The majority of our directors and executive officers, and the Israeli experts listed in this prospectus reside outside of the United States, and most of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court. See “Enforceability of Civil Liabilities” for additional information on your ability to enforce a civil claim against us and our executive officers or directors named in this prospectus.

Your rights and responsibilities as a shareholder will be governed by Israeli law which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our ordinary shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in the company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements we make regarding the following matters are forward-looking by their nature:

•	our expectations regarding revenues generated by our hybrid sales model;

•	our expectations regarding our operating and net profit margins;

•	our expectations regarding significant drivers of our future growth;

•	our plans to continue to invest in research and development to develop technology for both existing and new products;

•	our plans to invest in sales and marketing efforts and expand our channel partnerships;

•	our plans to hire additional new employees;

•	our plans to leverage our global footprint in existing industry verticals to further expand our market share;

•	our plans to pursue incremental sales by further expanding our customer success team;

•	our expectations regarding our tax classifications;

•	our expectations regarding the controlling shareholder status of Jerusalem Venture Partners following this offering; and

•	our plans to pursue strategic acquisitions.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus, to conform these statements to actual results or to changes in our expectations.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity and market size, is based on information from various sources, including Gartner, Inc. (Gartner), IDC, Mandiant and Verizon Communications Inc. (Verizon), on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our products and services. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

The Gartner Report described herein, (the Gartner Report) represents data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, and are not representations of fact. The Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Report are subject to change without notice. The Gartner Report referenced is Prevention is Futile in 2020: Protect Information Via Pervasive Monitoring and Collective Intelligence, dated May 30, 2013.

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $        million, or approximately $         million if the underwriters exercise in full their option to purchase additional ordinary shares, based upon an assumed initial public offering price of $        per ordinary share.

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $        million (or approximately $         million if the underwriters exercise their option in full), assuming the shares are offered at $        per ordinary share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per ordinary share would increase (decrease) the net proceeds to us from this offering by approximately $        million, assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same and after deducting the underwriting discounts and commissions. Similarly, each increase (decrease) of 100,000 shares in the number of ordinary shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $        million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions.

The principal purposes of this offering are to obtain additional working capital, to create a public market for our ordinary shares and to facilitate our future access to the public equity markets. We intend to use the net proceeds from this offering for general corporate purposes, including sales and marketing expenditures aimed at growing our business and research and development expenditures focused on product development. We may also use net proceeds from this offering to make acquisitions or investments in complementary companies or technologies, although we do not have any agreement or understanding with respect to any such acquisition or investment at this time. We do not currently have specific plans or commitments with respect to the net proceeds from this offering and, accordingly, are unable to quantify the allocation of such proceeds among the various potential uses. We will have broad discretion in the way that we use the net proceeds of this offering.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our ordinary shares. We do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. The distribution of dividends may also be limited by Israeli law, which permits the distribution of dividends only out of retained earnings or otherwise upon the permission of an Israeli court.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term bank deposits, and total capitalization as of December 31, 2013, as follows:

•	on an actual basis;

•	on a pro forma basis to give effect to (a) the conversion of all of our outstanding preferred shares into ordinary shares, which will occur upon the closing of this offering, and (b) the resulting reclassification of the preferred share warrant liability to additional paid-in capital; and

•	on a pro forma as adjusted basis to give effect to (a) the same items as “pro forma,” (b) the issuance of ordinary shares upon the exercise immediately prior to the closing of this offering of warrants and the receipt of $ by us from such exercise, and (c) the issuance and sale of ordinary shares by us in this offering at an assumed initial public offering price of $ per ordinary share after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information in conjunction with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

	As of December 31, 2013
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share amounts)
Cash, cash equivalents and short-term bank deposits	$65,561	$66,313	$

Ordinary shares, par value NIS 0.01 per share; 31,785,000 shares authorized, actual and pro forma, shares authorized, pro forma as adjusted; 7,019,352 shares issued and outstanding, actual; 24,081,790 shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	17	59
Preferred shares, par value NIS 0.01 per share; 18,215,000 shares authorized, actual; zero shares authorized, pro forma and pro forma as adjusted; 15,958,290 shares issued and outstanding, actual; zero shares issued and outstanding, pro forma and pro forma as adjusted	41	—
Additional paid-in capital	34,811	36,944
Accumulated other comprehensive income	155	155
Retained earnings	10,822	10,822

Total shareholders’ equity	45,846	47,980

Total capitalization	$111,407	$114,293	$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per ordinary share, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total equity and total capitalization by approximately $        million, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

If you invest in our ordinary shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per ordinary share after this offering. Our net tangible book value as of December 31, 2013 was $12.78 per ordinary share.

Consolidated net tangible book value per ordinary share was calculated by:

•	subtracting the deferred issuance cost balance, warrants presented at fair value and our consolidated liabilities, except the deferred revenues balance, from our consolidated tangible assets; and

•	dividing the difference by the number of ordinary shares outstanding.

After giving effect to the sale of ordinary shares that we are offering at an assumed initial public offering price of $         per ordinary share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value on an adjusted basis as of                     , 2013 would have been $         per ordinary share. This amount represents an immediate decrease in net tangible book value of $         per ordinary share to our existing shareholders and an immediate increase in net tangible book value of $         per ordinary share to new investors purchasing ordinary shares in this offering. We determine dilution by subtracting the as adjusted net tangible book value per ordinary share after this offering from the amount of cash that a new investor paid for an ordinary share.

The following table illustrates this dilution:

Assumed initial public offering price per ordinary share		$
Net tangible book value per ordinary share as of December 31, 2013	$
Increase per ordinary share attributable to this offering

Pro forma as adjusted net tangible book value per ordinary share after this offering

Dilution per ordinary share to new investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per ordinary share would increase (decrease) the as adjusted amount of each of cash, cash equivalents and short-term investments, share capital, share premium, additional paid-in capital, total equity and total capitalization by approximately $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional ordinary shares in full in this offering, the as adjusted net tangible book value after the offering would be $         per ordinary share, the decrease in net tangible book value per ordinary share to existing shareholders would be $         and the increase in net tangible book value per ordinary share to new investors would be $         per ordinary share, in each case assuming an initial public offering price of $         per ordinary share.

The following table summarizes, as of December 31, 2013 the differences between the number of ordinary shares purchased from us, the total consideration paid to us in cash and the average price per ordinary share that existing shareholders paid, on the one hand, and new investors are paying in this offering, on the other hand. The calculation below is based on an assumed initial public offering price of $         per ordinary share before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing shareholders			%	$		%	$
New investors

Total		100%			100%

The foregoing tables and calculations exclude (1) 4,708,408 ordinary shares reserved for issuance under our share option plans as of December 31, 2013, of which there were options to purchase 4,542,466 ordinary shares at a weighted average exercise price of $1.41 per share, and (2) 15,000 ordinary shares underlying warrants issued to an Israeli non-profit organization with an exercise price of $2.21 per share.

To the extent any of these outstanding options is exercised, there will be further dilution to new investors. To the extent all of such outstanding options had been exercised as of December 31, 2013, the as adjusted net tangible book value per ordinary share after this offering would be $         , and total dilution per ordinary share to new investors would be $        .

If the underwriters exercise their option to purchase additional shares in full:

•	the percentage of ordinary shares held by existing shareholders will decrease to approximately % of the total number of our ordinary shares outstanding after this offering; and

•	the number of shares held by new investors will increase to , or approximately % of the total number of our ordinary shares outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth our selected consolidated financial data. You should read the following selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected in the future. Our financial statements have been prepared in accordance with U.S. GAAP.

The selected consolidated statements of operations data for each of the years in the three-year period ended December 31, 2013 and the consolidated balance sheet data as of December 31, 2012 and 2013 are derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated balance sheet data as of December 31, 2011 are derived from our audited consolidated financial statements that are not included in this prospectus.

	Year ended December 31,
	2011	2012	2013
	(in thousands, except share and per share amounts)
Consolidated Statements of Operations:
Revenues:
License	$21,125	$27,029	$38,907
Maintenance and professional services	15,240	20,179	27,250

Total revenues	36,365	47,208	66,157

Cost of revenues:
License	899	1,002	1,216
Maintenance and professional services	4,517	5,922	7,860

Total cost of revenues(1)	5,416	6,924	9,076

Gross profit	30,949	40,284	57,081
Operating expenses:
Research and development(1)	6,272	7,273	10,404
Sales and marketing(1)	15,929	22,081	32,840
General and administrative(1)	3,077	3,297	4,758

Total operating expenses	25,278	32,651	48,002

Operating income	5,671	7,633	9,079
Financial income (expenses), net	(190)	4	(1,124)

Income before taxes on income	5,481	7,637	7,955
Taxes on income (benefit)	(392)	(225)	1,320

Net income	$5,873	$7,862	$6,635

Basic net income per ordinary share(2)	$0.43	$0.51	$0.25

Diluted net income per ordinary share(2)	$0.26	$0.31	$0.14

Weighted average number of ordinary shares used in computing basic net income per ordinary share(2)	4,969,489	6,592,997	6,900,433

Weighted average number of ordinary shares used in computing diluted net income per ordinary share(2)	22,791,354	25,245,790	10,765,914

Basic pro forma net income per ordinary share(3)			$0.34

Diluted pro forma net income per ordinary share(3)			$0.28

Weighted average number of shares used in computing pro forma basic net income per ordinary share(3)			23,963,322

Weighted average number of shares used in computing pro forma diluted net loss per ordinary share(3)			27,828,804

	As of December 31,
	2011	2012	2013
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term bank deposits	$33,353	$45,995	$65,561
Deferred revenue, current and long-term	9,302	15,068	24,478
Working capital(4)	29,026	41,448	51,740
Total assets	47,654	64,379	89,724
Preferred share warrant liability	512	688	2,134
Total shareholders’ equity	30,290	38,494	45,846

	Year ended December 31,
	2011	2012	2013
	(in thousands)
Supplemental Financial Data:
Non-GAAP operating income(5)	$7,347	$7,917	$9,482
Non-GAAP net income(5)	7,727	8,322	8,484
Net cash provided by operating activities	9,376	13,657	20,159

(1)	Includes share-based compensation expense as follows:

	Year ended December 31,
	2011	2012	2013
	(in thousands)
Share-based Compensation Expense:
Cost of revenues	$70	$32	$39
Research and development	481	58	73
Sales and marketing	432	81	126
General and administrative	693	113	165

Total share-based compensation expense	$1,676	$284	$403

(2)	Basic and diluted net income per ordinary share is computed based on the weighted average number of ordinary shares outstanding during each period. For additional information, see note 10 to our consolidated financial statements included elsewhere in this prospectus.
(3)	Pro forma basic and diluted net income per ordinary share and pro forma weighted average shares outstanding assumes the conversion of all of our outstanding preferred shares into ordinary shares, which will occur upon the closing of this offering, but does not give effect to the issuance of shares in connection with this offering. For additional information on the conversion of the preferred shares, see note 7 to our consolidated financial statements included elsewhere in this prospectus.
(4)	We define working capital as total current assets minus total current liabilities.
(5)	Non-GAAP operating income and non-GAAP net income are non-GAAP financial measures that we define as operating income and net income adjusted, respectively, to remove the impact of share-based compensation. The following table reconciles operating income and net income, the most directly comparable U.S. GAAP measure, to non-GAAP operating income and non-GAAP net income for the periods presented:

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Reconciliation of Operating Income to Non-GAAP Operating Income:
Operating income	$5,671	$7,633	$9,079
Share-based compensation	1,676	284	403

Non-GAAP operating income	$7,347	$7,917	$9,482

	Year ended December 31,
	2011	2012	2013
	(in thousands)

Reconciliation of Net Income to Non-GAAP Net Income:
Net income	$5,873	$7,862	$6,635
Share-based compensation	1,676	284	403
Warrant adjustment	179	176	1,446

Non-GAAP net income	$7,727	$8,322	$8,484

For a description of how we use non-GAAP operating income and non-GAAP net income to evaluate our business, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Metrics.” We believe that these non-GAAP financial measures are useful in evaluating our business because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expenses and we believe that providing non-GAAP operating income and non-GAAP net income that excludes share-based compensation expenses and warrant awards allows for more meaningful comparisons between our operating results from period to period.

Other companies, including companies in our industry, may calculate non-GAAP operating and non-GAAP net income differently or not at all, which reduces their usefulness as a comparative measure. You should consider non-GAAP operating income and non-GAAP net income along with other financial performance measures, including operating income and net income, and our financial results presented in accordance with U.S. GAAP.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. Actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors, including those set forth in the section entitled “Risk Factors” and elsewhere in this prospectus. You should read the following discussion in conjunction with “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

We are a global leader and pioneer of a new layer of IT security solutions that protects organizations from cyber attacks that have made their way inside the network perimeter to strike at the heart of the enterprise. Our software solution is focused on protecting privileged accounts, which have become a critical target in the lifecycle of today’s cyber attacks. Privileged accounts act as the “keys to the IT kingdom,” providing complete access to, and control of, all parts of IT infrastructure, industrial control systems and critical business data. In the hands of an external attacker or malicious insider, privileged accounts allow attackers to take control of and disrupt an organization’s IT and industrial control infrastructures, steal confidential information and commit financial fraud. Our comprehensive solution proactively protects privileged accounts, monitors privileged activity and detects malicious privileged behavior. Our customers use our innovative solution to introduce this new security layer to protect against, detect and respond to cyber attacks before they strike vital systems and compromise sensitive data.

We have a history of innovation. We started operations in 1999 with the vision of protecting high-value business data and pioneered our Digital Vault technology, which is the foundation of our platform. That same year, we began offering our first product, the Sensitive Information Management Solution (previously called the Sensitive Document Vault), which provides a secure platform through which our customers’ employees can share sensitive files. We believe our early innovation in vaulting technology enabled us to evolve into a company that provides a comprehensive security solution built for privileged accounts. In 2005, we introduced our Privileged Account Security Solution, which has become our leading offering and reflects our emphasis on protecting privileged accounts across an organization. Our Privileged Account Security Solution is built on our shared technology platform and consists of several products: Enterprise Password Vault, Privileged Session Manager, Application Identity Manager, On-Demand Privileges Manager and Privileged Threat Analytics.

We derive our revenues from licensing our cybersecurity software, selling maintenance and support contracts, and providing professional services to the extent requested by customers. Our license revenues consist primarily of revenues from sales of our Privileged Account Security Solution. Our customers typically purchase one year and, to a lesser extent, three years, of maintenance and support in conjunction with their initial purchase of our products. Thereafter, they can renew such maintenance and support for additional one or three-year periods.

We seek to foster long-term relationships with our customers. We have a significant opportunity to generate additional revenue from our existing customers by helping them identify and address gaps in their current privileged account security strategy. Our platform provides our customers flexibility to initially deploy one or more of our products for a single use case and then expand usage over time to address more use cases, to add incremental licenses for more users or systems or to license additional products from our comprehensive platform. We measure the perpetual license maintenance renewal rate for our customers over a 12-month period, based on a dollar renewal rate of contracts expiring during that time period. Our renewal rate for each of the years ended December 31, 2011, 2012 and 2013 was over 90%. Our key strategies to maintain our renewal rate include focusing on the quality and reliability of our product updates and our technical support services.

We sell our products directly and through a global network of channel partners, including distributors and resellers, who then sell to their end customers. In 2013, we generated slightly more than half of our revenues through sales made by our global network of channel partners, with the balance being generated through our direct sales force. We refer to end customers as our customers throughout this prospectus. We believe that our hybrid sales model, which combines the leverage of channel sales with the account control of direct sales, will continue to play an important role in the growth of our customer base. Our hybrid sales model has aided our global growth by allowing us to partner with local distributors while being able to use our direct sales team in locations where that approach is advantageous to our business.

We market and sell our solution to organizations in a variety of industries and geographies. As of December 31, 2013, we had nearly 1,500 customers, including over 30% of the Fortune 100 and approximately 15% of the Global 2000. The growth of our business and our future success depend on our ability to expand our customer base and increase our sales to existing customers, which depend on many factors, including our ability to expand our sales force, introduce new products and grow our relationships with channel partners. While each of these areas presents significant opportunities for us, they also pose important challenges and risks that we must successfully address in order to sustain the growth of our business and improve our results of operations. Additionally, the IT security market in which we operate is characterized by intense competition, constant innovation and evolving security needs, each of which may impact our ability to grow our business.

We have experienced strong growth over the last several years, as evidenced by a compound annual growth rate in revenues of 34.9% from 2011 to 2013. We have also increased our number of employees and subcontractors from 170 as of December 31, 2011 to 317 as of December 31, 2013. We intend to continue to aggressively grow our business to meet the needs of our customers and to pursue opportunities in new and existing verticals, geographies and products. We intend to continue to invest in the development of our sales and marketing teams, with a particular focus on expanding our channel partnerships and solidifying relationships with existing customers. We also plan to continue to invest in research and development in order to continue to develop technology for both existing and new products.

During the years ended December 31, 2011, 2012 and 2013, our revenues were $36.4 million, $47.2 million and $66.2 million, respectively, representing year-over-year growth of 29.8% and 40.1% in 2012 and 2013, respectively, and with maintenance and professional services comprising over 40% of our revenues each year. Our net income for the years ended December 31, 2011, 2012 and 2013 was $5.9 million, $7.9 million and $6.6 million, respectively.

Key Financial Metrics

We monitor several key financial metrics to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess operational efficiencies. The key financial metrics that we monitor are as follows:

	Year ended December 31,
	2011	2012	2013
	(in thousands)
Revenues	$36,365	$47,208	$66,157
Non-GAAP operating income(1)	7,347	7,917	9,482
Non-GAAP net income(1)	7,727	8,322	8,484
Net cash provided by operating activities	9,376	13,657	20,159
Total deferred revenues (as of year-end)	9,302	15,068	24,478

(1)	For a reconciliation of non-GAAP operating income to operating income and of non-GAAP net income to net income, the nearest comparable GAAP measures, see “Summary—Summary Consolidated Financial Data.”

Revenues. We derive our revenues from licensing our cybersecurity software, selling maintenance and support contracts, and providing professional services to the extent requested by customers. We review our revenues generally to assess the overall health of our business and our license revenues in particular to assess the adoption of our software and our growth in the markets we serve. See “—Components of Statements of Operations—Revenue” for more information.

Non-GAAP Operating Income and Non-GAAP Net Income. Non-GAAP operating income and non-GAAP net income are non-GAAP financial measures. We define non-GAAP operating income as operating income excluding share-based compensation expense. We define non-GAAP net income as net income excluding (i) share-based compensation expense, and (ii) financial expenses resulting from the revaluation of warrants to purchase preferred shares. Because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expense, we believe that providing non-GAAP financial measures that exclude non-cash share-based compensation expense allow for more meaningful comparisons between our operating results from period to period. In addition, we believe that excluding financial expenses with respect to revaluation of warrants to purchase preferred shares allows for more meaningful comparison between our net income from period to period, as following this offering, the warrants will be exercised and, as a result, will no longer be revalued at each balance sheet date. Each of our non-GAAP financial measures is an important tool for financial and operational decision making and for evaluating our own operating results over different periods of time.

Net Cash Provided by Operating Activities. We monitor net cash provided by operating activities as a measure of our overall business performance. Our net cash provided by operating activities is driven in large part by net income and from up-front payments for maintenance and support contracts and professional services. Monitoring net cash provided by operating activities enables us to analyze our financial performance as it includes our deferred revenues and removes the non-cash effects of certain items such as depreciation and share-based compensation costs, thereby allowing us to better understand and manage the cash needs of our business.

Total Deferred Revenues. Our total deferred revenues consist of amounts that have been paid but that have not yet been recognized as revenues because they do not meet the applicable criteria. The majority of our deferred revenues consist of the unrecognized portion of upfront payments associated with maintenance and support contracts and, to a lesser extent, professional services. The remaining balance of our deferred revenues consists of payments for licenses that could not yet be recognized. We monitor our total deferred revenues because it represents a significant portion of revenues to be recognized in future periods.

Components of Statements of Operations

Revenues

Our revenues are comprised of the following:

•	License Revenues. License revenues are generated from sales of perpetual licenses for our cybersecurity software: Privileged Account Security Solution and Sensitive Information Management Solution.

•	Privileged Account Security Solution—The substantial majority of our license revenues have been from sales of our Privileged Account Security Solution. Customers can purchase Enterprise Password Vault, Privileged Session Manager, Application Identity Manager, On-Demand Privileges Manager and Privileged Threat Analytics. We license our Enterprise Password Vault to our customers based on the number of privileged account users. We offer customers the choice of licensing our Privileged Session Manager based on the number of devices secured or the number of concurrent sessions it monitors. We license our Application Identity Manager and On-Demand Privileges Manager to our customers based on the number of servers that it protects. We introduced our Privileged Threat Analytics product in late December 2013. We license our Privileged Threat Analytics to customers based on the number of protected endpoints, such as servers, desktops, databases or mobile devices.

•	Sensitive Information Management Solution—We generate additional license revenues through sales of our Sensitive Information Management Solution, our first product to market. Customers license the Sensitive Information Management Solution based on the permitted number of users of the software.

•	Maintenance and Professional Services Revenues. Maintenance revenues are generated from maintenance and service contracts purchased by our customers in order to gain access to the latest software enhancements and updates on an if and when available basis and to telephone and email technical support. We also offer professional services focused on both deployment and training our customers to fully leverage the use of our products.

Geographic Breakdown of Revenues

The Americas is our biggest market, with revenues mainly generated in the United States, with the balance of our revenues generated from the EMEA and Asia Pacific regions. The following table sets forth the geographic breakdown of our revenues by region for the periods indicated:

	Year ended December 31,
	2011		2012		2013
	($ in thousands)
Americas	$19,929	54.8%	$28,718	60.8%	$34,337	51.9%
EMEA	14,051	38.6	14,149	30.0	25,840	39.1
Asia Pacific	2,385	6.6	4,341	9.2	5,980	9.0

Total revenues	$36,365	100.0%	$47,208	100.0%	$66,157	100.0%

Cost of Revenues

Our total cost of revenues is comprised of the following:

•	Cost of License Revenues. Cost of license revenues consists of shipping costs associated with delivery of our software, personnel costs related to delivery and license payments to third-party software vendors. We expect the absolute cost of license revenues to increase as our license revenues increase.

•	Cost of Maintenance and Professional Services Revenues. Cost of maintenance and professional services revenues is primarily comprised of personnel costs for our global customer support organization. Personnel costs associated with customer support consist of salaries, benefits, bonuses and share-based compensation. We expect the absolute cost of maintenance and professional services revenues to increase as our customer base grows and as we hire additional professional services and technical support personnel.

Gross Profit and Gross Margin

Gross profit is total revenues less total cost of revenues. Gross margin is gross profit expressed as a percentage of total revenues. Our gross margin has historically fluctuated slightly from period to period as a result of changes in the mix of license revenues and maintenance and professional services revenues and we expect this pattern to continue.

Operating Expenses

Our operating expenses are classified into three categories: research and development, sales and marketing and general and administrative. For each category, the largest component is personnel costs, which consists of salaries, employee benefits (including commissions and bonuses) and share-based compensation expense. Operating expenses also include allocated overhead costs for facilities and foreign currency hedging contracts gains and losses. Allocated costs for facilities primarily consist of rent, depreciation and office maintenance and utilities. Operating expenses are generally recognized as incurred. We expect personnel and all allocated costs to continue to increase in absolute dollars as we hire new employees and add facilities to continue to grow our business. We expect operating margins to decline in the near term as we further increase our headcount to support the future growth of our business and incur public company expenses.

Research and Development. Research and development expenses consist primarily of personnel costs attributable to our research and development personnel and consultants as well as allocated overhead costs. We expense research and development expenses as incurred. We expect that our research and development expenses will continue to increase in absolute dollars and, in the near term, as a percentage of revenues as we increase our research and development headcount to further strengthen our technology platform and invest in the development of both existing and new products.

Sales and Marketing. Sales and marketing expenses are the largest component of our operating expenses and consist primarily of personnel costs, including variable compensation, as well as marketing and business development costs, product certifications, travel expenses and allocated overhead costs. We expect that sales and marketing expenses will continue to increase in absolute dollars and, in the near term, as a percentage of our revenues as we plan to expand our sales and marketing efforts globally. We expect sales and marketing expenses to be our largest category of operating expenses.

General and Administrative. General and administrative expenses consist primarily of personnel costs for our executive, finance, human resources, legal and administrative personnel. General and administrative expenses also include external legal, accounting and other professional service fees. We expect that general and administrative expense will increase in absolute dollars and, in the near term, as a percentage of revenues as we grow and expand our operations and prepare to operate as a public company, including higher legal, corporate insurance, investor relations and accounting expenses, and the additional costs of achieving and maintaining compliance with the Sarbanes-Oxley Act and related regulations.

Financial Income (Expenses), Net

Financial income (expenses), net consists of interest income, foreign currency exchange gains or losses and warrant liability expenses. Interest income consists of interest earned on our cash, cash equivalents and short-term bank deposits. We expect interest income to vary depending on our average investment balances and market interest rates during each reporting period. Foreign currency exchange changes reflect gains or losses related to transactions denominated in currencies other than the U.S. dollar. Warrant liability changes relate to our preferred share warrants. Our preferred share warrants are classified as a liability on our consolidated balance sheets and, as such, are remeasured to fair value each period with a corresponding expense from the adjustment recorded as financial income (expenses), net. We will continue to record adjustments to the fair value of these warrants until they are exercised or expire, at which time the warrants will no longer be remeasured at each balance sheet date. Immediately prior to the completion of this offering, all of our preferred share warrants will be exercised and we will no longer record any financial expenses in respect of them on our statement of operations. As of the most recent reporting period, we did not have any indebtedness for borrowed amounts.

Taxes on Income

The standard corporate tax rate in Israel for 2014 and thereafter is 26.5% and was 24.0%, 25.0% and 25.0% for 2011, 2012 and 2013, respectively.

As discussed in greater detail below under “Taxation and Government Programs—Israeli Tax Considerations and Government Programs,” we have received various tax benefits under the Investment Law. Under the Investment Law, our effective tax rate to be paid with respect to our Israeli taxable income under these benefits programs is 16.0%.

Under the Investment Law and other Israeli legislation, we are entitled to certain additional tax benefits, including accelerated depreciation and amortization rates for tax purposes on certain assets, deduction of public offering expenses in three equal annual installments.

Our non-Israeli subsidiaries are taxed according to the tax laws in their respective jurisdictions of organization. Due to our multi-jurisdictional operations, we apply significant judgment to determine our consolidated income tax position.

Comparison of Period to Period Results of Operations

The following tables set forth our results of operations in dollars and as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2011	2012	2013
	(in thousands)
Revenues:
License	$21,125	$27,029	$38,907
Maintenance and professional services	15,240	20,179	27,250

Total revenues	36,365	47,208	66,157

Cost of revenues:
License	899	1,002	1,216
Maintenance and professional services	4,517	5,922	7,860

Total cost of revenues	5,416	6,924	9,076

Gross profit	30,949	40,284	57,081

Operating expenses:
Research and development	6,272	7,273	10,404
Sales and marketing	15,929	22,081	32,840
General and administrative	3,077	3,297	4,758

Total operating expenses	25,278	32,651	48,002

Operating income	5,671	7,633	9,079
Financial income (expenses), net	(190)	4	(1,124)

Income before taxes	5,481	7,637	7,955
Taxes on income (benefit)	(392)	(225)	1,320

Net income	$5,873	$7,862	$6,635

	Year ended December 31,
	2011	2012	2013
	(as a % of total revenues)
Revenues:
License	58.1%	57.3%	58.8%
Maintenance and professional services	41.9	42.7	41.2

Total revenues	100.0	100.0	100.0

Cost of revenues:
License	2.5	2.1	1.8
Maintenance and professional services	12.4	12.6	11.9

Total cost of revenues	14.9	14.7	13.7

Gross profit	85.1	85.3	86.3

Operating expenses:
Research and development	17.2	15.4	15.7
Sales and marketing	43.8	46.7	49.7
General and administrative	8.5	7.0	7.2

Total operating expenses	69.5	69.1	72.6

Operating income	15.6	16.2	13.7
Financial income (expenses), net	(0.5)	0.0	(1.7)

Income before taxes	15.1	16.2	12.0
Taxes on income (benefit)	(1.1)	(0.5)	2.0

Net income	16.2%	16.7%	10.0%

Comparison of the Years Ended December 31, 2012 and 2013

Revenues

	Year ended December 31,				Change
	2012		2013
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	($ in thousands)
Revenues:
License	$27,029	57.3%	$38,907	58.8%	$11,878	43.9%
Maintenance and professional services	20,179	42.7	27,250	41.2	7,071	35.0

Total revenues	$47,208	100.0%	$66,157	100.0%	$18,949	40.1%

Revenues increased by $19.0 million, or 40.1%, from $47.2 million in 2012 to $66.2 million in 2013. This increase was driven by growth in both our license revenues and our maintenance and professional services revenue. This growth occurred in all regions and was most pronounced in Europe. We increased our number of customers from approximately 1,200 as of December 31, 2012 to approximately 1,500 as of December 31, 2013. In 2013, approximately 32% of license revenues were generated from sales to customers from whom we had generated revenues before this period.

License revenues increased by $11.9 million, or 43.9%, from $27.0 million in 2012 to $38.9 million in 2013. This increase was due to higher sales of our products among both new and existing customers. Substantially all of the license revenue growth resulted from increased of sales of our Privileged Account Security Solution, driven by demand for our Privileged Session Manager and our Application Identity Manager.

Maintenance and professional services revenues increased by $7.1 million, or 35.0%, from $20.2 million in 2012 to $27.3 million in 2013. Maintenance revenues increased by $6.0 million from $16.3 million in 2012 to $22.3 million in 2013 and professional services revenues increased by $1.1 million from $3.9 million in 2012 to $5.0 million in 2013. We do not expect professional services to increase as a percentage of revenues in the future. This increase reflected continued renewals of maintenance and support contracts, the incremental maintenance contracts associated with new licenses and demand for professional services.

Cost of Revenues and Gross Profit

	Year ended December 31,				Change
	2012		2013
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	($ in thousands)
Cost of Revenues:
License	$1,002	2.1%	$1,216	1.8%	$214	21.4%
Maintenance and professional services	5,922	12.6	7,860	11.9	1,938	32.7

Total cost of revenues	$6,924	14.7%	$9,076	13.7%	$2,152	31.1%

Gross profit	$40,284	85.3%	$57,081	86.3%	$16,797	41.7%

Cost of license revenues increased by $0.2 million, or 21.4%, from $1.0 million in 2012 to $1.2 million in 2013. The increase in cost of license revenues was driven primarily by an increase in license revenues and an increase in personnel costs in our operations department.

Cost of maintenance and professional services revenues increased by $2.0 million, or 32.7%, from $5.9 million in 2012 to $7.9 million in 2013. The increase in cost of maintenance and professional services revenue was driven primarily by increased personnel costs associated with an increase in technical support and professional services headcount from 47 at the end of 2012 to 60 at the end of 2013.

Gross profit increased by $16.8 million, or 41.7%, from $40.3 million in 2012 to $57.1 million in 2013. Gross margins increased from 85.3% in 2012 to 86.3% in 2013. This increase was driven by our revenue growth outpacing the growth of our cost of revenues.

Operating Expenses

	Year ended December 31,				Change
	2012		2013
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	($ in thousands)
Operating expenses:
Research and development	$7,273	15.4%	$10,404	15.7%	$3,131	43.0%
Sales and marketing	22,081	46.7	32,840	49.7	10,759	48.7
General and administrative	3,297	7.0	4,758	7.2	1,461	44.3

Total operating expenses	$32,651	69.1%	$48,002	72.6%	$15,351	47.0%

Research and Development. Research and development expenses increased by $3.1 million, or 43.0%, from $7.3 million in 2012 to $10.4 million in 2013. This increase was primarily attributable to an increase in personnel costs as we increased our research and development team headcount from 70 at the end of 2012 to 95 at the end of 2013 to support continued investment in our future product and service offerings. The increase is also attributable to a $0.4 million increase related to allocated overhead costs.

Sales and Marketing. Sales and marketing expenses increased by $10.7 million, or 48.7%, from $22.1 million in 2012 to $32.8 million in 2013. This increase was attributable to an increase in salaries and benefits due to increased headcount in all regions to expand our sales organization, as well as commissions on increased customer billing. Our sales and marketing headcount grew from 100 at the end of 2012 to 135 at the end of 2013. The remainder of the increase is attributable to increased investment in marketing programs.

General and Administrative. General and administrative expenses increased by $1.5 million, or 44.3%, from $3.3 million in 2012 to $4.8 million in 2013. This increase was primarily attributable to an increase of $1.2 million in payroll expenses, including variable compensation to executive management, and due to increased headcount.

Financial Income (Expenses), Net. In 2012, financial income (expenses), net, was zero. In 2013, we had financial expenses, net, of $1.1 million. This change resulted primarily from an increase of $1.4 million in expenses associated with the measurement of fair value of warrants to purchase series B3 preferred shares, partially offset by a gain of $0.3 million due to exchange rate fluctuations.

Taxes on Income. Taxes on income increased from a tax benefit of $0.2 million in 2012 to tax expenses of $1.3 million in 2013. This increase was attributable to an increase of $1.8 million in tax expenses in Israel offset by a decrease of $0.3 million in the United States.

Comparison of the Years Ended December 31, 2011 and 2012

Revenues

	Year ended December 31,				Change
	2011		2012
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	($ in thousands)
Revenues:
License	$21,125	58.1%	$27,029	57.3%	$5,904	27.9%
Maintenance and professional services	15,240	41.9	20,179	42.7	4,939	32.4

Total revenues	$36,365	100.0%	$47,208	100.0%	$10,843	29.8%

Revenues increased by $10.8 million, or 29.8%, from $36.4 million in 2011 to $47.2 million in 2012. This increase was driven by growth in both our license revenues and our maintenance and professional services revenues. This growth occurred in all regions and was most pronounced in the United States. We increased our number of customers from approximately 1,000 as of December 31, 2011 to approximately 1,200 as of December 31, 2012. In 2012, approximately 24% of license revenues were generated from sales to customers from whom we had generated revenues before this period.

License revenues increased by $5.9 million, or 27.9%, from $21.1 million in 2011 to $27.0 million in 2012. This increase was due to a higher sales of our products among both new and existing customers. During this same period, prices of our products did not change significantly from the previous year. Substantially all of the license revenue growth resulted from increased of sales of our Privileged Account Security Solution, driven by demand for our Privileged Session Manager.

Maintenance and professional services revenues increased by $5.0 million, or 32.4%, from $15.2 million in 2011 to $20.2 million in 2012. Maintenance revenues increased by $4.2 million from $12.1 million in 2011 to $16.3 million in 2012 and professional services revenues increased by $0.8 million from $3.1 million in 2011 to $3.9 million in 2012. We do not expect professional services to increase as a percentage of revenues in the future. This increase reflected continued renewals of maintenance and support contracts, the incremental maintenance contracts associated with new licenses and demand for professional services.

Cost of Revenues and Gross Profit

	Year ended December 31,				Change
	2011		2012
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	($ in thousands)
Cost of revenues:
License	$899	2.5%	$1,002	2.1%	$103	11.5%
Maintenance and professional services	4,517	12.4	5,922	12.6	1,405	31.1

Total cost of revenues	$5,416	14.9%	$6,924	14.7%	$1,508	27.8%

Gross profit	$30,949	85.1%	$40,284	85.3%	$9,335	30.2%

Cost of license revenues increased by $0.1 million, or 11.5%, from $0.9 million in 2011 to $1.0 million in 2012. The increase in cost of license revenues was driven primarily by an increase in license revenues and an increase in personnel costs in our operations department.

Cost of maintenance and professional services revenues increased by $1.4 million, or 31.1%, from $4.5 million in 2011 to $5.9 million in 2012. The increase in cost of maintenance and professional services revenues was driven primarily by increased personnel costs in customer support associated with an increase in technical support and professional services headcount from 34 at the end of 2011 to 47 at the end of 2012.

Gross profit increased by $9.4 million, or 30.2%, from $30.9 million in 2011 to $40.3 million in 2012. Gross margins increased from 85.1% in 2011 to 85.3% in 2012. The increase in gross margin was driven by decreased costs associated with maintenance and professional services revenue.

Operating Expenses

	Year ended December 31,				Change
	2011		2012
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	($ in thousands)
Operating expenses:
Research and development	$6,272	17.2%	$7,273	15.4%	$1,001	16.0%
Sales and marketing	15,929	43.8	22,081	46.7	6,152	38.6
General and administrative	3,077	8.5	3,297	7.0	220	7.1

Total operating expenses	$25,278	69.5%	$32,651	69.1%	$7,373	29.2%

Research and Development. Research and development expenses increased by $1.0 million, or 16.0%, from $6.3 million in 2011 to $7.3 million in 2012. Substantially all of this increase was attributable to an increase in personnel costs as we increased our research and development team headcount from 54 at the end of 2011 to 70 at the end of 2012 to support continued investment in our future product and service offerings. The increase is also attributable to a $0.2 million increase related to allocated overhead costs.

Sales and Marketing. Sales and marketing expenses increased by $6.2 million, or 38.6%, from $15.9 million in 2011 to $22.1 million in 2012. This increase was attributable to an increase in salaries and benefits due to increased headcount in all regions to expand our sales organization, as well as commissions on increased customer orders. Our sales and marketing headcount grew from 68 at the end of 2011 to 100 at the end of 2012. The remainder of the increase is attributable to increased travel expenses and increased expenses related to marketing programs.

General and Administrative. General and administrative expenses increased by $0.2 million, or 7.1%, from $3.1 million in 2011 to $3.3 million in 2012. This increase was attributable to an increase of $0.2 million in legal and accounting expenses.

Financial Income (Expenses), Net. In 2011, financial expenses were $0.2 million. In 2012, we had financial income (expenses), net, of zero. This change resulted primarily from a gain of $0.2 million due to foreign exchange fluctuations of the foreign currencies.

Taxes on Income. Taxes on income decreased from a tax benefit of $0.4 million in 2011 to tax benefit of $0.2 million in 2012. This decrease was attributable to an increase of $0.7 million in tax expenses in the United States partially offset by an increase of $0.5 million in tax benefit in Israel.

Quarterly Results of Operations and Seasonality

The following tables present our unaudited condensed consolidated quarterly results of operations in dollars and as a percentage of revenues for the periods indicated. This information should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. The historical quarterly results presented are not necessarily indicative of the results that may be expected for any future quarters or periods.

The quarterly supplemental financial measures below include quarterly non-GAAP operating income, non-GAAP net income and net cash provided by operating activities, which are non-GAAP financial measures. See “Summary—Summary Consolidated Financial Data” for a description of how we calculate non-GAAP operating income and non-GAAP net income, a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measures and a discussion about the limitations of these non-GAAP financial measures.

	Three months ended
	Mar. 31, 2012	Jun. 30, 2012	Sept. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sept. 30, 2013	Dec. 31, 2013
	(in thousands)
Consolidated Statements of Operations Data:
Revenues:
License	$5,522	$5,360	$6,383	$9,764	$6,702	$9,717	$9,970	$12,518
Maintenance and professional services	4,717	4,647	5,005	5,810	6,029	6,767	6,920	7,534

Total revenues	10,239	10,007	11,388	15,574	12,731	16,484	16,890	20,052

Cost of revenues:
License	191	293	228	290	269	243	223	481
Maintenance and professional services	1,364	1,408	1,386	1,764	1,865	2,001	1,920	2,074

Total cost of revenues	1,555	1,701	1,614	2,054	2,134	2,244	2,143	2,555

Gross profit	8,684	8,306	9,774	13,520	10,597	14,240	14,747	17,497

Operating expenses:
Research and development	1,676	1,810	1,780	2,007	2,269	2,568	2,717	2,850
Sales and marketing	4,558	4,766	5,278	7,479	6,817	7,740	7,876	10,407
General and administrative	731	787	814	965	965	1,055	1,156	1,582

Total operating expenses	6,965	7,363	7,872	10,451	10,051	11,363	11,749	14,839

Operating income	1,719	943	1,902	3,069	546	2,877	2,998	2,658

Net income	$2,257	$941	$2,223	$2,441	$128	$2,598	$2,513	$1,396

	Three months ended
	Mar. 31, 2012	Jun. 30, 2012	Sept. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sept. 30, 2013	Dec. 31, 2013
	(as a % of total revenues)
Consolidated Statements of Operations Data:
Revenues:
License	53.9%	53.6%	56.1%	62.7%	52.6%	58.9%	59.0%	62.4%
Maintenance and professional services	46.1	46.4	43.9	37.3	47.4	41.1	41.0	37.6

Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Cost of revenues:
License	1.9	2.9	2.0	1.9	2.1	1.5	1.3	2.4
Maintenance and professional services	13.3	14.1	12.2	11.3	14.7	12.1	11.4	10.3

Total cost of revenues	15.2	17.0	14.2	13.2	16.8	13.6	12.7	12.7

Gross profit	84.8	83.0	85.8	86.8	83.2	86.4	87.3	87.3

Operating expenses:
Research and development	16.4	18.1	15.6	12.9	17.8	15.6	16.1	14.2
Sales and marketing	44.5	47.6	46.4	48.0	53.5	46.9	46.6	51.9
General and administrative	7.1	7.9	7.1	6.2	7.6	6.4	6.8	7.9

Total operating expenses	68.0	73.6	69.1	67.1	78.9	68.9	69.5	74.0

Operating income	16.8	9.4	16.7	19.7	4.3	17.5	17.8	13.3
Net income	22.0%	9.4%	19.5%	15.7%	1.0%	15.8%	14.9%	7.0%

	Three months ended
	Mar. 31, 2012	Jun. 30, 2012	Sept. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sept. 30, 2013	Dec. 31, 2013
	(in thousands)
Supplemental Financial Metrics:
Non-GAAP operating income	$1,739	$1,006	$2,000	$3,172	$627	$2,972	$3,108	$2,775
Non-GAAP net income	2,277	1,004	2,321	2,720	209	2,845	3,270	2,160
Net cash provided by operating activities	4,340	1,850	2,455	5,012	3,796	3,031	6,466	6,866
Total deferred revenues (as of three-months end)	10,629	11,273	11,818	15,068	17,310	19,649	22,723	24,478

Reconciliation of Operating Income to Non-GAAP Operating Income:
Operating income	$1,719	$943	$1,902	$3,069	$546	$2,877	$2,998	$2,658
Share-based compensation	20	63	98	103	81	95	110	117

Non-GAAP operating income	$1,739	$1,006	$2,000	$3,172	$627	$2,972	$3,108	$2,775

Reconciliation of Net Income to Non-GAAP Net Income:
Net income	$2,257	$941	$2,223	$2,441	$128	$2,598	$2,513	$1,396
Share-based compensation	20	63	98	103	81	95	110	117
Warrant adjustment	0	0	0	176	0	152	647	647

Non-GAAP net income	$2,277	$1,004	$2,321	$2,720	$209	$2,845	$3,270	$2,160

Quarterly Revenue Trends. Our quarterly revenues increased year-over-year for all periods presented due to increased sales of licenses to new customers, as well as upsells to existing customers of new licenses as well as professional and support service contracts. Comparisons of our year-over-year total quarterly revenues are more meaningful than comparisons of our sequential results due to seasonality in the sale of our products and services. Our fourth quarter has historically been our strongest quarter for sales because our target customers are enterprises that generally make such license purchases in this quarter. While we believe that these seasonal trends have affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. We believe that our business may become more seasonal in the future. Historical patterns in our business may not be a reliable indicator of our future sales activity or performance.

Quarterly Gross Profit and Margin Trends. Our quarterly gross profit increased year-over-year for all periods presented. Our fourth quarter gross profit has historically been our strongest, which is consistent with our quarterly revenue trends. Our quarterly gross margin has remained relatively consistent over all periods presented, and any fluctuation is primarily due to shifts in the mix of sales between licenses and maintenance and professional services, as well as the types and volumes of products sold.

Quarterly Operating Expense Trends. Our quarterly operating expenses increased year-over-year for all periods presented primarily due to the addition of personnel in connection with the expansion of our business. Our operating expenses generally increase in the fourth quarter of each year as expenses increase to accommodate the increased revenues encountered in this quarter. Research and development expenses increased sequentially over the periods as we increased our headcount to support continued investment in our future products and services offerings. Sales and marketing expenses increased significantly over the periods as we incurred costs associated with commission expenses to sales people, personnel costs associated with increases in headcount and an increase in overhead allocations. General and administrative expenses increased over the periods primarily due to an increase in personnel costs, legal expenses and professional services fees related to preparing to be a public company.

Liquidity and Capital Resources

We fund our operations with cash generated from operating activities. In the past, we have also raised capital through the sale of equity securities to investors in private placements and, to a lesser extent, through exercised options. Our primary current uses of our cash are ongoing operating expenses and capital expenditures.

As of December 31, 2013, we had $65.6 million of cash, cash equivalents and short-term bank deposits. This compared with cash, cash equivalents and short-term bank deposits of $46.0 million and $33.4 million as of December 31, 2012 and December 31, 2011, respectively. We believe that our existing cash, cash equivalents and short-term bank deposits will be sufficient to fund our operations and capital expenditures for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, the timing and extent of spending to support product development efforts and expansion into new geographic locations, the timing of introductions of new software products and enhancements to existing software products and the continuing market acceptance of our software offerings.

The following table presents the major components of net cash flows for the periods presented:

	Year ended December 31,
	2011	2012	2013
	(in thousands)
Net cash provided by operating activities	$9,376	$13,657	$20,159
Net cash provided by (used in) investing activities	369	(3,233)	(826)
Net cash provided by (used in) financing activities	6,691	(329)	159

A substantial source of our net cash provided by operating activities is our deferred revenues, which is included on our consolidated balance sheet as a liability. The majority of our deferred revenues consists of the unrecognized portion of upfront payments associated with maintenance and professional services, with the remainder consisting of payments for licenses that could not yet be recognized. We assess our liquidity, in part, through an analysis of our short and long-term deferred revenues that have not yet been recognized as revenues together with our other sources of liquidity. Deferred revenues for licenses are recognized when all applicable revenue criteria are met. Revenues from maintenance and support contracts are recognized ratably on a straight-line basis over the term of the related contract which is typically one year and, to a lesser extent, three years, and from professional services as services are performed. Thus, since we frequently recognize revenues in subsequent periods to when certain payments may be received, an increase in deferred revenues adds to the liquidity of our operations.

Net Cash Provided by Operating Activities

During the year ended December 31, 2013, operating activities provided $20.2 million in cash as a result of net income of $6.6 million, adjusted by $1.6 million of non-cash charges related primarily to share-based compensation expenses, depreciation, deferred income taxes, net and changes in fair value of warrants to purchase preferred shares, and a net increase of $12.0 million in our net operating assets and liabilities. The net increase in our net operating assets and liabilities was primarily the result of a $9.4 million increase in deferred revenues and a $6.7 million increase in trade payables and other liabilities. This increase was partially offset by a $3.2 million increase in trade receivables and a $0.9 million increase in prepaid expenses and other assets.

During the year ended December 31, 2012, operating activities provided $13.7 million in cash as a result of a net income of $7.9 million, adjusted by $0.3 million of non-cash charges related primarily to share-based compensation expenses, depreciation, deferred income taxes, net and changes in fair value of warrants to purchase preferred shares, and a net increase of $5.5 million in our net operating assets and liabilities. The net increase in our net operating assets and liabilities was primarily the result of a $5.8 million increase in deferred revenues and a $2.7 million increase in trade payables and other liabilities. This increase was partially offset by a $3.0 million increase in trade receivables and prepaid expenses and other assets.

During the year ended December 31, 2011, operating activities provided $9.4 million in cash as a result of a net income of $5.9 million, adjusted by $1.6 million of non-cash charges related primarily to share-based compensation expenses, depreciation, deferred income taxes, net and changes in fair value of warrants to purchase preferred shares, and a net increase of $1.9 million in our net operating assets and liabilities. The net increase in our net operating assets and liabilities was primarily the result of a $2.8 million increase in deferred revenues and a $1.3 million increase in trade payable and other liabilities. This increase was partially offset by a $1.3 million increase in prepaid expenses and other assets and a $0.9 million increase in trade receivables.

Net Cash Provided by (Used in) Investing Activities

Net cash provided by investing activities was $0.4 million in 2011. Net cash used in investing activities was $3.2 million and $0.8 million in 2012 and 2013, respectively. Investing activities have consisted primarily of investment in and proceeds from short-term deposits, and purchase of property and equipment.

Net Cash Provided by (Used in) Financing Activities

Our financing activities have primarily consisted of proceeds from the sale of preferred shares and from the exercise of share options. Net cash provided by financing activities was $0.2 million for the year ended December 31, 2013. Net cash used in financing activities was $0.3 million in 2012. Net cash provided by financing activities was $6.7 million in 2011. We expect the completion of this offering to result in a material increase in our net cash flows from financing activities.

Contractual Obligations

The following summarizes our contractual obligations as of December 31, 2013:

	Payment due in Period
	2014	2015	2016	2017 and after	Total
	(in thousands)
Operating lease obligations(1)	$2,046	$1,683	$1,568	$1,944	$7,241

(1)	Operating lease obligations consist of our contractual rental expenses under operating leases of facilities and certain motor vehicles.

Application of Critical Accounting Policies and Estimates

Our accounting policies and their effect on our financial condition and results of operations are more fully described in our consolidated financial statements included elsewhere in this prospectus. We have prepared our financial statements in conformity with U.S. GAAP, which requires management to make estimates and assumptions that in certain circumstances affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. These estimates are prepared using our best judgment, after considering past and current events and economic conditions. While management believes the factors evaluated provide a meaningful basis for establishing and applying sound accounting policies, management cannot guarantee that the estimates will always be consistent with actual results. In addition, certain information relied upon by us in preparing such estimates includes internally generated financial and operating information, external market information, when available, and when necessary, information obtained from consultations with third-parties. Actual results could differ from these estimates and could have a material adverse effect on our reported results. See “Risk Factors” for a discussion of the possible risks which may affect these estimates.

We believe that the accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and (2) changes in the estimate could have a material impact on our financial condition or results of operations.

Revenue Recognition

We account for our software licensing sales in accordance with the Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, 985-605, “Software Revenue Recognition.” ASC 985-605 generally requires revenues earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements when Vendor Specific Objective Evidence, or VSOE, of fair value exists for all elements and to be allocated to the different elements in the arrangement under the “residual method” when VSOE of fair value exists for all undelivered elements and no VSOE exists for the delivered elements.

Maintenance and professional services are sold separately and therefore the selling price is based on VSOE.

Under the residual method, at the outset of the arrangement with the customer, we defer revenues for the fair value of our undelivered elements and recognize revenues for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software product) when all other criteria in ASC 985-605 have been met. Any discount in the arrangement is allocated to the delivered element.

We recognize software license revenues when persuasive evidence of an arrangement exists, the software license has been delivered, there are no uncertainties surrounding product acceptance, there are no significant future performance obligations, the license fees are fixed or determinable and collection of the license fee is considered probable. Fees for arrangements with payment terms extending beyond customary payment terms are considered not to be fixed or determinable, in which case revenues are deferred and recognized when payments become due from the customer provided that all other revenue recognition criteria have been met.

Revenues from maintenance and support contracts are recognized ratably on a straight-line basis over the term of the related contract which is typically one year and, to a lesser extent, three years, and from professional services as services are performed.

Our agreements with distributors and resellers are non-exchangeable, non-refundable, non returnable and carry no rights of price protection. Accordingly, we consider distributors as end-users.

We do not generally grant a right of return to our customers. In transactions where a customer’s contractual terms include a provision for customer acceptance, revenues are recognized when such acceptance has been obtained or as the acceptance provision has lapsed.

Deferred revenues include unearned amounts received under maintenance and support contracts, professional services and amounts received from customers for licenses but not recognized as revenues due to the fact that these transactions did not meet the revenue recognition criteria as of the balance sheet date.

Derivatives instruments

ASC No. 815, “Derivative and Hedging”, requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change.

To hedge against the risk of overall changes in cash flows resulting from foreign currency salary payments during the year, we have instituted a foreign currency cash flow hedging program. We hedge a portion of our forecasted expenses denominated in NIS. These forward and option contracts are designated as cash flow hedges, as defined by ASC 815, and are all effective, as their critical terms match underlying transactions being hedged.

Share-Based Compensation

Under U.S. GAAP, we account for share-based compensation for employees in accordance with the provisions of the FASB’s ASC Topic 718 “Compensation—Stock Based Compensation,” or ASC 718, which requires us to measure the cost of options based on the fair value of the award on the grant date.

We selected the Black-Scholes-Merton option pricing model as the most appropriate method for determining the estimated fair value of our share-based awards. The resulting cost of an equity incentive award is recognized as an expense over the requisite service period of the award, which is usually the vesting period. We recognize compensation expense over the vesting period using the straight-line method and classify these amounts in the consolidated financial statements based on the department to which the related employee reports.

The determination of the grant date fair value of options using the Black-Scholes-Merton option pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the expected volatility of our share price over the expected term of the options, share option exercise and cancellation behaviors, risk-free interest rates and expected dividends, which are estimated as follows:

•	Fair Value of our Ordinary Shares. Due to the absence of a trading market for our ordinary shares, the fair value of our ordinary shares for purposes of determining the exercise price for award grants was determined in good faith by our management and approved by our board of directors. In connection with preparing our financial statements for this offering, our management considered the fair value of our ordinary shares based on a number of objective and subjective factors consistent with the methodologies outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, referred to as the AICPA Practice Aid. The assumptions used in the valuations were based on future expectations combined with our judgment. In the absence of a public trading market, we exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of the shares as of the date of each grant. Some but not all of these factors included the likelihood of achieving a liquidity event; the prices, rights, preferences and privileges of our preferred shares relative to our ordinary shares; the prices of our preferred shares sold to outside investors in arms-length transactions; the ordinary shares underlying the award of illiquid securities in a private company; our results of operations and financial position; the material risks related to our business; our business strategy; the market performance of publicly traded companies in the cybersecurity space; and external market conditions affecting the cybersecurity industry. We also obtained independent third-party valuations on a periodic basis. Upon the listing of our ordinary shares on the , the grant date fair value for share-based awards will be based on the closing price of our ordinary shares on the date of grant.

•	Expected Term. The expected term of options granted represents the period of time that options granted are expected to be outstanding, and is determined based on the simplified method in accordance with ASC No. 718-10-S99-1, (SAB No. 110), as adequate historical experience is not available to provide a reasonable estimate.

•	Volatility. The expected share price volatility was based on the historical equity volatility of the ordinary shares of comparable companies that are publicly traded.

•	Risk-free Rate. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with a term equivalent to the contractual life of the options.

•	Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

If any of the assumptions used in the Black-Scholes-Merton model change significantly, share-based compensation for future awards may differ materially compared with the awards granted previously.

The following table presents the weighted-average assumptions used to estimate the fair value of options granted to employees during the periods presented. The number of options granted to non-employees was immaterial.

	Year ended December 31,
	2012	2013
Expected volatility	40%-45%	45%
Expected dividends	0	0
Expected term	5.28-6.11 years	6.11 years
Risk-free rate	0.61%-2.64%	1.15%-2.64%

The following table presents the share options grants made between January 1, 2013 and the date of this prospectus:

Date of Grant	Number of Shares Subject to Awards Granted	Exercise Price Per Share	Estimated Fair Value Per Ordinary Share at Grant Date
February 2013	130,170	$1.78	$1.78
May 2013	156,500	2.21	2.21
December 2013	393,400	6.47	6.47
January 2014	50,000	8.84	8.84

Based on the assumed initial public offering price of $             per share, the midpoint of the estimated initial public offering price range, set forth on the cover page of this prospectus, the intrinsic value of the awards outstanding as of December 31, 2013 was $             million, of which $             million related to vested options and $             million related to unvested options.

Warrants to Purchase Preferred Shares

We account for freestanding warrants to purchase our preferred shares as a liability on our balance sheet at fair value. The warrants to purchase preferred shares are recorded as a liability as the underlying preferred shares are contingently redeemable (upon a deemed liquidation event) and, therefore, may require us to transfer assets in the future. The warrants are subject to re-measurement to fair value at each balance sheet date and any change in fair value is recognized as a component of financial income (expense), net, on the consolidated statements of operations. We will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants, the completion of a deemed liquidation event or the conversion of preferred shares into ordinary shares.

The warrant is recorded at its estimated fair value utilizing the OPM with changes in the fair value of the warrant liability reflected in financial income (expense), net. Upon the earlier of the exercise of the warrants or the completion of a liquidation event or the completion of an initial public offering in which the warrant expires, the preferred share warrant liability will be remeasured to fair value one final time, and any remaining liability will be reclassified to additional paid-in capital. Immediately prior to the completion of this offering, all of our preferred share warrants will be exercised and we will no longer record any liability in respect of them on our balance sheet.

During the years ended December 31, 2011, 2012 and 2013, we recognized financial expenses in the amount of $0.2 million, $0.2 million and $1.4 million, respectively, from the remeasurement of the fair value of the warrants.

Income Taxes

As part of the process of preparing our consolidated financial statements we are required to estimate our taxes in each of the jurisdictions in which we operate. We account for income taxes in accordance with ASC Topic 740, “Income Taxes,” or ASC Topic 740. ASC Topic 740 prescribes the use of an asset and liability method whereby deferred tax asset and liability account balances are determined based on the difference between book value and tax bases of assets and liabilities and carryforward tax losses. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We exercise judgment and provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Deferred tax assets are classified as short or long-term based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences, if not related to an asset or liability for financial reporting. We account for uncertain tax positions in accordance with ASC 740 and recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Accordingly, we report a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest and penalties, if any, related to unrecognized tax benefits in tax expense.

Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

Quantitative and Qualitative Disclosure About Market Risk

Foreign Currency Risk

Our results of operations and cash flows are affected by fluctuations due to changes in foreign currency exchange rates. In 2013, the majority of our revenues were denominated in U.S. dollars and the remainder in other currencies, primarily euros and British pounds sterling. In 2013, the majority of our cost of revenues and operating expenses were denominated in U.S. dollars and NIS and the remainder in other currencies, primarily euros and British pounds sterling. Our NIS-denominated expenses consist primarily of personnel, rent and other overhead costs. Since a significant portion of our expenses is incurred in NIS, any appreciation of the NIS relative to the U.S. dollar would adversely impact our net loss or net income, if any.

The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar:

Period	Change in Average Exchange Rate of the NIS against the U.S. Dollar (%)
2011	(4.1)
2012	7.8
2013	(6.4)

The figures above represent the change in the average exchange rate in the given period compared to the average exchange rate in the immediately preceding period. Negative figures represent depreciation of the U.S. dollar compared to the NIS. A 10% increase or decrease in the value of the NIS against the U.S. dollar would have decreased or increased our net loss by approximately $1.6 million in 2013.

For purposes of our consolidated financial statements, local currency assets and liabilities are translated at the rate of exchange to the U.S. dollar on the balance sheet date and local currency revenues and expenses are translated at the exchange rate at the date of the transaction or the average exchange rate dollar during the reporting period to the United States.

To protect against the increase in value of forecasted foreign currency cash flow resulting from expenses paid in NIS during the year, we have instituted a foreign currency cash flow hedging program. We hedge portions of the anticipated payroll of our Israeli employees in NIS for a period of one to twelve months with forward contracts and other derivative instruments. We do not use derivative financial instruments for speculative or trading purposes.

Other Market Risks

We do not believe that we have material exposure to interest rate risk due to the fact that we have no long-term borrowings.

We do not believe that we have any material exposure to inflationary risks.

New and Revised Financial Accounting Standards

The JOBS Act permits emerging growth companies such as us to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Recently Issued and Adopted Accounting Pronouncements

In July 2013, the FASB issued a new accounting standard that will require the presentation of certain unrecognized tax benefits as reductions to deferred tax assets rather than as liabilities in the consolidated balance sheets when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. We will be required to adopt this new standard on a prospective basis in the first quarter of fiscal 2015; however, early adoption is permitted as is a retrospective application. We are currently evaluating the timing, transition method and impact of this new standard on our consolidated financial statements.

BUSINESS

Overview

We are a global leader and pioneer of a new layer of IT security solutions that protects organizations from cyber attacks that have made their way inside the network perimeter to strike at the heart of the enterprise. Our software solution is focused on protecting privileged accounts, which have become a critical target in the lifecycle of today’s cyber attacks. Privileged accounts are pervasive and act as the “keys to the IT kingdom,” providing complete access to, and control of, all parts of IT infrastructure, industrial control systems and critical business data. In the hands of an external attacker or malicious insider, privileged accounts allow attackers to take control of and disrupt an organization’s IT and industrial control infrastructures, steal confidential information and commit financial fraud. Our comprehensive solution proactively protects privileged accounts, monitors privileged activity and detects malicious privileged behavior. Our customers use our innovative solution to introduce this new security layer to protect against, detect and respond to cyber attacks before they strike vital systems and compromise sensitive data.

Organizations worldwide are experiencing an unprecedented increase in the sophistication, scale and frequency of cyber attacks. The challenge this presents is intensified by the growing adoption of new technologies, such as cloud computing, virtualization, software-defined networking, enterprise mobility and social networking, which has resulted in increasingly complex and distributed IT environments with significantly larger attack surfaces. Organizations have historically relied upon perimeter-based threat protection solutions such as network, web and endpoint security tools as the predominant defense against cyber attacks, yet these traditional solutions have a limited ability to stop today’s advanced threats. As a result, an estimated 90% of organizations have suffered a cybersecurity breach. Organizations are just beginning to adapt their security strategies to address this new threat environment and are evolving their approaches based on the assumption that their network perimeter has been or will be breached. They are therefore increasingly implementing new layers of security inside the network to disrupt attacks before they result in the theft of confidential information or other serious damage. Regulators are also continuing to mandate rigorous new compliance standards and audit requirements in response to this evolving threat landscape.

We believe that the implementation of a privileged account security solution is one of the most critical layers of an effective security strategy. Privileged accounts represent one of the most vulnerable aspects of an organization’s IT infrastructure. Privileged accounts are used by system administrators, third-party and cloud service providers, applications and business users, and they exist in nearly every connected device, server, hypervisor, operating system, database, application and industrial control system. Due to the broad access and control they provide, exploiting privileged accounts has become a critical stage of the cyber attack lifecycle. The typical cyber attack involves an attacker effecting an initial breach, escalating privileges to access target systems, moving laterally through the IT infrastructure to identify valuable targets, and exfiltrating, or stealing, the desired information. According to Mandiant, credentials of authorized users were hijacked in 100% of the breaches that Mandiant investigated, and privileged accounts were targeted whenever possible.

We have architected our solution from the ground up to address the challenges of protecting privileged accounts and an organization’s sensitive information. Our solution provides proactive protection against cyber attacks from both external and internal sources and allows for real-time detection and neutralization of such threats. It can be deployed in traditional on-premise data centers, cloud environments and industrial control systems. Our innovative software solution is the result of over 10 years of research and expertise, combined with valuable knowledge we have gained from working with our diverse population of customers.

Our comprehensive, purpose-built Privileged Account Security Solution enables our customers to secure, manage and monitor privileged account access and activities. Our Privileged Account Security Solution consists of our Enterprise Password Vault, Privileged Session Manager, Application Identity Manager, On-Demand Privileges Manager and Privileged Threat Analytics. These products share a common technology platform that includes our Digital Vault, Master Policy Engine and Discovery Engine, and integrates out of the box with over 100 types of IT assets in the datacenter or the cloud. Our solution complements network, endpoint, web and other security tools and enhances the effectiveness of other security defenses by preventing the misuse of privileged accounts that are built into these products.

As of December 31, 2013, we had nearly 1,500 customers, including over 30% of the Fortune 100 and approximately 15% of the Global 2000. Our customers include leading enterprises in a diverse set of industries, including energy and utilities, financial services, healthcare, manufacturing, retail, technology and telecommunications, as well as government agencies. We sell our solution through a high touch, channel fulfilled hybrid sales model that combines the leverage of channel sales with the account control of direct sales, and therefore provides us with significant opportunities to grow our current customer base. This approach allows us to maintain close relationships with our customers and benefit from the global reach of our channel partners. Additionally, we are enhancing our product offerings and go-to-market strategy by establishing technology alliances within the IT infrastructure and security vendor ecosystem.

Our business has rapidly grown in recent years. During 2011, 2012 and 2013, our revenues were $36.4 million, $47.2 million and $66.2 million, respectively, representing year-over-year growth of 29.8% and 40.1% in 2012 and 2013, respectively. Our net income for 2011, 2012 and 2013 was $5.9 million, $7.9 million and $6.6 million, respectively.

Industry Overview

The recent increase in sophisticated, targeted security threats by both external attackers and malicious insiders, along with an increase in the attack surface due to the growing complexity and distributed nature of IT environments, have made it extremely challenging for enterprises and governments around the world to protect their sensitive information. These challenges are driving the need for a new layer of security that complements traditional threat protection technologies by securing access to privileged accounts and preventing the exploitation of organizations’ critical systems and data.

Security threats are increasingly sophisticated and targeted

Organizations are experiencing an elevated level of increasingly sophisticated and targeted security threats. These advanced threats are frequently driven by organized groups such as: professional criminals attempting to gain access to valuable or sensitive information, state-sponsored groups that aim to further national agendas through industrial espionage or cyber warfare, and “hacktivists” pursuing a variety of socially-driven causes. These groups are highly motivated, technically advanced and are often well funded. They have become fundamental drivers of the heightened risk of cyber attacks.

Increasing complexity and openness of IT environments increases risk

To support business priorities and the evolving needs of their customers, enterprises are investing in new technologies and architectures that are rapidly increasing the complexity and openness of the IT infrastructure, including virtualization, cloud computing, mobility, software-defined networking, big data and social networking. A large enterprise’s IT infrastructure typically consists of tens of thousands of servers, databases, network devices and applications, and is often distributed across multiple geographic regions. Enterprises are increasingly adopting mobility and bring-your-own-device (BYOD) policies, allowing employees to access confidential company information and applications on mobile devices. Furthermore, many enterprises are outsourcing aspects of their infrastructure to cloud service providers and remote vendors, increasing their reliance on third parties to manage and protect their sensitive information. While these modern IT technologies offer organizations many benefits, they also increase the security risk by expanding the attack surface of the organization and increasing the complexity of security management.

Privileged accounts are widespread and vulnerable to attack

Privileged accounts represent one of the most vulnerable aspects of an organization’s IT infrastructure. Privileged accounts are those accounts within an organization that give the user high levels of access, or “privileged” access, to IT systems, applications and data. Privileged accounts are used by systems administrators to deploy and maintain IT systems and they exist in nearly every connected device, server, database, application and industrial control system. Additionally, privileged accounts extend beyond an organization’s traditional IT infrastructure to include employee-managed corporate social media accounts, which can be misused to cause significant reputational damage and other harm to an enterprise. With the increasing complexity of IT infrastructures, the number of privileged accounts has grown exponentially. We believe that organizations typically have two to four times more privileged accounts than employees. As a result, hijacking privileged accounts gives attackers the ability to access and download an organization’s most sensitive data, disrupt business operations, create additional user and privileged accounts, distribute malware, bypass existing security controls, perform other sensitive operations, and erase audit trails to hide their activity. Hackers, malicious insiders or even careless users pose a significant threat to organizations when they gain access to privileged accounts. Some well-publicized examples of cyber attacks that have compromised privileged accounts, according to sources in the public domain, include:

•	BlackPOS. At the end of 2013 and continuing into 2014, several large retail organizations were attacked using BlackPOS, a type of malware targeting point of sale systems. The malware was transferred into at least one of the organizations using privileged network credentials assigned to a remote third-party vendor. These attacks compromised the credit card information of tens of millions of customers and may cost the retailers over $1 billion in related expenses.

•	U.S. Intelligence Agency. In 2013, a third-party systems administrator abused his insider status and authorized privileged credentials to download and make public hundreds of thousands of classified documents.

•	South Korea. In 2013, South Korean TV stations and banks were attacked with data wiping malware. According to reports, the devastating attacks carried out on South Korea were precipitated by hackers obtaining a privileged administrator login to a security vendor’s patch management server via a targeted attack. The attackers then created malware that resembled a normal software update, tricking unsuspecting organizations into infecting their own systems with this malicious update.

•	Flame. In 2012, an extremely sophisticated cyber weapon was discovered that was designed to collect and delete sensitive information. This cyber-espionage worm was estimated to have infected systems at 600 organizations in several countries in the Middle East and Africa. The worm compromised privileged accounts with domain administrative rights, allowing it to move laterally and spread the infection to more machines.

•	RSA. In 2011, after initially penetrating the network through a spear phishing email, an attack harvested legitimate user credentials, including privileged credentials needed to infiltrate the core RSA SecurID token master key database, thereby compromising the security of thousands of other companies, including several major U.S. defense contractors.

•	Night Dragon. Starting in 2009 and reported in 2011, an attack was carried out against a number of energy firms that targeted proprietary operations and project-financing information. Once the initial system was compromised, the attack targeted local privileged administrative accounts, providing the attacker with broad access to the energy firms’ systems and confidential intellectual property.

Exploiting privileged accounts is a critical stage of an attack lifecycle

Today’s advanced cyber attacks are typically designed to evade traditional threat prevention technologies that are focused on protecting the perimeter from outside breach. Once inside a network, many of these modern attacks follow a common lifecycle. Attackers typically attempt to advance from the initial breach, escalating their privileges and moving laterally through the system to identify and access valuable targets and confidential information so they can access their target systems and information. Once an attacker has hijacked the privileged credentials of an authorized user, its activities blend in with legitimate traffic and is therefore much more difficult to detect. Attackers can therefore operate undetected inside an organization for long periods of time. In fact, according to the 2013 Data Breach Investigations Report from Verizon, 66% of breaches take months or years to discover and approximately 70% of breaches were discovered by external parties who then notified the targeted company. According to Mandiant, advanced attackers are on an organization’s network for approximately 240 days on average before being detected. The diagram below shows the typical lifecycle of a cyber attack.

•	Perimeter compromise. Attackers can gain entry into a corporate network through multiple attack vectors including email, web and endpoints. The most common technique used to penetrate an enterprise network and break through the network perimeter is a “phishing” attack through which an email is used to deliver malware to an employee of the target. Attackers have become highly sophisticated and are increasingly finding ways to evade traditional network perimeter threat detection technologies. In most cases, immediately after the initial compromise, attackers download malware tools and establish a connection to a command-and-control server to enable ongoing control.

•	Escalate privileges. External attackers, after the initial compromise, target privileged accounts to facilitate the future stages of the attack. Through a variety of tactics, including keystroke logging malware, “pass the hash” attacks, dictionary attacks and other techniques, attackers attempt to gain possession of the credentials used to access privileged accounts. Malicious insiders typically already have some degree of privileged access but may need to escalate privileges to extend their access. Privilege escalation is a critical stage of the attack, because if privileged credentials are compromised, the attacker is able to move closer to sensitive data while remaining undetected.

•	Reconnaissance and lateral movement. Once armed with privileged credentials, attackers may conduct stealth reconnaissance across the network to locate other vulnerable systems, and then spread laterally across the network in search of target data and systems. As the attacker identifies an additional interesting target, it may again need to escalate its privileges to gain access to the newly identified system and then continue its reconnaissance.

•	Data exfiltration. The final stage of an attack lifecycle is typically to exfiltrate the desired information from the target’s corporate network to a location that the attacker controls. Once the target information has been gathered in a staging area and is ready for exfiltration, the attacker can use its privileged access to bypass controls and monitoring technologies designed to prevent or detect exfiltration.

Malicious insiders continue to be a significant risk

Malicious insiders have historically been responsible for some of the most significant security breaches and continue to pose a significant risk to organizations. Insiders are generally trusted users such as employees, contractors and business partners. Insiders typically have trusted credentials and knowledge of the organization, and can therefore be extremely dangerous if they decide to exploit their position to steal confidential information, commit financial fraud, disrupt operations or cause other harm. Malicious insiders are often disgruntled employees or contractors driven by financial or personal motives and often seek valuable or sensitive information that can be used to harm the organization. These individuals and groups use their access to attempt to exploit privileged credentials in order to laterally move throughout the organization and gain access to valuable or sensitive information. In addition, accidental changes to system configuration settings or other system operating characteristics by well-intentioned insiders are also a significant risk, as they can cause expensive service disruptions and unknown security vulnerabilities.

Security-related regulatory and compliance requirements are challenging to manage

Governments and industry groups continue to enact new legislation and compliance standards regarding data protection and privacy and internal control. Furthermore, compliance requirements continue to become more stringent in response to the complex and evolving threat landscape. Regulations and compliance standards can overlap with one another, change very frequently, require costly and time consuming compliance measures and carry significant financial and reputational consequences for audit failure and non-compliance. Examples of such regulations include the Payment Card Industry Data Security Standard (PCI-DSS); the Federal Information Security Management Act (FISMA) and associated National Institute for Standards and Testing (NIST) Network Security Standards; the Sarbanes-Oxley Act; Title 21 of the U.S. Code of Federal Regulations, which governs food and drug industries; the North American Electric Reliability Corporation Critical Infrastructure Protection Plan (NERC-CIP); the German Federal Financial Supervisory Authority (BaFin) Minimum Requirements for Risk Management; and the requirements of Monetary Authority of Singapore’s Technology Risk Management Notices. The common theme of these regulations is generally a requirement that organizations implement control over privileged accounts, establish accountability to specific users and maintain a complete recording of privileged sessions.

Enterprises have historically relied on traditional security threat protection technologies

Organizations have invested heavily in security products to protect their IT infrastructure and valuable information. According to IDC, worldwide spending on IT security products is expected to grow from $32.0 billion in 2013 to $42.0 billion by 2017. Historically, the majority of this spending has been focused on perimeter threat protection products such as network, web and endpoint security. While prevention of the initial breach is an important layer of an enterprise security strategy, we do not believe that perimeter-based threat protection alone is sufficient to protect against today’s increasingly sophisticated and targeted external security threats or malicious insiders. Despite significant investments in perimeter-based threat protection solutions, most enterprises are still being breached. Therefore, we believe in the future a greater portion of the overall spend will be dedicated to solutions focused on the inside of the enterprise.

Challenges in Protecting Privileged Accounts

The increasing sophistication, scale and frequency of advanced cyber attacks challenge traditional cybersecurity methods and create a need for a comprehensive approach to securing privileged accounts from use by external or internal attackers to gain access to and exploit an organization’s confidential data and IT systems. Such an approach must address a range of challenges presented by privileged accounts.

•	Traditional security solutions’ limited ability to protect privileged credentials and critical assets from cyber attacks. Organizations worldwide continue to struggle to protect privileged credentials and critical assets despite significant investment in traditional perimeter, endpoint or identity-focused security solutions. Organizations’ attempts to solve this problem using a combination of disparate traditional security solutions do not address the unique requirements of securing privileged accounts. Without proactive, automated controls on privileged accounts, including privileged credential protection and real-time alerting on potential threats and malware isolation, attackers can bypass traditional security controls and exploit privileged accounts as a gateway to critical infrastructure, confidential data and other security solutions.

•	Insufficient visibility and lack of automation in the management of privileged accounts. Traditional approaches to identifying and managing privileged accounts typically involve manual, time-consuming tasks performed on an infrequent or ad-hoc basis. These approaches do not ensure that organizations identify their complete inventory of privileged accounts or manage their privileged credentials securely. Manual approaches can result in common passwords used across multiple systems, unauthorized sharing of credentials, default passwords remaining in place and other behaviors that compromise security and leave IT systems susceptible to attack. These approaches do not provide a current, accurate and global picture of an organization’s security and compliance posture, decreasing security effectiveness and increasing IT operational costs.

•	Inability to monitor and audit all privileged activity. Traditional information systems do not provide sufficient detail of privileged activities, or worse yet, allow privileged accounts to change security settings or delete system audit logs to hide wrongdoing. Without end-to-end monitoring and recording of all command-level privileged activities, organizations are unable to audit privileged activity. This leaves them at risk of failing compliance audits, being unable to hold privileged users accountable for their actions and lacking critical forensics information to help deconstruct and remediate an attack.

•	Inadequate or delayed response time in detecting malicious and high risk behaviors. Many organizations often log high level privileged account activity as part of a broad, system-wide logging solution; however, this information is collected and stored amongst other vast data aggregations, and in many cases does not provide the right level of detail or context to understand what differentiates normal from anomalous behavior. Without regular and methodical review of these logs, identification of threats is often missed or delayed. Additionally, tampering with log files is one of the routine aspects of an advanced malware attack or internal hack, rendering such information or analysis inaccurate or incomplete. Organizations need a single platform that can collect and record complete, detailed records of privileged account activity, develop profiles of expected user behaviors and then alert in real-time on any deviations from expected behavior.

•	Limited scalability of existing point solutions. Traditional solutions that attempt to address privileged account security are often delivered as tactical point tools rather than comprehensive solutions and lack enterprise-level scalability or support for globally distributed datacenters. In addition, an attempt to patch together such disparate point tools having different interfaces and architectures and typically provided by different vendors, leads to interoperability issues. Without a single, scalable solution, organizations must devote considerable time and resources to develop integration strategies for existing solutions with the rest of their IT security investments.

Our Solution

Our solution provides proactive protection against cyber attacks from both external and internal sources and allows for real-time detection and neutralization of such threats. Our Privileged Account Security Solution provides organizations with the following benefits:

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Comprehensive platform for proactive protection of privileged credentials and target assets from cyber attacks. Our comprehensive solution for privileged account security enables our customers to proactively protect against and automatically detect and respond to in-progress cyber attacks before they strike vital systems and compromise sensitive data. Our unified solution to these previously disparate security needs enables our customers to preemptively remediate vulnerabilities and improve their security effectiveness from a central command and control point. We enhance the effectiveness of traditional security defenses by introducing a new security layer that prevents the misuse of privileged accounts which exist in virtually every piece of technology in the organization including security products.

•	Automatic identification and understanding of the scope of privileged account risk. Our solution automatically detects privileged accounts across the enterprise and helps customers visualize the resulting compliance gaps and security vulnerabilities. This automated process reduces the time-consuming and error-prone task of manually tracking and updating privileged credentials, thereby decreasing IT operational costs. This enhanced visibility significantly improves the security posture of our customers and facilitates adherence to rigorous audit and compliance standards.

•	Continuous monitoring, recording and secure storage of privileged account activity. Our solution monitors, collects and records individual privileged session activity down to every mouse click and keystroke. It also provides highly secure storage of privileged session recordings and robust search capabilities allowing organizations to meet their audit and compliance requirements. Session recordings also provide a full forensics record of privileged activity to facilitate a more rapid and precise response to malicious activity.

•	Real-time detection, alerting and response to malicious privileged activity. Our Privileged Threat Analytics product builds on historical data collected by our comprehensive Privileged Account Security Solution and other network data sources to create and maintain a current profile of each privileged user’s behavior. It uses proprietary algorithms to profile and analyze individual privileged user behavior without impacting the privileged account session and creates prioritized alerts in real-time when abnormal activity is detected. These alerts allow our customers’ incident response teams to investigate and prioritize threatening activity and respond by terminating the active session.

•	Purpose-built solution, architected for privileged account security. Our solution is architected across products to optimize security. Our Digital Vault, a secure repository for privileged credentials, offers multiple layers of security including robust segregation of duties, a secure proprietary communications protocol and military-grade encryption. Our Privileged Session Manager product establishes a single point of control for all privileged activity, effectively decreasing the attack surface by providing only proxy-based access to IT assets through our platform. This prevents infected administrator workstations from spreading malware or tampering with applications, databases and server configuration settings.

•	Scalable and flexible platform that enables modular deployment. Our solution is scalable and flexible to enable deployments in large-scale distributed environments, and supports major operating systems, databases, applications, hypervisors, network devices and security appliances, for on-premise, cloud environments and industrial control systems. Every product in our Privileged Account Security Solution can be deployed and managed independently while still sharing resources and data from our shared technology platform. This design provides our customers the flexibility to deploy one or more of our products initially for a single use case and then expand over time to address more use cases or add additional solutions from our comprehensive platform.

Our Market Opportunity

We believe that the security market is in the midst of a significant transition as enterprises are investing in a new generation of security solutions to help protect them against today’s sophisticated and targeted cyber threats from both external attackers and malicious insiders. Gartner estimates that by 2020, 60% of enterprise information security budgets will be allocated to rapid detection and response approaches, up from less than 10% in 2013. Recognizing that traditional perimeter-based threat protection solutions are not sufficient to protect against today’s advanced cyber threats, enterprises are investing in security solutions within the datacenter to protect the inside of their networks. According to a 2012 report by IDC, worldwide spending on datacenter security solutions was $10.7 billion in 2011 and is expected to grow to $16.5 billion by 2016, representing a compound annual growth rate of 9.3%.

We believe that privileged account security is a new, critical layer of security that is benefitting from this transition. Privileged accounts represent one of the most vulnerable aspects of an organization’s IT infrastructure and exist in nearly every connected device, server, hypervisor, operating system, database, application and industrial control system throughout on-premise and cloud-based datacenters. As a result, we believe that an increasing portion of the IT security budget, and specifically the datacenter security spend, will be allocated for privileged account security solutions.

Our Competitive Strengths

Our mission is to protect the heart of the enterprise from advanced cyber attacks. We have established a leadership position in protecting high-value data and critical IT assets by securing privileged accounts, and have several key competitive strengths including:

•	Trusted expert in privileged account security. We are a recognized brand name and a leader in privileged account security, protecting organizations worldwide against external threats that have already penetrated the perimeter, as well as threats that originate from within the perimeter by malicious or careless insiders. We have more than a decade of experience working with nearly 1,500 enterprises and government organizations, which we believe provides us with a competitive advantage in research, detection and remediation of privileged account security issues. This helps to ensure our products will continue to meet the continuously evolving business, security and operational requirements of the market.

•	Technology leader driven by vision and focus on innovation. Our history of innovation is the cornerstone of our technology leadership. We pioneered Digital Vault technology, which is the foundation of our platform. In the following years, we introduced patented technology for application identity management, secure connectivity for remote vendors, integrated privileged activity monitoring, private and public cloud privileged account management and privileged threat analytics. We believe our commitment to continuous innovation through our culture and processes will continue to drive our market leadership over time.

•	Global reach driven by direct and indirect sales organization. We have a broadly dispersed global hybrid sales channel as evidenced by our existing customer implementations in 65 countries. Our local presence in more than 20 countries and our broad network of over 200 channel and technology alliance partners worldwide underpins our product and brand success, and provides us with significant opportunities to grow our customer base while helping our current customers solve a greater portion of their security challenges.

•	Strong management team with significant IT security expertise. We have a highly talented management team, combining both public and private company experience and a demonstrated ability to effectively scale businesses. Our strong research and development organization has significant IT security expertise from past experience in leading IT security companies and Israel’s military technology units. We believe that our management team and engineering talent position us to continue to provide thought leadership and drive product innovation. We conduct our research and development activities in Israel, which we believe will continue to provide us with access to high quality engineering talent.

•	Corporate culture committed to our customers’ success. Our culture reflects our employees’ passion for our mission and focus on protecting our customers and which we believe is a key ingredient of our success. Our commitment to our customers’ success is ingrained in our business strategy and is brought to life through constant customer interactions, employee functions and our engaging annual customer conferences attended by hundreds of customers and channel partners.

Our Growth Strategy

Our goal is to be the global leader in IT security solutions that protect organizations from cyber attacks that have made their way inside the network perimeter to strike at the heart of the enterprise. The key elements of our strategy to extend our global leadership include:

•	Continue to innovate and enhance our solution. We intend to continue to innovate and develop new products and enhancements to existing products to strengthen our leadership position. For example, we introduced our Privileged Threat Analytics product in December 2013 to enable our customers to profile and analyze individual privileged user behavior and create prioritized alerts when abnormal activity is detected. We also plan to continue our investment in advanced threat research to prevent attacks through emerging threat vectors, such as in privileged accounts for cloud environments and industrial control systems. We will also continue to engage with our customers to identify needs and opportunities that will enhance our future product development.

•	Grow our customer base. We operate in a large, growing market and there are substantial opportunities to grow our customer base. We plan to leverage our strong global footprint across industry verticals, such as in financial services, pharmaceuticals, energy and utilities, telecommunications, retail, manufacturing and government, among others, to further expand our market reach. To drive the acquisition of new customers, we plan to grow our direct sales team, expand our channel partnerships and enhance our marketing efforts. In the future, we also plan to increasingly market our solution to middle-market organizations.

•	Further penetrate our existing customer base. Our existing base of nearly 1,500 global customers provides a significant opportunity to drive incremental sales. Our platform provides our customers flexibility to deploy one or more of our products initially for a single use case and then expand over time to address more use cases as customer requirements expand. We therefore have a significant opportunity to expand by helping existing customers identify and address gaps in their privileged account security strategy. This opportunity results in the potential for upsells of additional products to address more use cases or incremental licenses of existing products to deploy throughout a customer’s infrastructure. We plan to pursue this strategy by further expanding our customer success team that is dedicated to ensuring the satisfaction and increased deployment of our products.

•	Continue to expand our global presence by leveraging systems integrators and distribution partnerships. We believe there is a substantial opportunity to continue expanding our business globally as awareness of the need for privileged account security increases. Our channel partners, including systems integrators, distributors and value-added resellers, are a critical part of this expansion opportunity, especially in key emerging markets, such as those throughout Latin America, Eastern Europe and the Asia Pacific Region. In 2013, approximately 50% of our revenues were generated from sales through our channel partners. In addition to adding new channel partners, we intend to strengthen existing channel partner relationships to drive greater sales of our products.

•	Selectively pursue strategic transactions. We may explore and pursue selective acquisitions to complement our product offerings, expand the functionality of our solution, acquire technology or talent, or bolster our leadership position by gaining access to new customers or markets.

Our Products

Our products secure organizations’ high-value data and critical IT assets by providing proactive protection against external and internal cyber threats and enabling real-time detection and neutralization of attacks.

Privileged Account Security Solution

Our comprehensive, purpose-built Privileged Account Security Solution provides our customers a set of products that enable them to secure, manage and monitor privileged account access and activities. Our Privileged Account Security Solution consists of our Enterprise Password Vault, Privileged Session Manager, Application Identity Manager, On-Demand Privileged Manager and Privileged Threat Analytics. These products share a common technology platform that includes our Digital Vault, Master Policy Engine and Discovery Engine, and integrates out of the box with over 100 types of IT assets in the datacenter or the cloud.

Enterprise Password Vault. Our Enterprise Password Vault provides customers with a powerful tool to manage and protect all privileged accounts across an entire organization, including physical, virtual or cloud-based assets. Customers can control how often to require scheduled password changes for different privileged accounts or grant passwords solely for one-time use based on operational needs and regulatory requirements. This automated process reduces the time-consuming and error-prone task of manually tracking and updating privileged credentials thereby enhancing system security and facilitating observance of audit and compliance standards.

Privileged Session Manager. Our Privileged Session Manager protects IT assets including servers, applications, databases and hypervisors from malware and provides command-level monitoring and recording of all privileged activity. Privileged Session Manager prevents malware on an infected workstation from capturing a privileged credential and spreading to additional assets. It also provides a single point of control, forcing all privileged access to pass through our server, ensuring that all privileged activity is monitored and recorded. The single point of control also allows for real-time viewing of privileged activities, enabling customers to terminate privileged sessions in real-time as a threat is detected. In addition, Privileged Session Manager records complete privileged sessions and stores the recordings in the Digital Vault to prevent tampering. Auditors, forensics team and others are able to view and quickly search through an entire session recording for specific activities. Privileged Session Manager does not impact the privileged account session and can operate entirely in the background, although customers can opt to deter privileged account users from prohibited conduct by alerting users that their sessions are being recorded. We offer customers the choice of licensing Privileged Session Manager based on the number of devices secured or the number of concurrent sessions it monitors. Our Privileged Session Manager and Enterprise Password Vault serve complementary functions and are part of a shared platform. As such, we frequently sell them together.

Application Identity Manager. Our Application Identity Manager addresses the challenges of hard-coded, embedded credentials and cryptographic keys being hijacked and exploited by malicious insiders or external cyber attackers. This is enabled by our proprietary Digital Vault application provider technology, which eliminates the need to store such credentials in applications, scripts or configuration files. Instead, Application Identity Manager allows for secure, programmatic retrieval of needed credentials only at run-time and based on master policy control and monitoring.

On-Demand Privileges Manager. Our On-Demand Privileges Manager allows customers to limit the breadth of access of Unix/Linux administrative accounts and granularly restrict them from performing certain commands and functions. We also offer this product to customers using Windows through software licensed from an outside vendor.

Privileged Threat Analytics. Our Privilege Threat Analytics product, launched in December 2013, uses proprietary algorithms to profile and analyze individual privileged user behavior and creates prioritized alerts when abnormal activity is detected. For example, our product can be used to detect privileged account access at unusual times or access to an abnormal quantity of privileged assets and terminate the session in real time. Privileged Threat Analytics uses historical data collected by our Privileged Account Security Solution and other network data sources to create and maintain a current profile of each privileged user’s behavior. It allows incident response teams to investigate the details that triggered the alert in order to prioritize and respond to the threat. We specialize in analyzing behavior related to privileged user behavior, thus providing vital intelligence on the most critical attack vector. This intelligence can be integrated into an organization’s existing systems and incident response processes enabling a faster response time.

Shared Technology Platform. Our shared technology platform is the foundation of our Privileged Account Security Solution and includes our Digital Vault, Master Policy Engine and Discovery Engine. Our Digital Vault is an encrypted server that only responds to preset vault protocols to ensure security throughout an organization’s network. Our Privileged Account Security Solution’s products use our Digital Vault to safely store, audit and manage passwords, privileged credentials, policy information and privileged account session data. Our Master Policy Engine provides a single, user-friendly interface for customers to set, manage and monitor privileged account security policies across an entire organization in a matter of minutes while allowing for granular level exceptions to meet the organization’s unique operational needs. Our Discovery Engine enables organizations to understand the scope of privileged account risk and helps to ensure that all privileged account activity is accounted for by automatically discovering new privileged accounts or changes to existing accounts. Our platform integrates out of the box with over 100 types of IT assets in the datacenter or the cloud, including leading operating systems, databases, network devices, security appliances, hypervisors, applications, industrial control systems and application servers. Our platform further leverages our proprietary vault protocol technology to enable distributed deployments across global networks for central management and auditing while providing enterprise-wide global coverage.

Sensitive Information Management Solution

Our Sensitive Information Management Solution provides a secure platform through which our customers’ employees can share sensitive files while enabling the customer to monitor who is sharing these files. This allows organizations to isolate, store, share and track sensitive files and documents, such as customer credit card information, human resource records, intellectual property documents and legal information in a secure, internal environment. It also allows organizations to exchange sensitive information securely and efficiently with their business partners, customers, suppliers and subcontractors. Our Sensitive Information Management Solution integrates with an organization’s existing applications and can be deployed on-premise or as a cloud service for faster audit readiness without the need for significant upfront cost.

Our Services

Maintenance and Support

Our customers typically purchase one year or, to a lesser extent, three years, of software maintenance and support in conjunction with their initial purchase of our products. Thereafter, they can renew such maintenance and support for additional one or three-year periods. Our global customer support organization has expertise in our software and how it interacts with complex IT environments. When sales are made to customers directly, we typically also provide any necessary maintenance and support pursuant to a maintenance and support contract directly with the customer. When sales are made through indirect channels, the channel partner typically provides the first and second level support and we provide only the third level support if the issue cannot be resolved by the channel partner.

Our maintenance and support program provides customers the right to software bug repairs, the latest system enhancements and updates on an if and when available basis during the maintenance period, and access to our technical support services. Our technical support services are provided via our online support center, which enables customers to submit new support queries and monitor the status of open and past queries. Our online support system also provides customers with access to our CyberArk Knowledge Base, an online user-driven information repository that provides customers the ability to address their own queries. Additionally, we offer email and telephone support during business hours to customers that purchase a standard support package and 24/7 availability to customers that purchase a premium support package.

Professional Services

Our products are designed for customers to be able to download, install and deploy our software on their own. They are highly configurable and many customers will select either one of our many trained channel partners or our professional services team to provide services. Our professional services team can be contracted to help customers fully plan, install and configure their solution to the needs of each organization’s security and IT environment. Our professional services team provides ongoing consulting services regarding best practices and the proper implementation of our solution to meet the requirements of each customer. Additionally, they teach best practices associated with use of our software through CyberArk University, which offers in-person and WebEx courses globally.

Our Technology

Our comprehensive Privileged Account Security Solution relies on a set of proprietary technologies that provide a high level of security, scalability and reliability. The core technologies included in our solution are as follows:

Secure Digital Vault Technology. Our proprietary Digital Vault technology provides a highly secure, isolated environment, independent of other software, and is engineered with multiple layers of security. Our Digital Vault provides a data encryption mechanism that eliminates the need for encryption key management by the end user, while each object in our Digital Vault is encrypted with its own unique encryption key. To ensure security throughout the network, our Digital Vault communicates within an organization’s network and over the internet through a proprietary and highly protected Vault Protocol, enabling an organization to implement the centrally managed Privileged Account Security Solution with products located in multiple datacenters and geographic locations. Our Digital Vault provides an additional level of protection by preventing the vault administrator from accessing or discovering protected data stored within it. In addition, our Digital Vault database is embedded, isolated and self-managed as part of our Digital Vault software, thereby blocking database administrator access to our Digital Vault database to further eliminate threats. Our Privileged Account Security Solution’s additional products use the highly secured Digital Vault to safely store, audit and manage passwords, privileged credentials, policy information and privileged account session data.

Sophisticated Threat Analytics Algorithms. Our team of cyber experts and development engineers has developed proprietary algorithms that are at the core of our Privileged Threat Analytics product. These algorithms were developed using our deep understanding of cybersecurity and cyber attack techniques, together with over a decade of rich experience in analyzing privileged account activities. Our Privileged Threat Analytics product uses these proprietary algorithms to construct a behavioral profile for privileged users within an organization and continuously updates the profile based on normal changes in behavior. Once a behavioral profile is established, the threat analytics algorithms provide the ability to look for deviations from that profile in order to identify anomalies in user behavior. It then scores each individual anomaly and determines the level of threat based on the correlation of such anomalous events. Alerts with full details of the incident, including the probability of malicious intent, can be raised immediately, allowing an organization’s incident response team to review the potential threat and take action when necessary.

Strong Application Authentication and Credential Management. Our Application Identity Manager product’s architecture allows an organization to eliminate hard-coded application credentials, such as passwords and encryption keys, from applications and scripts. Our secure, proprietary product permits authentication of an application during run-time, based on any combination of the application’s signature, executable path, or IP address, and operating system user. Following application authentication, the authenticated application uses a secure application programming interface, or API, to request privileged account credentials during run-time and, based on the application permissions in our Privileged Account Security Solution, up-to-date credentials are provided to the application. To ensure business continuity, and high availability and performance even within complex and distributed network environments, our advanced product architecture provides a secure local credentials cache on the application server, eliminating the dependency on network availability and traffic during a run-time application credential request. Our proprietary architecture provides even higher value in application server environments, allowing an organization to eliminate application credentials without the need to perform any code changes and without impacting application availability.

Privileged Session Recording and Controls. Our innovative privileged session recording and control mechanisms provide the ability to isolate an organization’s IT systems from end-user desktops, while monitoring and recording the privileged session activities. Our proprietary architecture provides a highly secure, proxy-based solution that does not require agent installation on the target systems and provides a single-access control point to the target systems. The architecture blocks direct communication between an end-user’s desktop and a target system, thus preventing potential malware on the desktop from infiltrating the target system. This architecture further ensures that privileged credentials will remain protected and will not be exposed to the end-user or reach the desktop. Comprehensive recording capabilities provide the ability to record every keystroke and mouse click on the privileged session, and also provide DVR-like recordings with search, locate and alert capabilities.

Our Customers

Our customer base has grown from approximately 800 customers as of December 31, 2010 to nearly 1,500 customers as of December 31, 2013, including over 30% of the Fortune 100 and approximately 15% of the Global 2000. Our customers include leading organizations in a diverse set of industries, including energy and utilities, financial services, healthcare, manufacturing, retail, technology and telecommunications, as well as government agencies.

Our business is not dependent on any particular customer. No customer or channel partner accounted for more than 10% of our revenues in any of the last three years. Our diverse global footprint is evidenced by the fact that in 2013, we generated 52% of our revenues from customers in the Americas, 39% from EMEA and 9% in the Asia Pacific region. Set forth below is a representative list of our customers.

Name	Industry
ANZ Banking Group Limited (Australia)	Financial services
American Electric Power	Energy and utilities
BT Group plc	Telecommunications
ConAgra Foods, Inc.	Retail
Exelon Corporation	Energy and utilities
ING North America Insurance Corporation	Insurance
Humana Inc.	Healthcare and pharmaceuticals
Manulife Financial Corporation	Financial services
Salesforce.com Inc.	Technology
Union Bank, N.A.	Financial services
Vodafone Group plc	Telecommunications

Case Studies

The following case studies are representative examples of how some of our customers in key verticals have selected, deployed and benefited from our solution.

Software Company

Challenge. A global software company needed to address a number of audit findings related to security controls of privileged accounts and strengthen its security after a serious security incident.

Solution and benefits. In 2010, this company selected us to address an initial audit finding in one of its departments. To do so, they licensed our Enterprise Password Vault to implement and manage proactive controls on privileged accounts. That deployment was expanded to other departments within the company to address similar audit issues over the next few years. In 2013, following a serious security incident in an area of its business previously unprotected by our solution, the company selected our solution based on our strong, existing relationship with this customer, our comprehensive Privileged Account Security Solution and their confidence in our experience with complex deployments. The company licensed Application Identity Manager, Privileged Session Manager and Privileged Threat Analytics. Total orders from this customer have now exceeded 140 times the original order in 2010.

Global Pharmaceutical Company

Challenge. A Europe-based global pharmaceutical company needed to improve the security of its core intellectual property, address concerns of third-party access to its data and meet the stringent privileged account audit demands of FDA regulations.

Solution and benefits. This company originally licensed our Sensitive Information Management Solution in 2003. After an evaluation of our solution, this company selected our Privileged Account Security Solution to meet new security and audit demands and to improve the security of their intellectual property. We believe we were selected because of our ability to quickly deploy our solution and our status as a trusted provider of information security solutions. By adopting our solution, this company improved its audit posture by enabling proactive protection of user and application privileged accounts, establishing accountability to specific individuals and vendors, monitoring privileged activity, and detecting suspicious privileged user behavior. Total orders to date from this customer are approximately 13 times total orders in 2003.

Energy Provider

Challenge. A North America-based provider of natural gas and crude oil needed to protect its industrial control systems from cyber threats. This company was particularly concerned about the added risk of using remote third parties to manage and maintain its natural gas and petroleum distribution systems worldwide.

Solution and benefits. In 2013, this company licensed our Enterprise Password Vault and Privileged Session Manager to provide a single, integrated solution that protects privileged user access to the management consoles of the customer’s industrial control systems and monitor and record the details of each privileged session. Our solution enables the company to closely control, monitor and audit the activity of third-party vendors and contractors.

Financial Services Company

Challenge. A North America-based financial services company initiated a comprehensive, high-value asset protection project in response to increasing threats to its IT infrastructure and customer data. In addition to other data protection and monitoring technologies, this company recognized that it was critical to secure privileged account access to its critical systems and data.

Solution and benefits. As part of a “defense in depth” strategy, this company licensed Enterprise Password Vault and Privileged Session Manager in 2012 to protect access to privileged accounts, isolate target assets from malware and monitor privileged activity. We believe this customer’s confidence in our ability to comprehensively address its privileged account security challenges, our architectural approach to session monitoring and isolation and our expertise with privileged account security deployments were key drivers of their decision. Total orders to date from this customer are nearly triple total orders in 2012.

Diversified Infrastructure and Financial Services Firm

Challenge. A diversified infrastructure and financial services firm required proactive controls on privileged user and application credentials to be compliant with Sarbanes-Oxley after an external auditor identified its lack of privileged account security controls as a corporate-wide IT security risk.

Solution and benefits. In 2011, this company licensed our Enterprise Password Vault and On-Demand Privileges Manager to implement controls and manage policies on privileged user credentials and limit the scope of access for privileged users. We believe this company selected our solution to address its compliance and risk concerns because of our unified offering, scalability and performance, global presence and ability to work across traditional and cloud-based assets. Since its initial deployment, this company has expanded its use of our solution and has licensed our Application Identity Manager to dynamically manage privileged application credentials. Total orders to date from this customer are nearly double total orders in 2011.

Sales and Marketing

Sales

We believe that our hybrid sales model, which combines the leverage of high touch, channel sales with the account control of direct sales, has played an important role in the growth of our customer base to date. We maintain a highly trained sales force that is responsible for developing and closing new business the management of relationships with our channel partners and the support and expansion of relationships with existing customers. Our sales organization is organized by geographic regions, including the Americas, the EMEA and the Asia Pacific regions. As of December 31, 2013, our global network of channel partners consisted of over 200 resellers and distributors. Our channel partners generally complement our sales efforts by helping to identify potential sales targets, maintaining relationships with certain customers and introducing new products to existing customers and offering post-sale professional services and technical support. In 2013, we generated approximately 50% of our revenues from direct sales from our field offices located throughout the world. The majority of our sales in the Americas are direct while the substantial majority of our sales in the EMEA and the Asia Pacific regions are through channel partners. We work with many global systems integration partners, such as Hewlett-Packard Company and Wipro Limited, and several leading regional security value added resellers, such as Accuvant, Inc., FishNet Security, Inc. and Conexsys Communications, Ltd.

Our sales cycle varies by size of the customer, the number of products purchased and the complexity of the customer’s IT infrastructure, ranging from several weeks for incremental sales to existing customers to many months for sales to new customers or large deployments. To support our broadly dispersed global channel and customer base, as of December 31, 2013, we had sales personnel in 19 countries. We plan to invest in our sales organization to support both the growth of our channel partners and our direct sales organization.

Marketing

Our marketing strategy is focused on building our brand strength, communicating the benefits of our solution, developing leads and increasing sales to existing customers. We market our software as a solution to stop cyber threats before they have the chance to stop business. We execute our strategy by leveraging a combination of internal marketing professionals and a network of channel partners to communicate the value proposition and differentiation for our product, generating qualified leads for our sales force and channel partners. Our marketing efforts also include public relations in multiple regions and extensive content development available through our recently redesigned website. We are focused on an ongoing thought-leadership campaign to establish ourselves as a leader in the cybersecurity market. Our marketing team is expanding its efforts by investing in analytics-driven lead development, stronger global coordination, quick response to current events and proactive and consistent communication with market analysts.

Research and Development

Continued investment in research and development is critical to our business. Our research and development efforts are focused primarily on improving and enhancing our existing products and services, as well as developing new products, features and functionality. We believe the timely development of new products is essential to maintaining our competitive position. We regularly release new versions of our software which incorporate new features and enhancements to existing ones. We also maintain a dedicated team that researches reported advanced cyber attacks, the attackers’ techniques and methods that lead to new security development initiatives for our products and provide thought-leadership on targeted attack mitigation.

As of December 31, 2013, we had 95 employees focused on research and development. We conduct our research and development activities in Israel and we believe this provides us with access to world class engineering talent. Our research and development expenses were $6.3 million, $7.3 million and $10.4 million in 2011, 2012 and 2013, respectively.

Intellectual Property

We rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality procedures and contractual provisions to protect our technology and the related intellectual property. As of February 28, 2014, we had two issued patents and nine provisional or pending patent applications in the United States. We also had one patent issued and seven applications pending for examination in non-U.S. jurisdictions, and two pending Patent Cooperation Treaty patent applications, all of which are counterparts of our U.S. patent applications. The claims for which we have sought patent protection relate to several elements in our technology, including the Discovery Engine within our Privileged Account Security Solution, Digital Vault, Privileged Session Manager, Application Identity Manager and Privileged Threat Analytics.

We generally enter into confidentiality agreements with our employees, consultants, service providers, resellers and customers and generally limit internal and external access to, and distribution of, our proprietary information and proprietary technology through certain procedural safeguards. These agreements may not effectively prevent unauthorized use or disclosure of our intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our intellectual property or technology.

Our industry is characterized by the existence of a large number of relevant patents and frequent claims and related litigation regarding patent and other intellectual property rights. In particular, leading companies in the security industry have extensive patent portfolios. If we become more successful, we believe that competitors will be more likely to try to develop products that are similar to ours and that may infringe our proprietary rights. It may also be more likely that competitors or third parties will claim that our products infringe their proprietary rights. From time to time, third parties have asserted and may assert their patent, copyright, trademark and other intellectual property rights against us, our channel partners, users or customers, whom our standard license and other agreements obligate us to indemnify against such claims. Successful claims of infringement or misappropriation by a third party could prevent us from distributing certain products or performing certain services or could require us to pay substantial damages (including, for example, treble damages if we are found to have willfully infringed patents and increased statutory damages if we are found to have willfully infringed copyrights), royalties or other fees. Such claims also could require us to cease making, licensing or using solutions that are alleged to infringe or misappropriate the intellectual property of others, or to expend additional development resources to attempt to redesign our products or services or otherwise to develop non-infringing technology; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies or intellectual property rights; and to indemnify our partners or other third parties. Even if third parties may offer a license to their technology, the terms of any offered license may not be acceptable, and the failure to obtain a license or the costs associated with any license could cause our business, results of operations or financial condition to be materially and adversely affected.

Competition

The IT security market in which we operate is characterized by intense competition, constant change and innovation. We believe that none of our competitors offer a fully comprehensive and integrated privileged account security solution; however, we do compete with companies that offer a broad array of IT security products. Our current and potential future competitors include CA, Inc., Dell Inc., International Business Machines Corporation and Oracle Corporation, in the access and identity management market, as well as providers of advanced threat protection solutions such as Hewlett-Packard Company, EMC Corporation, International Business Machines Corporation, FireEye, Inc., Splunk Inc. and Palo Alto Networks, Inc. and other smaller companies that offer products with a more limited range of functionality than our own offerings.

The principal competitive factors in our market include:

•	the breadth and completeness of a security solution;

•	reliability and effectiveness in protecting, detecting and responding to cyber attacks;

•	analytics and accountability at an individual user level;

•	ability of customers to achieve and maintain compliance with compliance standards and audit requirements;

•	strength of sale and marketing efforts, including distribution and channel relationships;

•	global reach and customer base;

•	scalability and ease of integration with an organization’s existing IT infrastructure and security investments;

•	brand awareness and reputation;

•	innovation and thought leadership;

•	quality of customer support;

•	speed at which a solution can be deployed; and

•	price of a solution and cost of maintenance and professional services.

We believe we compete favorably with our competitors on the basis of these factors. However, some of our current and potential future competitors may enjoy potential competitive advantages, such as greater name recognition, longer operating history, larger market share, larger existing user base and greater financial, technical and other resources.

Properties

Our corporate headquarters are located in Petach Tikva, Israel in an office consisting of approximately 38,320 square feet. The lease for this office expires in December 2016. Our U.S. headquarters are located in Newton, Massachusetts in an office consisting of approximately 15,000 feet. The lease for this office expires in July 2021 with the option to extend for two successive five-year periods. We maintain additional sales offices in England, France, Germany and Singapore. We believe that our facilities are sufficient to meet our ongoing needs and that if we require additional space to accommodate our growth we will be able to obtain additional facilities on commercially reasonable terms.

Employees

As of December 31, 2013, we had 317 employees and subcontractors with 151 located in Israel, 103 in the United States, 22 in the United Kingdom and approximately 40 across 18 other countries. The following table shows the breakdown of our global workforce of employees and subcontractors by category of activity as of the dates indicated:

	As of December 31,
	2011	2012	2013
Sales and marketing	67	100	135
Research and development	54	70	95
Services and support	34	47	60
General and administrative	15	22	27

Total	170	239	317

With respect to our Israeli employees, Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee, and requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Our employees have pension plans that comply with the applicable Israeli legal requirements and we make monthly contributions to severance pay funds for all employees, which cover potential severance pay obligations.

None of our employees work under any collective bargaining agreements. Extension orders issued by the Israeli Ministry of Economy (formerly the Israeli Ministry of Industry, Trade and Labor) apply to us and affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation pay, travel expenses, and pension rights. We have never experienced labor-related work stoppages or strikes and believe that our relations with our employees are satisfactory.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are not currently a party to any material litigation. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this prospectus:

Name	Age	Position
Executive Officers
Ehud (Udi) Mokady	45	Chief Executive Officer, President, Founder and Director
Chen Bitan	44	General Manager, EMEA & Asia Pacific
Joshua Siegel	50	Chief Financial Officer
Adam Bosnian	49	Executive Vice President, Americas Sales
Nick Baglin	39	Vice President, EMEA Sales
Dan Dinnar	43	Vice President, Asia Pacific Sales
Roy Adar	42	Vice President, Product Management
John Worrall	55	Chief Marketing Officer
Directors
Gadi Tirosh	47	Chairman of the Board
David Campbell	51	Director
Tom Heiser	52	Director
Yoram Oron	65	Director
Amnon Shoshani	50	Director

(1)	Member of our compensation committee.
(2)	Member of our audit committee.
(3)	Member of our nominating and governance committee.

Executive Officers

Ehud (Udi) Mokady is one of our founders, has served as our President and Chief Executive Officer since 2005 and previously served as our Chief Operating Officer from 1999 to 2005. From 1997 to 1999, Mr. Mokady served as general counsel at Tadiran Spectralink Ltd., a producer of secure wireless communication systems. From 1986 to 1989, Mr. Mokady served in a military intelligence unit in the Israel Defense Forces. Mr. Mokady holds a Bachelor of Laws (LL.B.) from Hebrew University in Jerusalem, Israel and a Master of Science Management (MSM) from Boston University in Massachusetts.

Chen Bitan has served as our General Manager of EMEA & Asia Pacific since 2005 and as Head of Research & Development since 1999. From March 1998 to April 1999, Mr. Bitan worked as Project Manager for Amdocs Software Ltd., leading the development of billing and customer care systems for telecommunications providers. From 1995 to 1998, he worked for Magic Software Ltd. as Research and Development Group Manager leading the development of their 4GL products for the Asia Pacific market. From 1988 to 1995, Mr. Bitan led the programming education department as Department Manager at the Israel Defense Forces (IDF) Computer Studies Academy (Mamram). Mr. Bitan holds a Bachelor of Science in computer science and political science from Bar-Ilan University in Ramat-Gan, Israel.

Joshua Siegel has served as our Chief Financial Officer since May 2011. Prior to joining CyberArk, Mr. Siegel served as Chief Financial Officer for Voltaire Ltd., a provider of InfiniBand and Ethernet connectivity solutions, from December 2005 to February 2011, and as Director of Finance and then Vice President of Finance from April 2002 to December 2005. From 2000 to 2002, he was Vice President of Finance at KereniX Networks Ltd., a terabit routing and transport system company. From 1995 to 2000, Mr. Siegel served in various positions at Lucent Technologies Networks Ltd. (formerly Lannet Ltd.). From 1990 to 1995, he served in various positions at SLM Corporation (Sallie Mae—Student Loan Marketing Association). Mr. Siegel holds a Bachelor of Arts in economics and a Master of Business Administration (MBA) with a concentration in finance from the University of Michigan in Ann Arbor.

Adam Bosnian has served as our Executive Vice President of Americas Sales since 2010. Prior to assuming his present position, Mr. Bosnian served as our Vice President of Products, Strategy and Sales from June 2005 to 2010. From April 2004 to May 2005, Mr. Bosnian led Pulse Technology, an IT service company, where he was the company’s founder. From 2000 to 2003, he served as Co-General Manager and Vice President of Sales and Marketing at Elron Software Inc. Prior to that, Mr. Bosnian served in a range of sales and marketing executive roles at InterSense Incorporated from 1999 to 2000, Spacetec Corporation from 1993 to 1998 and New Media Graphics Corporation from 1988 to 1993. Mr. Bosnian holds a Bachelor of Science in electrical engineering from Worcester Polytechnic Institute in Massachusetts.

Nick Baglin has served as our Vice President of EMEA Sales since May 2012. Prior to joining CyberArk, Mr. Baglin worked for HP Enterprise Security Services, as EMEA General Manager and Global Sales Director from May 2011 to May 2012 and as Global Sales Director from December 2010 to May 2011. From January 2001 to December 2010, he worked for Vistorm Ltd., a provider of information assurance and managed security services, in various positions, including Director of Sales. Mr. Baglin holds a Bachelor of Science from the Manchester Metropolitan University in the United Kingdom.

Dan Dinnar has served as our Vice President of Asia Pacific Sales since August 2005 and was our Director of Sales in the Americas from 2002 to 2005. From 1999 to 2002, Mr. Dinnar served as Director of Sales at ProActivity, Inc., a business process re-engineering company. He holds a Bachelor of Arts in economics and business from the Technion—Israel Institute of Technology in Haifa, Israel.

Roy Adar has served as our Vice President of Product Management since January 2006. Prior to joining CyberArk, Mr. Adar held the position of Product Manager at NICE Systems Ltd., an Israeli software company, from 2002 through 2005. From 1997 to 2001, he worked at Integrity Systems, Inc., a technology support company, in several roles, including product development group manager and senior IT consultant. Mr. Adar holds an MBA from the Kellogg School of Management at Northwestern University in Illinois and a Bachelor of Arts in computer science from Open University in Tel Aviv, Israel.

John Worrall has served as our Chief Marketing Officer since December 2012. From May 2011 to December 2012, Mr. Worrall served as the Executive Vice President for CounterTack, Inc., a threat detection solutions company. From May 2010 to June 2011, Mr. Worrall was the Chief Marketing Officer for ActivIdentity, a cybersecurity group of HID Global Corporation, an enterprise security company. From January 2010 to April 2010, he carried out independent consulting projects. From November 1997 to August 2008, Mr. Worrall worked in various positions at RSA Security, Inc., including serving as Vice President and General Manager from January 2007 to August 2008, as Senior Vice President in Marketing from October 2005 to December 2006 and as Vice President of Global Marketing from January 2002 to September 2005. Mr. Worrall holds a Bachelor of Arts in economics from St. Lawrence University in New York.

Directors

Gadi Tirosh has served as a member of our board of directors since June 2011 and as chairman of the board since July 2013. Since 2005, Mr. Tirosh has served as General Partner at Jerusalem Venture Partners, an Israeli venture capital firm. From 1999 to 2005, he served as Corporate Vice President of Product Marketing and as a member of the executive committee for NDS Group Ltd. (later acquired by Cisco Systems, Inc.). Mr. Tirosh holds a Bachelor of Science in computer science and mathematics and an Executive MBA from the Hebrew University in Jerusalem, Israel.

David Campbell has served a member of our board of directors since 2011. Mr. Campbell joined the Goldman Sachs’ Merchant Banking Division in 2004, where he currently serves as a Managing Director. Prior to this he held senior roles within Goldman Sachs’ Technology Group, including being elected to Technology Fellow in 2002. Additionally, Mr. Campbell serves on a number of technology company boards, including Applied Predictive Technologies Inc., AppSense Inc., BackOffice Associates, LLC, MetricStream Inc., SilverSky Inc., Spiceworks Inc., and uTest Inc. Mr. Campbell received a Bachelor of Science in electrical engineering and a Bachelor of Arts from the University of Queensland in Australia.

Tom Heiser has served as a member of our board of directors since December 2012. Since July 2013, Mr. Heiser has served as Executive Vice President responsible for Cloud Strategy and Execution at EMC Corporation, an IT storage, hardware solutions and cloud computing company. Mr. Heiser has had an extensive career with EMC Corporation, most recently in its RSA Security division, including serving as division’s President from February 2011 to July 2013, as its Senior Vice President of Global Customer Operations from July 2008 to April 2010, and as its COO from April 2010 to February 2011. Prior to his involvement with the RSA Security division, Mr. Heiser served in various leadership positions throughout EMC since joining the company in 1984. Mr. Heiser holds a Bachelor of Science in business administration from the University of Massachusetts.

Yoram Oron has served as a member of our board of directors since August 2010. Since 1996, Mr. Oron has served as a Managing Partner at Vertex Venture Capital, a venture capital firm investing in Israeli technology companies, which he founded in 1996. From 1992 to 1996, Mr. Oron served as President and Chief Executive Officer of Aryt Industries, Ltd., a holding company with interests in the defense and communication sectors. From 1989 to 1992, Mr. Oron served as Vice-President of Geotek Communications, Inc., a provider of mobile communication services, and Chairman of Telegate Communications. Mr. Oron holds a Bachelor of Science in electrical engineering from the Technion—Israel Institute of Technology in Haifa, Israel and a Master of Business Administration (MBA) from Tel-Aviv University in Israel.

Amnon Shoshani has served as a member of our board of directors since November 2009. Since February 1995, Mr. Shoshani has served as the Founder and Managing Partner of Cabaret Holdings Ltd. and, since March 1999, he has also served as Managing Partner of Cabaret Security Ltd. and the Cabaret-ArbaOne ventures activities where he had a lead role in managing the groups’ portfolio companies. From 1994 to April 2005, Mr. Shoshani owned a Tel-Aviv boutique law firm engaged in entrepreneurship, traditional industries and high tech, which he founded. Mr. Shoshani holds an LL.B. from Tel Aviv University in Israel.

Corporate Governance Practices

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares are publicly traded, including companies with shares listed on the             , are considered public companies under Israeli law and are required to comply with various corporate governance requirements under Israeli law relating to matters such as external directors, the audit committee, the compensation committee and an internal auditor. This is the case even if our shares are not listed on a stock exchange in Israel. These requirements are in addition to the corporate governance requirements imposed by the listing requirements of the              and other applicable provisions of U.S. securities laws to which we will become subject (as a foreign private issuer) upon the closing of this offering and the listing of our ordinary shares on the             . Under the listing requirements of the             , a foreign private issuer, such as us, may generally follow its home country rules of corporate governance in lieu of the comparable requirements of the listing requirements of the             , except for certain matters including (among others) the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the SEC.

We currently intend to rely on this “home country practice exemption” solely with respect to the quorum requirement for shareholder meetings. As permitted under the Israeli Companies Law, pursuant to our articles of association to be effective upon the closing of this offering, the quorum required for an ordinary meeting of shareholders will consist of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Israeli Companies Law, who hold at least 25% of the voting power of our shares (and in an adjourned meeting, with some exceptions, any number of shareholders), instead of 33 1⁄3% of the issued share capital required under the              corporate governance rules. We otherwise intend to comply with the rules generally applicable to U.S. domestic companies listed on the             . We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other              corporate governance rules.

Board of Directors

Under the Israeli Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are also appointed by our board of directors, and are subject to the terms of any applicable employment agreements that we may enter into with them.

We comply with the rule of the              that a majority of our directors be independent. Our board of directors has determined that all of our directors, other than our Chief Executive Officer, are independent under such rules. The definition of independent director under              rules and external director under the Israeli Companies Law overlap to some extent such that we would generally expect the two directors serving as external directors to satisfy the requirements to be independent under              rules. The definition of external director includes a set of statutory criteria that must be satisfied, including criteria whose aim is to ensure that there be no factor which would impair the ability of the external director to exercise independent judgment. The definition of independent director specifies similar, although less stringent, requirements in addition to the requirement that the board consider any factor which would impair the ability of the independent director to exercise independent judgment. In addition, both external directors and independent directors serve for a period of three years; external directors pursuant to the requirements of the Israeli Companies Law and independent directors pursuant to the staggered board provisions of our articles of association. However, external directors must be elected by a special majority of shareholders while independent directors may be elected by an ordinary majority. See “—External Directors” for a description of the requirements under the Israeli Companies Law for a director to serve as an external director.

Under our articles of association, which will be effective upon the closing of this offering, our board of directors must consist of at least five and not more than 11 directors, including at least two external directors required to be appointed under the Israeli Companies Law. At any time, the minimum number of directors may not fall below five. Our board of directors will consist of          directors upon the closing of this offering, including two new directors, who are our two external directors. The appointment of the external directors is subject to ratification at a meeting of our shareholders to be held no later than three months following the closing of this offering. Other than external directors, for whom special election requirements apply under the Israeli Companies Law, as detailed below, our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from 2015 and after, each year the term of office of only one class of directors will expire. Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless they are removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Israeli Companies Law and our articles of association.

Our directors will be divided among the three classes as follows:

•	the Class I directors will be , and , and their terms will expire at the annual general meeting of shareholders to be held in 2015;

•	the Class II directors, will be , and , and their terms will expire at our annual meeting of shareholders to be held in 2016; and

•	the Class III directors will be and , and their terms will expire at our annual meeting of shareholders to be held in 2017.

In addition, our articles of association allow our board of directors to appoint directors, create new directorships or fill vacancies on our board of directors, for a term of office equal to the remaining period of the term of office of the director(s) whose office(s) have been vacated. External directors are elected for an initial term of three years and may be elected for up to two additional three-year terms under the circumstances described below. External directors may be removed from office only under the limited circumstances set forth in the Israeli Companies Law. See “—External Directors” below.

Under the Israeli Companies Law and our articles of association, nominations for directors may be made by any shareholder holding at least one percent of our outstanding voting power. However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been given to our Secretary (or, if we have no Secretary, our Chief Executive Officer). Any such notice must include certain information, the consent of the proposed director nominee(s) to serve as our director(s) if elected and a declaration signed by the nominee(s) declaring that there is no limitation under the Israeli Companies Law preventing their election and that all of the information that is required to be provided to us in connection with such election under the Israeli Companies Law and under our articles of association has been provided.

Under the Israeli Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. See “—External Directors.” In determining the number of directors required to have such expertise, a board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of our Company who are required to have accounting and financial expertise is one.

External Directors

Under the Israeli Companies Law, we are required to include at least two members who qualify as external directors, and              and              have agreed to serve as our external directors, subject to ratification at a meeting of our shareholders to be held no later than three months following the closing of this offering.

The provisions of the Israeli Companies Law set forth special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting at a shareholders meeting, provided that either:

•	such majority includes at least a majority of the shares held by all shareholders who are non-controlling shareholders and do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, to which we refer as a disinterested majority; or

•	the total number of shares voted by non-controlling shareholders and by shareholders who do not have a personal interest in the election of the external director against the election of the external director does not exceed 2% of the aggregate voting rights in the company.

The term controlling shareholder is defined in the Israeli Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. With respect to certain matters, a controlling shareholder is deemed to include a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company. We expect that following this offering, Jerusalem Venture Partners, which prior to this offering beneficially owns 46.3% of our shares, will be a controlling shareholder, although this status may change in the future.

The initial term of an external director is three years. Thereafter, an external director may be reelected by shareholders to serve in that capacity for up to two additional three-year terms, provided that either:

•	his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company, provided that the external director recommended for reelection is not (i) the recommending shareholder himself or herself or (ii) a significant (5%) shareholder (a) that is himself, herself or itself, (b) that is its controlling shareholder or (c) that is under common control with an entity, that either carries out business with the company or is in competition with the company; or

•	his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same majority required for the initial election of an external director (as described above).

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the             , may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described above). Prior to the approval of the reelection of the external director at a general shareholders meeting, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

External directors may be removed from office by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for appointment, or violating their duty of loyalty to the company. If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, then the board of directors is required under the Israeli Companies Law to call a shareholders’ meeting as soon as practicable to appoint a replacement external director.

Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors and an external director must serve as the chair thereof. Under the Israeli Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the Israeli Companies Law and the regulations promulgated thereunder. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term subject to certain exceptions.

The Israeli Companies Law provides that a person is not qualified to serve as an external director if (i) the person is a relative of a controlling shareholder of the company, or (ii) if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subordinate, or any entity under the person’s control, has or had, during the two years preceding the date of appointment as an external director: (a) any affiliation or other disqualifying relationship with the company, with any person or entity controlling the company or a relative of such person, or with any entity controlled by or under common control with the company; or (b) in the case of a company with no shareholder holding 25% or more of its voting rights, had at the date of appointment as an external director, any affiliation or other disqualifying relationship with a person then serving as chairman of the board or chief executive officer, a holder of 5% or more of the issued share capital or voting power in the company or the most senior financial officer.

The term relative is defined as a spouse, sibling, parent, grandparent or descendant; spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons.

The term affiliation and the similar types of disqualifying relationships include (subject to certain exceptions):

•	an employment relationship;

•	a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);

•	control; and

•	service as an office holder, excluding service as a director in a private company prior to the initial public offering of its shares if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “office holder” is defined under the Israeli Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager.

In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage for his or her service as an external director, other than as permitted by the Israeli Companies Law and the regulations promulgated thereunder.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement as an office holder or director of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child and for one year with respect to other relatives of the former external director.

If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

According to regulations promulgated under the Israeli Companies Law, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise (each, as defined below). In addition, at least one of the external directors must be determined by our board of directors to have accounting and financial expertise. However, if at least one of our other directors (i) meets the independence requirements under the Exchange Act, (ii) meets the standards of the              listing requirements for membership on the audit committee and (iii) has accounting and financial expertise as defined under Israeli Companies law, then neither of our external directors is required to possess accounting and financial expertise as long as each possesses the requisite professional qualifications.

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses an expertise in, and an understanding of, financial and accounting matters and financial statements, such that he or she is able to understand the financial statements of the company and initiate a discussion about the presentation of financial data. A director is deemed to have professional qualifications if he or she has any of (i) an academic degree in economics, business management, accounting, law or public administration, (ii) an academic degree or has completed another form of higher education in the primary field of business of the company or in a field which is relevant to his/her position in the company, or (iii) at least five years of experience serving in one of the following capacities, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a significant volume of business; (b) a senior position in the company’s primary field of business; or (c) a senior position in public administration or service. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

Our board of directors has determined that              has accounting and financial expertise and possesses professional qualifications as required under the Israeli Companies Law.

Audit Committee

Following the listing of our ordinary shares on the             , our audit committee will consist of             , along with our two external directors,             and            .              will serve as the Chairman of the audit committee.

Israeli Companies Law Requirements

Under the Israeli Companies Law, we are required to appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors and one of whom must serve as chairman of the committee. The audit committee may not include the chairman of the board, a controlling shareholder of the company or a relative of a controlling shareholder, a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder or a director who derives most of his or her income from a controlling shareholder.

In addition, under the Israeli Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors. In general, an “unaffiliated director” under the Israeli Companies Law is defined as either an external director or as a director who meets the following criteria:

•	he or she meets the qualifications for being appointed as an external director, except for (i) the requirement that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel) and (ii) the requirement for accounting and financial expertise or professional qualifications; and

•	he or she has not served as a director of the company for a period exceeding nine consecutive years. For this purpose, a break of less than two years in the service shall not be deemed to interrupt the continuation of the service.

Listing Requirements

Under the              corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the Securities and Exchange Commission and the              corporate governance rules. Our board of directors has determined that              is an audit committee financial expert as defined by the Securities and Exchange Commission rules and has the requisite financial experience as defined by the              corporate governance rules.

Each of the members of the audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act of 1934, which is different from the general test for independence of board and committee members.

Audit Committee Role

Our board of directors has adopted an audit committee charter to be effective upon the listing of our shares on the              that will set forth the responsibilities of the audit committee consistent with the rules of the SEC and the listing requirements of the              , as well as the requirements for such committee under the Israeli Companies Law, including the following:

•	oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;

•	recommending the engagement or termination of the person filling the office of our internal auditor; and

•	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors.

Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management.

Under the Israeli Companies Law, our audit committee is responsible for:

•	determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices;

•	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Israeli Companies Law) (see “—Approval of Related Party Transactions under Israeli Law”);

•	determining standards and policies for determining whether a transaction with a controlling shareholder or a transaction in which a controlling shareholder has a personal interest is deemed insignificant and the approval requirements for significant transactions (including, potentially, the approval of the audit committee);

•	where the board of directors approves the working plan of the internal auditor, to examine such working plan before its submission to the board of directors and proposing amendments thereto;

•	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

•	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and

•	establishing procedures for the handling of employees’ complaints as to the deficiencies in the management of our business and the protection to be provided to such employees.

Our audit committee may not approve any actions requiring its approval (see “—Approval of Related Party Transactions under Israeli Law”), unless at the time of the approval a majority of the committee’s members are present, which majority consists of unaffiliated directors including at least one external director.

Compensation Committee

Following the listing of our ordinary shares on the            , our compensation committee will consist of              ,              and             .              will serve as the Chairman of the compensation committee.

Israeli Companies Law Requirements

Under the Israeli Companies Law, the board of directors of a public company must appoint a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of, and include the chairman of, the compensation committee. However, subject to certain exceptions, Israeli companies whose securities are traded on stock exchanges such as              , and who do not have a controlling shareholder, do not have to meet this majority requirement; provided, however, that the compensation committee meets other Israeli Companies Law composition requirements, as well as the requirements of the jurisdiction where the company’s securities are traded. We expect that following this offering, Jerusalem Venture Partners, which prior to this offering is a 46.3% beneficial owner of our shares, will be a controlling shareholder, although this status may change in the future. Each compensation committee member that is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Israeli Companies Law restrictions as the audit committee as to who may not be a member of the committee.

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and will need to be brought for approval by the company’s shareholders, which approval requires a Special Approval for Compensation (as defined below under “—Approval of Related Party Transactions under Israeli Law—Fiduciary Duties of Directors and Executive Officers”). We will be required to adopt a compensation policy within nine months following our listing on the             .

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment, obligation of payment or other benefit in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business plan and its long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must include certain principles, such as: a link between variable compensation and long-term performance and measurable criteria; the relationship between variable and fixed compensation; and the minimum holding or vesting period for variable, equity-based compensation.

The compensation committee is responsible for (a) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by our shareholders) and (b) duties related to the compensation policy and to the compensation of a company’s office holders as well as functions previously fulfilled by a company’s audit committee with respect to matters related to approval of the terms of engagement of office holders, including:

•	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

•	recommending to the board of directors periodic updates to the compensation policy;

•	assessing implementation of the compensation policy;

•	determining whether the compensation terms of the chief executive officer of the company need not be brought to approval of the shareholders;

•	approving compensation terms of executive officers, directors and employees affiliated with controlling shareholders; and

•	exempting certain compensation arrangements from the requirement to obtain shareholder approval under the Israeli Companies Law.

Listing Requirements

Under              corporate governance rules, we are required to maintain a compensation committee consisting of at least two independent directors. Each of the members of the compensation committee is required to be independent under              rules relating to compensation committee members, which are different from the general test for independence of board and committee members. Each of the members of our compensation committee satisfies those requirements.

Compensation Committee Role

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which include:

•	the responsibilities set forth in the compensation policy;

•	reviewing and approving the granting of options and other incentive awards to the extent such authority is delegated by our board of directors; and

•	reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

Nominating and Governance Committee

Following the listing of our ordinary shares on the              , our nominating and governance committee will consist of              ,              and             .              will serve as the Chairman of the nominating and governance committee. Our board of directors has adopted a nominating and governance committee charter to be effective upon the listing of our shares on the              that will set forth the responsibilities of the nominating and governance committee, which include:

•	overseeing and assisting our board in reviewing and recommending nominees for election as directors;

•	assessing the performance of the members of our board; and

•	establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to our company.

Compensation of Directors

Under the Israeli Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Israeli Companies Law, the approval of the shareholders at a general meeting. Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply, as described below under “Disclosure of Personal Interests of a Controlling Shareholder and Approval of Certain Transactions.”

The directors are also entitled to be paid reasonable travel, hotel and other expenses expended by them in attending board meetings and performing their functions as directors of the company, all of which is to be determined by the board of directors.

External directors are entitled to remuneration subject to the provisions and limitations set forth in the regulations promulgated under the Israeli Companies Law.

For additional information, see “—Compensation of Officers and Directors.”

Internal Auditor

Under the Israeli Companies Law, the board of directors of an Israeli public company must appoint an internal auditor recommended by the audit committee. An internal auditor may not be:

•	a person (or a relative of a person) who holds more than 5% of the company’s outstanding shares or voting rights;

•	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;

•	an office holder (including a director) of the company (or a relative thereof); or

•	a member of the company’s independent accounting firm, or anyone on his or her behalf.

The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. The audit committee is required to oversee the activities and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. We intend to appoint an internal auditor following the closing of this offering.

Approval of Related Party Transactions Under Israeli Law

Fiduciary Duties of Directors and Executive Officers

The Israeli Companies Law codifies the fiduciary duties that office holders owe to a company. Each person listed in the table under “Management—Executive Officers and Directors” is an office holder under the Israeli Companies Law.

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty requires that an office holder act in good faith and in the best interests of the company.

The duty of care includes a duty to use reasonable means to obtain:

•	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

•	all other important information pertaining to any such action.

The duty of loyalty includes a duty to:

•	refrain from any conflict of interest between the performance of his or her duties to the company and his or her duties or personal affairs;

•	refrain from exploiting any business opportunity of the company in order to receive a personal gain for himself or herself or others; and

•	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Israeli Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may be aware of and all related material information or documents concerning any existing or proposed transaction with the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of such person’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one’s ownership of shares in the company. A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to his or her vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter. An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction. Under the Israeli Companies Law, an extraordinary transaction is defined as any of the following:

•	a transaction other than in the ordinary course of business;

•	a transaction that is not on market terms; or

•	a transaction that may have a material impact on a company’s profitability, assets or liabilities.

If it is determined that an office holder has a personal interest in a transaction, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval. Further, so long as an office holder has disclosed his or her personal interest in a transaction, the board of directors may approve an action by the office holder that would otherwise be deemed a breach of duty of loyalty. However, a company may not approve a transaction or action that is not in the best interests of the company or that is not performed by the office holder in good faith. An extraordinary transaction in which an office holder has a personal interest requires approval first by the company’s audit committee and subsequently by the board of directors. The compensation of, or an undertaking to indemnify or insure, an office holder who is not a director requires approval first by the company’s compensation committee, then by the company’s board of directors, and, if such compensation arrangement or an undertaking to indemnify or insure is inconsistent with the company’s stated compensation policy or if the office holder is the Chief Executive Officer (apart from a number of specific exceptions), then such arrangement is subject to the approval of a majority vote of the shares present and voting at a shareholders meeting, provided that either: (a) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement; or (b) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights. We refer to this as the Special Approval for Compensation. Arrangements regarding the compensation, indemnification or insurance of a director require the approval of the compensation committee, board of directors and shareholders by ordinary majority, in that order, and under certain circumstances, a Special Approval for Compensation.

Generally, a person who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at such a meeting or vote on that matter unless the chairman of the relevant committee or board of directors (as applicable) determines that he or she should be present in order to present the transaction that is subject to approval. If a majority of the members of the audit committee or the board of directors (as applicable) has a personal interest in the approval of a transaction, then all directors may participate in discussions of the audit committee or the board of directors (as applicable) on such transaction and the voting on approval thereof, but shareholder approval is also required for such transaction.

Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions

Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated. The approval of the audit committee, the board of directors and the shareholders of the company, in that order is required for (a) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, (b) the engagement with a controlling shareholder or his or her relative, directly or indirectly, for the provision of services to the company, (c) the terms of engagement and compensation of a controlling shareholder or his or her relative who is not an office holder or (d) the employment of a controlling shareholder or his or her relative by the company, other than as an office holder. In addition, the shareholder approval requires one of the following, which we refer to as a Special Majority:

•	at least a majority of the shares held by all shareholders who do not have a personal interest in the transaction and who are present and voting at the meeting approves the transaction, excluding abstentions; or

•	the shares voted against the transaction by shareholders who have no personal interest in the transaction and who are present and voting at the meeting do not exceed 2% of the voting rights in the company.

To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years, unless, with respect to certain transactions, the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto.

Arrangements regarding the compensation, indemnification or insurance of a controlling shareholder in his or her capacity as an office holder require the approval of the compensation committee, board of directors and shareholders, in that order, by a Special Majority and the terms thereof may not be inconsistent with the company’s stated compensation policy.

Pursuant to regulations promulgated under the Israeli Companies Law, certain transactions with a controlling shareholder or his or her relative, or with directors, that would otherwise require approval of a company’s shareholders may be exempt from shareholder approval upon certain determinations of the audit committee and board of directors. Under these regulations, a shareholder holding at least 1% of the issued share capital of the company may require, within 14 days of the publication of such determinations, that despite such determinations by the audit committee and the board of directors, such transaction will require shareholder approval under the same majority requirements that would otherwise apply to such transactions.

Shareholder Duties

Pursuant to the Israeli Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

•	an amendment to the company’s articles of association;

•	an increase of the company’s authorized share capital;

•	a merger; or

•	the approval of related party transactions and acts of office holders that require shareholder approval.

In addition, a shareholder also has a general duty to refrain from discriminating against other shareholders.

In addition, certain shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that he or she has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or other power towards the company. The Israeli Companies Law does not define the substance of the duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness.

Exculpation, Insurance and Indemnification of Directors and Officers

Under the Israeli Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our articles of association to be effective upon the closing of this offering include such a provision. The company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Israeli Companies Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

•	financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction; and

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

Under the Israeli Companies Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder; and

•	a financial liability imposed on the office holder in favor of a third party.

Under the Israeli Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

•	a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a civil or criminal fine or forfeit levied against the office holder.

Under the Israeli Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders. See “—Approval of Related Party Transactions under Israeli law.”

We have entered into indemnification agreements with our office holders to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by our articles of association, the Israeli Companies Law and the Israeli Securities Law, 5728-1968.

We have obtained directors and officers liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Israeli Companies Law.

Code of Business Conduct and Ethics

We intend to adopt a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of the Code of Business Conduct and Ethics will be posted on our website at www.cyberark.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. Under Item 16B of the SEC’s Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we are required to disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

Compensation of Officers and Directors

The aggregate compensation expensed and share-based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended December 31, 2013 was $3.3 million. This amount includes approximately $0.3 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry.

Employment Agreements With Executive Officers

We have entered into written employment agreements with all of our executive officers. Each of these agreements contains provisions regarding non-competition, confidentiality of information and ownership of inventions. The non-competition provision applies for a period that is generally 12 months following termination of employment. The enforceability of covenants not to compete in Israel and the United States is subject to limitations. In addition, we are required to provide one to six months’ notice prior to terminating the employment of our executive officers, other than in the case of a termination for cause.

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, there are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their service as directors of our company.

Share Option Plans

2011 Share Incentive Plan

Effective Date and Shares Reserved. On July 14, 2011, our Board of Directors adopted, and on December 20, 2011 our shareholders approved, the 2011 Share Incentive Plan, or the 2011 SIP. The 2011 SIP generally allows for the grant of options, restricted shares and other share-based awards to our employees, directors, officers, consultants, advisors and any other person whose services are considered valuable to us or our affiliates. The 2011 SIP is intended to enable us to issue awards under varying tax regimes, including Section 102 and Section 3(i) awards pursuant to the Israeli Income Tax Ordinance and incentive stock options within the meaning of Section 422 of the U.S. Internal Revenue Code. The 2011 SIP provides that the number of shares reserved for the grant of awards under the 2011 SIP will be such number as may be reserved for such purposes by the Board from time to time. Any share underlying an award that is cancelled or terminated or forfeited for any reason without having been exercised will automatically be available for grant under the 2011 SIP. As of December 31, 2013, a total of 2,446,596 options to purchase ordinary shares were outstanding and 165,942 shares were reserved for future grant under the 2011 Plan.

Plan Administration. Either our Board or a committee established by our Board administers the 2011 SIP, and such administrator will determine (i) eligible grantees, (ii) the grant of awards and the terms and provisions of any award agreements, including the number of shares underlying each award, (iii) the time or times at which awards will be granted, (iv) the schedule and conditions on which awards may be exercised, (v) the exercise price of options granted under the 2011 SIP, (vi) the interpretation of the 2011 SIP, (vii) how or whether to prescribe, amend and rescind rules and regulations relating to and for carrying out the 2011 SIP, (viii) the fair market value of our shares, (ix) the tax track (capital gains, ordinary income track or any other track available for the purpose of Section 102 awards), and (x) any other matter which is necessary or desirable for, or incidental to, the administration of the 2011 SIP or any award thereunder. The Board may, at any time, suspend, terminate, modify, or amend the 2011 SIP, whether retroactively or prospectively, however an amendment which requires shareholder approval in order for the 2011 SIP to continue to comply with any applicable law will not be effective unless approved by the requisite vote of shareholders, and no suspension, termination, modification or amendment of the 2011 SIP may adversely affect any award previously granted, without the written consent of the grantees holding a majority of the awards so affected.

Types and Terms and Conditions of Awards. The committee may grant options to purchase our ordinary shares under the 2011 SIP. Each option will be designated in the applicable award agreement as an incentive stock option, non-qualified stock option, Section 102 award (with such designation to include the relevant tax track), Section 3(i) award, or other designations under other regimes. The 2011 SIP generally requires that incentive stock options have an exercise price that is not less than 100% of the fair market value of the shares underlying such options on the grant date. The exercise price of any other options granted will be determined by the committee, though in no event will the exercise price be less than the par value of the shares underlying an option. Unless otherwise stated in the applicable award agreement, options under the 2011 SIP will vest and become exercisable as follows: 25% of the shares covered by an option will vest on the first anniversary of the date on which such option was granted, provided that the grantee remains continuously employed by or in the service of us or any subsidiary or affiliate of ours for that one year, and 6.25% of the shares covered by the option will vest at the end of each subsequent quarter over the course of the following three years, subject to continued employment by or service to us or any subsidiary or affiliate of ours. The exercise period of an option will be 10 years from the date of grant of the option unless otherwise determined by the committee, provided that the period of an Incentive Stock Option granted to a party who at the time of the grant owns shares possessing more than 10% of the total combined voting power of all classes of our shares or of any parent or subsidiary of the company, shall not exceed 5 years from the date of grant. An option generally may not be exercised unless the grantee is then in our employ or service. In the event that the employment or service of a grantee terminates (other than by reason of death, disability or retirement), all options of such grantee that are vested and exercisable at the time of such termination may, unless earlier terminated in accordance with their terms, be exercised within up to 90 days after the date of such termination (or such different period as the committee will prescribe); however if we terminate the grantee’s employment or service for cause (as defined in the 2011 SIP), all options granted to such grantee (whether vested or not) will terminate on the date of such termination unless otherwise determined by the committee. In the event of a grantee’s death during employment or service or within three months following such grantee’s termination, or in the event of a grantee’s termination due to disability, all of the grantee’s vested options may be exercised at any time within one year after such death or disability. In the event of a grantee’s retirement, all of the grantee’s vested options may be exercised at any time within the three month period following such retirement.

Section 102 of the Israeli Income Tax Ordinance allows employees, directors and officers of an Israeli company, who are not controlling shareholders, to receive favorable tax treatment for compensation in the form of shares or options. Section 102 of the Israeli Income Tax Ordinance includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Israeli Income Tax Ordinance, the most favorable tax treatment for grantees, permits the issuance to a trustee under the “capital gain track.” In order to comply with the terms of the capital gain track, all options granted under a specific plan and subject to the provisions of Section 102 of the Israeli Income Tax Ordinance, as well as the shares issued upon exercise of such options and other shares received subsequently following any realization of rights with respect to such options, such as share dividends and share splits, must be registered in the name of a trustee selected by the board of directors and held in trust for the benefit of the relevant grantee. The trustee may not release these options or shares to the holders thereof before the second anniversary of the issuance and deposit of the options with the trustee. However, under such track, we are not allowed to deduct an expense with respect to the issuance of the options or shares.

The 2011 SIP provides that options granted to employees, directors and officers of our Israeli companies who are not controlling shareholders are intended to qualify for special tax treatment under the “capital gain track” provisions of Section 102(b)(2) of the Israeli Income Tax Ordinance. Our non-employee service providers and controlling shareholders may only be granted options under Section 3(i) of the Israeli Income Tax Ordinance, which does not provide for similar tax benefits.

The committee may grant restricted shares under the 2011 SIP. The award agreement for any restricted shares granted will provide the vesting schedule and purchase price, if any, for the restricted shares. If a grantee’s employment terminates for any reason prior to the vesting of such grantee’s restricted shares, any shares that remain subject to vesting will be forfeited by such grantee.

The committee may grant restricted share units, or RSUs, under the 2011 SIP, which are an award covering a number of shares that is settled by issuance of those shares. No payment of cash (other than par value of the shares) will be required as consideration for RSUs, and the RSUS may or may not be subject to vesting.

The committee may grant other awards under the 2011 SIP including shares (which may, but need not, be restricted shares), cash, a combination of cash and shares, awards denominated in share units, share appreciation rights, and/or the opportunity to purchase our shares in connection with any public offerings of our securities.

Adjustment Provisions. In the event of a subdivision of our outstanding share capital, any payment of a share dividend (distribution of bonus shares), a recapitalization, a reorganization (which may include a combination or exchange of shares), a consolidation, a share split, a reverse share split, a spin-off or other corporate divestiture or division, a reclassification or other similar occurrence, the committee will make such adjustments as it deems appropriate in order to adjust (i) the number of shares available for grants of awards, (ii) the number of shares covered by outstanding awards, and (iii) the exercise price per share covered by any award.

In the event of (i) a sale of all or substantially all of our assets; or (ii) a sale (including an exchange) of all or substantially all of our shares, or an acquisition by our shareholder (or our shareholder’s affiliate) of all of our shares held by other shareholders or by other shareholders who are not affiliated with such acquiring party; (iii) a merger, consolidation, amalgamation or like transaction of us with or into another corporation; (iv) a scheme of arrangement for the purpose of effecting such sale, merger or amalgamation; or (v) such other transaction or set of circumstances that is determined by the committee, in its discretion, to be a transaction having a similar effect then, unless otherwise determined by the committee in its sole discretion, any award then outstanding will be assumed or an equivalent award will be substituted by such successor corporation under substantially the same terms as such award. In the event that the awards are not assumed or substituted by an equivalent award, then the committee may (but will not be obligated to), (x) provide for grantees to have the right to exercise their awards or otherwise for the acceleration of vesting of such awards, as to all or part of the shares, including shares covered by the awards which would not otherwise be exercisable or vested, under such terms and conditions as the committee will determine, including the cancellation of all unexercised awards upon closing of the transaction; and/or (y) provide for the cancellation of each outstanding award at the closing of such transaction, and payment to the grantees of an amount in cash as determined by the committee to be fair in the circumstances, and subject to such terms and conditions as determined by the committee. Notwithstanding the foregoing, in the event of such transaction, the committee may determine, in its sole discretion, that upon completion of such transaction, the terms of any award be otherwise amended, modified or terminated, as the committee deems in good faith to be appropriate, and if an option, that the option will confer the right to purchase or receive any other security or asset, or any combination thereof, or that its terms be otherwise amended, modified or terminated.

Miscellaneous Provisions. Awards under the 2011 SIP are not transferable other than by will or by the laws of descent and distribution, unless otherwise determined by the Board or under the 2011 SIP, and generally expire 10 years following the grant date. The 2011 SIP will terminate on the 10th anniversary of the effective date, other than with respect to those awards outstanding under the 2011 SIP at the time of such termination.

2001 Stock Option Plan

Effective Date and Shares Reserved. On March 27, 2001, our Board of Directors adopted, and on March 22, 2002 our shareholders approved, the 2001 Stock Option Plan, as amended March 5, 2003, or the 2001 SOP. The 2001 SOP generally allows for the grant of options to our employees, officers, directors, consultants and advisors of us or our affiliates. The 2001 SOP reserves 5,386,960 shares for issuance under the 2001 SOP and the 2001 Section 102 SOP (as defined below). If an option granted under the 2001 SOP expires or terminates for any reason without having been exercised in full, the unpurchased shares subject to such option will be available for subsequent grants under the 2011 SIP. As of December 31, 2013, a total of 2,095,870 shares remain outstanding under the 2001 SOP and the 2001 Section 102 SOP.

Plan Administration. The 2001 SOP is administered by a committee appointed by the Board. The committee will have full and maximum authority in its discretion to grant, or recommend to the Board, as applicable, the employees to whom options will be granted, to determine or recommend the number of shares to be covered by each option, the time at which each option shall be granted, the terms and conditions of option agreements, the purchase price of each option, the term during which each option may be exercised, and to authorize the share allotment pursuant to the exercise of each option. The Board may at any time amend, alter, suspend or terminate the 2001 SOP in any respect, except that if at any time the approval of our shareholders of the Company is required under the federal tax code, the Board may not effect such modification or amendment without such approval. The termination or any modification or amendment of the 2001 SOP will not, without the consent of a grantee, affect his or her rights under an option previously granted to him or her. With the consent of the affected grantee, the Board or the committee may amend outstanding option agreements in a manner not inconsistent with the 2001 SOP.

Types and Terms and Conditions of Awards. The 2001 SOP provides for the grant of incentive stock options and non-qualified stock options. The terms of such options (including vesting provisions and the treatment of such options upon a grantee’s termination of employment or service or death or disability) are generally set forth in the applicable award agreement, however an incentive stock option may be exercised for at least three months following the cessation of a grantee’s employment (or for one year following a cessation due to the grantee’s death or disability). The 2001 SOP generally requires that incentive stock options have an exercise price that is not less than 100% of the fair market value of the shares underling such option on the grant date. The exercise period of an option is set forth in the applicable option agreement, but will not be more than 10 years from the date of grant of the option, in the case of an incentive stock option.

Adjustment Provisions. If, through or as a result of any merger, consolidation, sale of all or substantially all of our assets, reorganization, recapitalization, reclassification, share dividend, share split, reverse share split or other similar transaction, (i) the number of outstanding shares are increased, decreased or exchanged for a different number or kind of shares or other of our securities, or (ii) additional shares or new or different shares or other of our securities or other non-cash assets are distributed with respect to shares or other securities, an appropriate and proportionate adjustment shall be made in (x) the maximum number and kind of shares reserved for issuance under the 2001 SOP, (y) the number and kind of shares or other securities subject to any then outstanding options under the 2001 SOP, and (z) the exercise price for each share subject to any then outstanding options under the 2001 SOP, without changing the aggregate purchase price as to which such options remain exercisable.

Upon the occurrence of an acquisition event (i.e., (a) any merger or consolidation which results in our voting securities immediately prior thereto representing immediately thereafter less than 50% of the combined voting power of our voting securities or such surviving or acquiring entity outstanding immediately after such merger or consolidation, (b) any sale of all or substantially all of our assets, or (c) our complete liquidation), the Board will take any one or more of the following actions with respect of the then outstanding options: (i) provide that such options shall be assumed, or equivalent options shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof), (ii) upon written notice to the grantees, provide that all the then unexercised options will become exercisable in full as of a specified time prior to the acquisition event and will terminate immediately prior to the consummation of such acquisition event, (iii) in the event of a merger under the terms of which holders of outstanding our shares will receive upon consummation thereof a cash payment for each share surrendered in the merger, make or provide for a cash payment to the grantees equal to the difference between (A) the merger price times the number of shares of shares subject to such outstanding options and (B) the aggregate exercise price of all such outstanding options in exchange for the termination of such options, or (iv) upon written notice to the grantees, provide that all the then vested and unvested outstanding options will terminate immediately prior to the consummation of such acquisition event, and to the extent the vested options will have not been exercised prior to the acquisition event, all such options will become null and void at the consummation of such acquisition event.

Miscellaneous Provisions. Awards under the 2001 SOP are generally not transferable other than by will or by the laws of descent and distribution, unless otherwise determined by the Board. The 2001 SOP terminated on March 27, 2011, other than with respect to those awards outstanding under the 2001 SOP at the time of such termination.

2001 Section 102 Stock Option Plan

Effective Date and Shares Reserved. On March 27, 2001, our Board of Directors adopted, and on March 22, 2002 our shareholders approved, the 2001 Section 102 Stock Option Plan, as amended March 5, 2003, or the “2001 Section 102 SOP.” The 2001 Section 102 SOP generally allows for the grant of restricted stock options to our employees. The 2001 SOP reserves 5,386,960 shares for issuance under the 2001 SOP and the 2001 Section 102 SOP. In the event an employee’s rights do not vest in any options, such options may be reissued under the 2011 SOP. As of December 31, 2013, a total of 2,095,870 shares remain outstanding under the 2001 SOP and the 2001 Section 102 SOP.

Plan Administration. The 2001 Section 102 SOP is administered by a committee appointed by the Board, which has full and maximum authority in its discretion to grant, or recommend to the Board, as applicable, the employees to whom options will be granted, to determine or recommend the number of shares to be covered by each option, the time at which each option shall be granted, the terms and conditions of the option agreements, the purchase price of each share subject to an option, the term during which each option may be exercised, and to authorize the share allotment pursuant to the exercise of each option. The Board may, at any time, amend, alter, suspend or terminate the 2001 Section 102 SOP, provided, however, that any such action will not adversely affect any options granted under the 2001 Section 102 SOP.

Types and Terms and Conditions of Awards. The committee may grant options only to employees, officers and directors. Each option agreement states the tax track (capitals gains, income tax track with a trustee or income tax track without a trustee) as elected by us. The exercise price of any option and the times at which options may be exercised in whole or in part is determined by the Board or committee and is set forth in the applicable option agreement. No exercise of options by a single grantee, however, will be made for an aggregate exercise price of less than $1,000, unless the exercise is of all of such grantee’s options that are vested as of the date of exercise. Generally, the term of any option may not be for more than 10 years from the date of grant of the option. Pursuant to a May 30, 2013 Board resolution, however, it was resolved to extend the respective term of the options that were granted by us to certain employees of us and our U.K. subsidiary from 10 years to 15 years, subject to obtaining a ruling or tax determination from the Israeli Tax Authorities with respect to such options granted under Section 102 of the Income Tax Ordinance. As a result, the term of the applicable non-Section 102 options were extended, while the terms of the applicable Section 102 options were extended subject to the ruling, which has since been obtained. Each option agreement specifies the extent to which an option may be exercised if we terminate the grantee’s employment or other relationship with us or our parent or any subsidiary, or in the event of the death or disability of the grantee. If a grantee dies while employed by us, his or her estate, personal representative or beneficiary has the right to exercise the total number of shares in the option to which the grantee would have been entitled to exercise at the date of his death as set forth in the applicable option agreement.

Adjustment Provisions. If, through or as a result of any merger, consolidation, sale of all or substantially all of our assets, reorganization, recapitalization, reclassification, share dividend, share split, reverse share split or other similar transaction, (i) the number of our outstanding shares are increased, decreased or exchanged for a different number or kind of our shares or other securities, or (ii) additional shares or new or different shares or other securities of ours or other non-cash assets are distributed with respect to such shares or other securities, an appropriate and proportionate adjustment will be made in (x) the maximum number and kind of shares reserved for issuance under the 2001 Section 102 SOP, (y) the number and kind of shares or other securities subject to any then outstanding options under the 2001 Section 102 SOP, and (z) the exercise price for each share subject to any then outstanding options under the 2001 Section 102 SOP, without changing the aggregate purchase price as to which such options remain exercisable.

In the event of an acquisition event (i.e., (a) any merger or consolidation which results in our voting securities immediately prior thereto representing immediately thereafter less than 50% of the combined voting power of our voting securities or such surviving or acquiring entity outstanding immediately after such merger or consolidation, (b) any sale of all or substantially all of our assets, or (c) our complete liquidation), the Board will take any one or more of the following actions with respect to the then outstanding options: (i) provide that such options will be assumed, or equivalent options shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof), (ii) upon written notice to the grantees, provide that all the then unexercised options will become exercisable in full as of a specified time prior to the acquisition event and will terminate immediately prior to the consummation of such acquisition event, (iii) in the event of a merger under the terms of which holders of our outstanding ordinary shares will receive upon consummation thereof a cash payment for each share surrendered in the merger, make or provide for a cash payment to the grantees equal to the difference between (A) the merger price times the number of ordinary shares subject to such outstanding options and (B) the aggregate exercise price of all such outstanding options in exchange for the termination of such options, or

(iv) upon written notice to the grantees, provide that all the then vested and unvested outstanding options will terminate immediately prior to the consummation of such acquisition event, and to the extent the vested options will have not been exercised prior to the acquisition event, all such options will become null and void at the consummation of such acquisition event.

Miscellaneous Provisions. Options under the 2001 Section 102 SOP are not assignable or transferrable, except by will or the law of descent and distribution. Only the grantee may exercise the option during his or her lifetime.

The 2001 Section 102 SOP terminated on the 10th anniversary of its effective date, other than with respect to those awards outstanding under the 2001 Section 102 SOP at the time of such termination.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this prospectus and after this offering by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the Securities and Exchange Commission and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of February 28, 2014, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned prior to the offering is based on 23,588,430 ordinary shares outstanding as of December 31, 2013, assuming the conversion of all outstanding preferred shares as of that date. We have also set forth below information known to us regarding any significant change in the percentage ownership of our ordinary shares by any major shareholders during the past three years.

As of December 31, 2013, we had 24 holders of record of our ordinary shares in the United States. These shareholders held in the aggregate 58.1% of our outstanding ordinary shares.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. See “Description of Share Capital—Voting.” Following the closing of this offering, neither our principal shareholders nor our directors and executive officers have different or special voting rights with respect to their ordinary shares. Unless otherwise noted below, each shareholder’s address is Cyber-Ark Software Ltd. 94 Em-Ha’moshavot Road, Park Azorim, P.O. Box 3143, Petach Tikva 49130, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Certain Relationships and Related Party Transactions.”

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	%	Number	%
Principal Shareholders
Entities affiliated with Jerusalem Venture Partners(1)	11,182,562	46.8%
Entities affiliated with The Goldman Sachs Group, Inc.(2)	5,726,317	24.3%
Entities affiliated with Vertex Venture Capital(3)	2,772,863	11.7%
Cabaret Security Ltd.(4)	1,832,009	7.7%
Executive Officers and Directors
Ehud (Udi) Mokady	938,946	3.9%
Chen Bitan	*	*
Joshua Siegel	*	*
Adam Bosnian	*	*
Nick Baglin	*	*
Dan Dinnar	*	*
Roy Adar	*	*
John Worrall	*	*

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	%	Number	%
Gadi Tirosh(5)	11,182,562	46.8%
David Campbell(6)	5,726,317	24.3%
Tom Heiser	*	*
Yoram Oron(7)	2,772,863	11.7%
Amnon Shoshani(8)	1,832,009	7.7%
All executive officers and directors as a group (13 persons)	23,092,887	91.0%

*	Less than 1%.

(1)	Shares beneficially owned prior to this offering by venture capital funds associated with Jerusalem Venture Partners, a firm founded by Erel Margalit, consist of 6,859,536 shares and warrants to purchase 271,740 shares held by Jerusalem Venture Partners IV, L.P., 3,015,811 shares held by JVP Opportunity VI, L.P., 588,073 shares held by JVP Opportunity VI-A, L.P., 165,029 shares and warrants to purchase 6,540 shares held by Jerusalem Venture Partners IV (Israel), L.P., 151,318 shares held by JVP Opportunity VI Entrepreneur Fund, L.P., 61,434 shares and warrants to purchase 2,430 shares held by Jerusalem Venture Partners Entrepreneurs Fund IV, L.P., and 58,361 shares and warrants to purchase 2,290 shares held by Jerusalem Venture Partners IV-A, L.P. Jerusalem Partners IV, L.P., the general partner of Jerusalem Venture Partners IV, L.P., Jerusalem Venture Partners IV-A, L.P. and Jerusalem Venture Partners Entrepreneurs Fund IV, L.P. (collectively, the “JVP IV Funds”), and JVP Corp IV, the general partner of Jerusalem Partners IV, L.P. may be deemed to beneficially own the shares and warrants held directly by the JVP IV Funds. Jerusalem Partners-Venture Capital, L.P,. the general partner of Jerusalem Venture Partners IV (Israel), L.P., and JVP Corp IV, the general partner of Jerusalem Partners-Venture Capital, L.P., may be deemed to beneficially own the shares and warrants held by Jerusalem Venture Partners IV (Israel), L.P. JP VI, L.P., the general partner of JVP Opportunity VI, L.P. JVP Opportunity VI Entrepreneur Fund, L.P. and JVP Opportunity VI-A, L.P. (collectively, the “JVP VI Funds”), and JVP IV Corp, the general partner of JP VI, L.P., may be deemed to beneficially own the shares and warrants held by the JVP VI Funds. Control over voting and disposition of the shares and warrants held by the JVP IV and JVP VI Funds is shared among a group of individuals appointed by the trust of Erel Margalit consisting of Gadi Tirosh, Kobi Rosengarten, Raffi Kesten and Chaim Kopans. The JVP entities and individuals disclaim beneficial ownership of the shares and warrants held by the JVP IV Funds and the JVP VI Funds except to the extent of their pecuniary interest therein.

(2)	Shares beneficially owned prior to this offering consists of 4,581,050 shares held by The Goldman Sachs Group, Inc., 557,151 shares held by Bridge Street 2011, L.P., 343,586 shares held by MBD 2011 Holdings, L.P. and 244,530 shares held by Bridge Street 2011 Offshore, L.P. (collectively, the “GS Entities”). Goldman, Sachs & Co. (“GS”) is a direct and indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. (“GSG”). The GS Entities, of which affiliates of GSG are the general partner, managing general partner or investment manager, share voting and investment power with certain of their respective affiliates. David Campbell is a Managing Director of GS and may be deemed to have beneficial ownership of the shares held by the GS Entities. Each of GS, GSG and Mr. Campbell disclaims beneficial ownership of the equity interests and the shares held directly or indirectly by the GS Entities except to the extent of their pecuniary interest therein, if any. The address of GSG, GS and Mr. Campbell is 200 West Street, New York, NY 10282.

(3)

Shares beneficially owned prior to this offering consists of 1,978,273 shares and warrants to purchase 78,360 shares held by Vertex Israel II (C.I.) Fund, L.P., 356,899 shares and warrants to purchase 14,140 shares held by Vertex Israel II (A) Fund, L.P., 54,705 shares and warrants to purchase 2,170 shares held by Vertex Israel II (B) Fund, L.P., 252,559 shares and warrants to purchase 10,010 shares held by Vertex Israel II Discount Fund, L.P. and 24,767 shares and warrants to purchase 980 shares held by Vertex Israel II (C.I.) Executive Fund, L.P. The general partner of these entities is Vertex Israel II Management Ltd. Voting and investment power over the shares resides with the members of the investment committee of Vertex Israel II

Management Ltd. who are Yoram Oron and Chua Kee Lock. The Vertex entities and individuals disclaim beneficial ownership of the shares and warrants held by the Vertex funds except to the extent of their pecuniary interest therein. The mailing address of the individuals and entities related to Vertex Israel II Management Ltd. is 10 Ha’amal St., Park Afek, Rosh Ha’ayin 48092, Israel.

(4)	Shares beneficially owned prior to the offering consists of 1,762,209 shares and warrants to purchase 69,800 shares held by Cabaret Security Ltd. Voting and investment power over the shares held by Cabaret Security Ltd. resides with its board of directors the sole member of which is Amnon Shoshani. Mr. Shoshani disclaims beneficial ownership of the shares and warrants held by Cabaret Security Ltd. except to the extent of his pecuniary interest therein. The address of Cabaret Security Ltd. is 7 Chalamish Street, Caesarea 30889, Israel.
(5)	Shares beneficially owned prior to this offering consists of 10,899,562 shares and warrants to purchase 283,000 shares beneficially owned by entities affiliated with Jerusalem Venture Partners over which Mr. Tirosh may be deemed to share voting and investment power. See footnote (1).

(6)	Shares beneficially owned prior to this offering consists of 5,726,317 shares beneficially owned by entities affiliated with The Goldman Sachs Group, Inc. over which Mr. Campbell may be deemed to share voting and investment power. See footnote (2).

(7)	Shares beneficially owned prior to this offering consists of 2,667,203 shares and warrants to purchase 105,660 shares beneficially owned by entities affiliated with Vertex Venture Capital over which Mr. Oron may be deemed to share voting and investment power. See footnote (3).

(8)	Shares beneficially owned prior to this offering consists of 1,762,209 shares and warrants to purchase 69,800 shares beneficially owned by Cabaret Security Ltd. over which Mr. Shoshani holds voting and investment power. See footnote (4).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred. The following is a description of material transactions, or series of related material transactions, since January 1, 2011, to which we were or will be a party and in which the other parties included or will include our directors, executive officers, holders of more than 5% of our voting securities or any member of the immediate family of any of the foregoing persons.

Financing Transactions

Series B2 Financing. In 2011, we sold Series B2 preferred shares convertible into 1,237,340 ordinary shares at a price per underlying preferred share of $4.693247 for an aggregate purchase price of approximately $5.8 million. Each Series B2 preferred share will convert into one ordinary share upon the closing of this offering. The following table sets forth the number of ordinary shares resulting from conversion upon the closing of this offering of the Series B2 preferred shares purchased by entities which, as of the date of this prospectus, beneficially own more than 5% of our ordinary shares assuming the conversion of all of outstanding preferred shares:

	Aggregate Purchase Price	Number of Ordinary Shares Resulting from the Conversion of Series B2 Preferred Shares
	(in thousands)
Goldman Sachs Entities	$4,245	904,570
JVP Entities	$1,562	332,770

Rights of Appointment

Our current board of directors consists of five directors. Pursuant to our articles of association in effect prior to this offering, certain of our shareholders had rights to appoint members of our board of directors. See “Management—Board of Directors.”

All rights to appoint directors and observers will terminate upon the closing of this offering.

We are not a party to, and are not aware of, any voting agreements among our shareholders.

Registration Rights

Our shareholders’ agreement entitles our shareholders to certain registration rights following the closing of this offering. In accordance with this agreement, and subject to conditions listed below, the following entities that each beneficially own more than 5% of our outstanding shares are among those entitled to registration rights under the agreement: entities affiliated with each of Jerusalem Venture Partners, Goldman Sachs Group, Inc., Vertex Venture Capital and Cabaret Security Ltd.

Form F-1 Demand Rights. Upon the written request of the holders of at least 20% of the shares held by our former preferred shareholders during the time period commencing immediately following our initial public offering and ending five years thereafter, we are required to file a registration statement in respect of the ordinary shares held by our former preferred shareholders. Following a request to effect such a registration, we are required to give notice of the request to the other holders of registrable securities and offer them an opportunity to include their shares in the registration statement. We are not required to effect more than one registration on Form F-1 per requesting holder of registrable securities and we are only required to do so if the aggregate proceeds from any such registration are estimated in good faith to be in excess of $5.0 million.

Form F-3 Demand Rights. After six months following our initial public offering, we are required to file a registration statement on Form F-3 in respect of the ordinary shares held by our former preferred shareholders, original ordinary shareholders and ordinary shareholders, upon the request of (i) the holders of more than 50% of our former Series B2 and B3 preferred shares, (ii) the holders of more than 50% of our former Series B1 preferred shares, (iii) the holders of more than 50% of our former Series B preferred shares, (iv) the holders of more than 50% of our former Series A and A1 preferred shares, (v) JVP, (vi) Goldman Sachs, (vii) Vertex, (viii) the holders of more than 50% of our former original ordinary shareholders then outstanding or (ix) the holders of more than 50% of our former ordinary shareholders than outstanding. Following a request to effect such a registration, we are required to give notice of the request to the other holders of registrable securities and offer them an opportunity to include their shares in the registration statement. We are not required to effect a registration on Form F-3 more than twice in any 12-month period and are only required to do so if the aggregate proceeds from any such registration are estimated in good faith to be in excess of $1.0 million.

Piggyback registration rights. Following this offering, shareholders holding registrable securities will also have the right to request that we include their registrable securities in any registration statement filed by us in the future for the purposes of a public offering for cash, subject to specified exceptions. Holders of registrable securities continue to have the right to include any registrable securities in subsequent piggyback registration statements regardless of whether the holder has opted out of such past registration statements.

Cutback. In the event that the managing underwriter advises the registering shareholders that marketing factors require a limitation on the number of shares that can be included in a registered offering, the shares will be included in the registration statement in an agreed order of preference among the holders of registration rights. The same preference also applies in the case of a piggyback registration, but we have first preference and the number of shares of series B preferred shareholders that are included may not be reduced below 10% of the total number of shares included in the offering.

Termination. Form F-1 registration rights granted to holders of registrable securities terminate on the fifth anniversary of the closing of this offering. With respect to any of our holders of registrable securities that hold less than 1% of our outstanding shares, registration rights terminate when the shares held by such shareholder can be sold within a 90 day period under 144. All other registration rights do not have a set termination date.

Expenses. We will pay all expenses in carrying out the foregoing registrations other than any underwriting discounts and commissions.

Agreements with Directors and Officers

Employment Agreements. We have entered into written employment agreements with each of our executive officers. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding noncompetition, confidentiality of information and ownership of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law.

Options. Since our inception we have granted options to purchase our ordinary shares to our officers and certain of our directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our option plans under “Management—Share Option Plans.” If the relationship between us and a executive officer or a director is terminated, except for cause (as defined in the various option plan agreements), all options that are vested will remain exercisable for ninety days after such termination.

Exculpation, Indemnification and Insurance. Our articles of association permit us to exculpate, indemnify and insure certain of our office holders to the fullest extent permitted by the Israeli Companies Law. We have entered into agreements with our office holders, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance. See “Management—Exculpation, Insurance and Indemnification of Directors and Officers.”

DESCRIPTION OF SHARE CAPITAL

The following descriptions of share capital and provisions of our articles of association are summaries and are qualified by reference to the articles of association to be effective upon the closing of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The description of the ordinary shares reflects changes to our capital structure that will occur upon the closing of this offering.

Share Capital

Upon the closing of this offering, our authorized share capital will consist solely of              ordinary shares, par value NIS 0.01 per share, of which              shares will be issued and outstanding (assuming that the underwriters do not exercise their option to purchase additional ordinary shares).

All of our issued and outstanding ordinary shares are validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights.

Registration Number and Purposes of the Company

Our registration number with the Israeli Registrar of Companies is 51-229164-2. Our purpose as set forth in our articles of association is to engage in any lawful activity.

Voting Rights and Conversion

All ordinary shares will have identical voting and other rights in all respects.

Transfer of Shares

Our fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trade. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our articles of association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, subject to the special approval requirements for external directors described under “Management—External directors.”

Under our articles of association, our board of directors must consist of not less than          but no more than 11 directors, including two external directors as required by the Israeli Companies Law. Pursuant to our articles of association, other than the external directors, for whom special election requirements apply under the Israeli Companies Law, the vote required to appoint a director is a simple majority vote of holders of our voting shares, participating and voting at the relevant meeting. In addition, our directors, other than the external directors, are divided into three classes that are each elected at a general meeting of our shareholders every three years, in a staggered fashion (such that one class is elected each year), and serve on our board of directors until they are removed by a vote of 65% of the total voting power of our shareholders at a general or special meeting of our shareholders or upon the occurrence of certain events, in accordance with the Israeli Companies Law and our articles of association. In addition, our articles of association allow our board of directors to appoint new directors and appoint directors to fill vacancies on the board of directors to serve for a term of office equal to the remaining period of the term of office of the directors(s) whose office(s) have been vacated. External directors are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances, and may be removed from office pursuant to the terms of the Israeli Companies Law. See “Management—Board practices—External directors.”

Dividend and Liquidation Rights

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Israeli Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our articles of association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Israeli Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements, provided that the date of the financial statements is not more than six months prior to the date of the distribution, or we may distribute dividends that do not meet such criteria only with court approval. In each case, we are only permitted to distribute a dividend if our board of directors and the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our articles of association as extraordinary general meetings. Our board of directors may call extraordinary general meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Israeli Companies Law provides that our board of directors is required to convene an extraordinary general meeting upon the written request of (i) any two of our directors or one-quarter of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) five percent or more of our outstanding issued shares and one percent of our outstanding voting power or (b) five percent or more of our outstanding voting power.

Subject to the provisions of the Israeli Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting. Furthermore, the Israeli Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

•	amendments to our articles of association;

•	appointment or termination of our auditors;

•	appointment of external directors;

•	approval of certain related party transactions;

•	increases or reductions of our authorized share capital;

•	a merger; and

•	the exercise of our board of director’s powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Israeli Companies Law and our articles of association require that notice of any annual general meeting or extraordinary general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

Under the Israeli Companies Law and under our articles of association, shareholders are not permitted to take action via written consent in lieu of a meeting.

Voting Rights

Quorum requirements

Pursuant to our articles of association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. As a foreign private issuer, the quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who hold or represent between them at least 25% of the total outstanding voting rights. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or to a later time or date if so specified in the notice of the meeting. At the reconvened meeting, any two or more shareholders present in person or by proxy shall constitute a lawful quorum.

Vote Requirements

Our articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Israeli Companies Law or by our articles of association. Under the Israeli Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder and (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if not extraordinary) requires, the approval described above under “Management—Approval of related party transactions under Israeli law—Disclosure of personal interests of controlling shareholders and approval of certain transactions.” Under our articles of association, the alteration of the rights, privileges, preferences or obligations of any class of our shares requires the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting. Our articles of association also require that the removal of any director from office (other than our external directors) or the amendment of the provisions of our amended articles relating to our staggered board requires the vote of 65% of the total voting power of our shareholders. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Israeli Companies Law, which requires the approval of holders of 75% of the voting rights represented at the meeting, in person, by proxy or by voting deed and voting on the resolution.

Access to Corporate Records

Under the Israeli Companies Law, shareholders are provided access to: minutes of our general meetings; our shareholders register and principal shareholders register, articles of association and annual financial statements; and any document that we are required by law to file publicly with the Israeli Companies Registrar or the Israel Securities Authority. In addition, shareholders may request to be provided with any document related to an action or transaction requiring shareholder approval under the related party transaction provisions of the Israeli Companies Law. We may deny this request if we believe it has not been made in good faith or if such denial is necessary to protect our interest or protect a trade secret or patent.

Registration Rights

For a discussion of registration rights we have granted to our existing shareholders prior to this offering, please see “Certain relationships and related party transactions—Registration rights agreement.”

Acquisitions under Israeli Law

Full Tender Offer. A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the relevant class for the purchase of all of the issued and outstanding shares of that class. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than two percent of the issued and outstanding share capital of the company or of the applicable class of shares.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition an Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may include in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

If (a) the shareholders who did not respond or accept the tender offer hold at least five percent of the issued and outstanding share capital of the company or of the applicable class or the shareholders who accept the offer constitute less than a majority of the offerees that do not have a personal interest in the acceptance of the tender offer, or (b) the shareholders who did not accept the tender offer hold two percent or more of the issued and outstanding share capital of the company (or of the applicable class), the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Special Tender Offer. The Israeli Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This requirement does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company, subject to certain exceptions.

A special tender offer must be extended to all shareholders of a company but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser, controlling shareholders, holders of 25% or more of the voting rights in the company or any person having a personal interest in the acceptance of the tender offer). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger. The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Israeli Companies Law are met, by a majority vote of each party’s shares, and, in the case of the target company, a majority vote of each class of its shares, voted on the proposed merger at a shareholders meeting.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other party, vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same Special Majority approval that governs all extraordinary transactions with controlling shareholders (as described under “Management—Approval of related party transactions under Israeli law—Disclosure of personal interests of controlling shareholders and approval of certain transactions”).

If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders of the company.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging entities, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be consummated unless at least 50 days have passed from the date on which a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and at least 30 days have passed from the date on which the merger was approved by the shareholders of each party.

Anti-takeover Measures under Israeli Law

The Israeli Companies Law allow us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. As of the closing of this offering, no preferred shares will be authorized under our articles of association. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our articles of association, which requires the prior approval of the holders of a majority of the voting power attaching to our issued and outstanding shares at a general meeting. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Israeli Companies Law as described above in “—Voting Rights.”

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is             . Its address is             , and its telephone number is             .

Listing

We intend to apply to have our ordinary shares listed on the              under the symbol “CYBR.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares. Future sales of substantial amounts of ordinary shares, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our ordinary shares or impair our ability to raise equity capital.

Upon completion of this offering, we will have an aggregate of              ordinary shares outstanding. Of these shares, the              shares sold in this offering by us will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” as that term is defined under Rule 144 of the Securities Act, who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below. The remaining              shares, representing              of our outstanding shares will be held by our existing shareholders. These shares will be “restricted securities” as that phrase is defined in Rule 144 under the Securities Act. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market pursuant to an effective registration statement under the Securities Act or if they qualify for an exemption from registration under Rule 144. Sales of these shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Lock-up Agreements

We, our executive officers and directors, and the holders of substantially all of our outstanding ordinary shares, have agreed not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any ordinary shares or any securities convertible into or exchangeable for ordinary shares except for the ordinary shares offered in this offering without the prior written consent of J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. for a period of 180 days after the date of this prospectus.

Eligibility of Restricted Shares for Sale in the Public Market

The              ordinary shares that are not being sold in this offering, but which will be outstanding at the time this offering is complete, will be eligible for sale into the public market, under the provisions of Rule 144 commencing after the expiration of the restrictions under the lock-up agreements, subject to volume restrictions discussed below under “—Rule 144.”

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our ordinary shares or the average weekly trading volume of our ordinary shares on the during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Options

Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register              ordinary shares reserved for issuance under our equity incentive plans. The registration statement on Form S-8 will become effective automatically upon filing.

Ordinary shares issued upon exercise of a share option and registered under the Form S-8 registration statement will, subject to vesting provisions, lock-up agreements with the underwriters and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the 180-day lock-up agreements expire.

Registration Rights

Following the completion of this offering, the holders of up to              ordinary shares are entitled to request that we register their ordinary shares under the Securities Act, subject to cutback for marketing reasons and certain other conditions. These shareholders are also entitled to “piggyback” registration rights, which are also subject to cutback for marketing reasons and certain other conditions. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of such registration. See “Certain Relationships and Related Party Transactions—Registration Rights.” Any sales of securities by these shareholders could have a material adverse effect on the trading price of our ordinary shares.

TAXATION AND GOVERNMENT PROGRAMS

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli Tax Considerations and Government Programs

The following is a brief summary of the material Israeli tax laws applicable to us, and certain Israeli Government programs that benefit us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares purchased by investors in this offering. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. Because parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax, currently at the rate of 25% of a company’s taxable income. In August 2013, the Israeli Knesset approved an increase in the corporate tax rate to 26.5% for 2014 and thereafter. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are subject to tax at the prevailing corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” We currently qualify as an Industrial Company within the meaning of the Industry Encouragement Law.

The Industry Encouragement Law defines an “Industrial Company” as a company resident in Israel, of which 90% or more of its income in any tax year, other than income from defense loans, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

•	amortization over an eight-year period of the cost of purchased know-how and patents and rights to use a patent and know-how which are used for the development or advancement of the Industrial Enterprise;

•	under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

•	expenses related to a public offering are deductible in equal amounts over three years.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon the approval of any governmental authority. The Israeli tax authorities may determine that we do not qualify as an Industrial

Company, which could entail our loss of the benefits that relate to this status. There can be no assurance that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets) by “Industrial Enterprises” (as defined under the Investment Law).

The Investment Law was significantly amended effective April 1, 2005, or the 2005 Amendment, and further amended as of January 1, 2011, or the 2011 Amendment. Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the 2005 Amendment. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply.

Tax Benefits Prior to the 2005 Amendment

An investment program that is implemented in accordance with the provisions of the Investment Law prior to the 2005 Amendment, referred to as an “Approved Enterprise,” is entitled to certain benefits. A company that wished to receive benefits as an Approved Enterprise must have received approval from the Investment Center of the Israeli Ministry of the Economy (formerly the Ministry of Industry, Trade and Labor), or the Investment Center. Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

In general, an Approved Enterprise is entitled to receive a grant from the Government of Israel or an alternative package of tax benefits, known as the alternative benefits track. The tax benefits from any certificate of approval relate only to taxable income attributable to the specific Approved Enterprise. Income derived from activity that is not integral to the activity of the Approved Enterprise does not enjoy tax benefits.

The tax benefits include a tax exemption for at least the first two years of the benefit period (depending on the geographic location of the Approved Enterprise facility within Israel) and the taxation of income generated from an Approved Enterprise at a reduced corporate tax rate of up to 25% for the remainder of the benefit period. The benefit period is ordinarily seven years commencing with the year in which the Approved Enterprise first generates taxable income. The benefit period is limited to 12 years from the operational year as determined by the Investment Center or 14 years from the start of the tax year in which approval of the Approved Enterprise is obtained, whichever is earlier.

In addition, a company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors’ Company, or FIC, which is a company with a level of foreign investment, as defined in the Investment Law, of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether a company qualifies as an FIC is made on an annual basis. A company that qualifies as a FIC and has an Approved Enterprise program is eligible for an extended ten-year benefit period. As specified above, depending on the geographic location of the Approved Enterprise within Israel, income derived from the Approved Enterprise program may be exempt from tax on its undistributed income for a period of between two to 10 years, and will be subject to a reduced tax rate for the remainder of the benefit period. The tax rate for the remainder of the benefits period will be 25%, unless the level of foreign investment exceeds 49%, in which case the tax rate will be 20% if the foreign investment is more than 49% and less than 74%; 15% if more than 74% and less than 90%; and 10% if 90% or more.

If a company elects the alternative benefits track and distributes a dividend out of income derived by its Approved Enterprise during the tax exemption period it will be subject to corporate tax in respect of the amount of the dividend (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have been applicable without the benefits under the alternative benefits track. In addition, dividends paid out of income attributed to an Approved Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an Approved Enterprise program during the first five years in which the equipment is used.

Until 2013 tax year, we had Approved Enterprise programs under the Investment Law, which, we believe, entitled us to certain tax benefits.

Tax Benefits Subsequent to the 2005 Amendment

The 2005 Amendment applies to new investment programs commencing after 2004, but does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income be derived from exports.

The 2005 Amendment provides that a certificate of approval from the Investment Center will only be necessary for receiving cash grants. As a result, it was no longer necessary for a company to obtain an Approved Enterprise certificate of approval in order to receive the tax benefits previously available under the alternative benefits track. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the amendment. In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets all of the conditions, including exceeding a minimum investment amount specified in the Investment Law. Such investment allows a company to receive “Benefited Enterprise” status, and may be made over a period of no more than three years from the end of the year in which the company chose to have the tax benefits apply to its Benefited Enterprise.

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Benefited Enterprise depends on, among other things, the geographic location in Israel of the Benefited Enterprise. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income generated by the Benefited Enterprise for a period of between two to 10 years, depending on the geographic location of the Benefited Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year. The benefits period is limited to 12 or 14 years from the year the company first chose to have the tax benefits apply, depending on the location of the company. A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount of the dividend (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been applicable. Dividends paid out of income attributed to a Benefited Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty.

The benefits available to a Benefited Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it may be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, and interest, or other monetary penalties.

Until 2013 tax year, we had Approved Enterprise programs under the Investment Law, which, we believe, entitled us to certain tax benefits.

Tax Benefits Under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not wholly-owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013 and 2014 and to 12% and 6% in 2015 and thereafter, respectively. However, in August 2013, the Israeli Knesset approved an amendment to the Investment Law, pursuant to which such scheduled gradual reduction was repealed beginning in 2014 and the rates would revert to 16% and 9% (as applicable) in 2014 and thereafter. Our facilities are located in a specified development zone.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 15% or such lower rate as may be provided in an applicable tax treaty will apply). Under the recent amendment, announced in August 2013, beginning in 2014, dividends paid out of income attributed to a Preferred Enterprise will be subject to a withholding tax rate of 20% (instead of 15%).

The 2011 Amendment also provided transitional provisions to address companies already enjoying existing tax benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011: (i) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise which chose to receive grants before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain other conditions; (ii) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise which had participated in an alternative benefits track before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met; and (iii) a Benefited Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met.

From time to time, the Israeli Government has discussed reducing the benefits available to companies under the Investment Law. The termination or substantial reduction of any of the benefits available under the Investment Law could materially increase our tax liabilities.

We have examined the possible effect, if any, of the provisions of the 2011 Amendment on our financial statements and have decided to apply the new benefits under the 2011 Amendment instead of the benefits provided to our Approved Enterprise and Benefited Enterprise as of 2013 tax year.

Taxation of our Shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of 25% or more in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be a business income.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the disposition of shares by a shareholder who (i) is a U.S. resident (for purposes of the treaty), (ii) holds the shares as a capital asset, and (iii) is entitled to claim the benefits afforded to such person by the treaty, is generally exempt from Israeli capital gains tax. Such exemption will not apply if: (i) the capital gain arising from the disposition can be attributed to a permanent establishment in Israel; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (iii) such U.S. resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In such case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, the taxpayer would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to U.S. state or local taxes.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Dividends paid on publicly traded shares, like our ordinary shares, to non-Israeli residents are generally subject to Israeli withholding tax at a rate of 25%, unless a different rate is provided under an applicable tax treaty, provided that a certificate from the Israeli Tax Authority allowing for a reduced withholding tax rate is obtained in advance. Under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%. A distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Benefited Enterprise and 20% if the dividend is distributed from income attributed to a Preferred Enterprise, unless a reduced tax rate is provided under an applicable tax treaty. We cannot assure you that in the event we declare a dividend we will designate the income out of which the dividend is paid in a manner that will reduce shareholders’ tax liability.

If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

Estate and Gift Tax. Israeli law presently does not impose estate or gift taxes.

Certain United States Federal income Tax Consequences

The following is a description of certain United States federal income tax consequences relating to the acquisition, ownership and disposition of our ordinary shares by a U.S. Holder (as defined below). This description addresses only the United States federal income tax consequences to U.S. Holders that are initial purchasers of our ordinary shares pursuant to the offering and that will hold such ordinary shares as capital assets. This description does not address tax considerations applicable to U.S. Holders that may be subject to special tax rules, including, without limitation:

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	brokers, dealers or traders in securities, commodities or currencies;

•	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code, respectively;

•	certain former citizens or long-term residents of the United States;

•	persons that received our shares as compensation for the performance of services;

•	persons that will hold our shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for United States federal income tax purposes;

•	partnerships (including entities classified as partnerships for United States federal income tax purposes) or other pass-through entities, or holders that will hold our shares through such an entity;

•	S corporations;

•	holders that acquire ordinary shares as a result of holding or owning our preferred shares;

•	holders whose “functional currency” is not the U.S. Dollar; or

•	holders that own directly, indirectly or through attribution 10.0% or more of the voting power or value of our shares.

Moreover, this description does not address the United States federal estate, gift or alternative minimum tax consequences, or any state, local or foreign tax consequences, of the acquisition, ownership and disposition of our ordinary shares.

This description is based on the Code, existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the U.S. Internal Revenue Service, or IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained. Holders should consult their own tax advisors concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of our ordinary shares in their particular circumstances.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for United States federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if such trust has validly elected to be treated as a United States person for United States federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to the particular United States federal income tax consequences of acquiring, owning and disposing of our ordinary shares in its particular circumstance.

You should consult your tax advisor with respect to the United States federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, the gross amount of any distribution made to you with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom, other than certain distributions, if any, of our ordinary shares distributed pro rata to all our shareholders, generally will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles. Therefore, if you are a U.S. Holder you should expect that the entire amount of any distribution generally will be reported as dividend income to you. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may qualify for the preferential rates of taxation with respect to dividends on ordinary shares if certain requirements, including stock holding period requirements, are satisfied by the recipient and the company is eligible for the benefits of the United States-Israel Tax Treaty. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. To the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a return of your adjusted tax basis in our ordinary shares and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder has held our ordinary shares for more than one year as of the time such distribution is received.

Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your United States federal income tax liability. If you are a U.S. Holder, dividends paid to you with respect to our ordinary shares will generally be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. However, for periods in which we are a “United Stated-owned foreign corporation,” a portion of dividends paid by us may be treated as U.S. source solely for purposes of the foreign tax credit. We would be treated as a United States-owned foreign corporation if 50% or more of the total value or total voting power of our stock is owned, directly, indirectly or by attribution, by United States persons. To the extent any portion of our dividends is treated as U.S. source income pursuant to this rule, the ability of a U.S. Holder to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited. A U.S. Holder entitled to benefits under the United States-Israel Tax Treaty may, however, elect to treat any dividends as foreign source income for foreign tax credit purposes if the dividend income is separated from other income items for purposes of calculating the U.S. Holder’s foreign tax credit. U.S. Holders should consult their own tax advisors about the impact of, and any exception available to, the special sourcing rule described in this paragraph, and the desirability of making, and the method of making, such an election.

The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other taxable disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other taxable disposition and your adjusted tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. Except as discussed below with respect to foreign currency gain or loss, if you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other taxable disposition of ordinary shares is generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses for United States federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

A U.S. Holder’s initial tax basis in the ordinary shares will generally be the U.S. dollar value of the purchase price of our ordinary shares on the date of purchase. If our ordinary shares are treated as traded on an ‘‘established securities market,’’ a cash basis U.S. Holder or, if it elects, an accrual basis U.S. Holder, will determine the U.S. dollar value of the cost of such ordinary shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. Such an election by an accrual basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS. The amount realized generally will be the U.S. dollar value of the payment received determined on the date of disposition. If our ordinary shares are treated as traded on an established securities market, a cash basis taxpayer, or, if it elects, an accrual basis taxpayer, will determine the U.S. dollar value of the amount realized by translating the amount realized (as determined on the trade date) at the spot rate of exchange on the settlement date of the sale.

On the settlement date, the U.S. Holder will recognize U.S. source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of ordinary shares traded on an established securities market that are sold by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), the amount realized will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognized at that time.

Passive Foreign Investment Company Considerations

If we were to be classified as a “passive foreign investment company,” or PFIC, in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either:

•	at least 75% of its gross income is “passive income”; or

•	at least 50% of the average quarterly value of its total gross assets (which, assuming we were a CFC for the year being tested may be measured by the adjusted tax basis of our assets or, if we were not a CFC, the total value of our assets may be measured in part by the market value of our ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-U.S. corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above.

Based on our belief that we may be a CFC prior to this offering in the current taxable year and certain estimates of our gross income and gross assets, our intended use of the proceeds of this offering, and the nature of our business, our company expects that it may be classified as a PFIC for the taxable year ending December 31, 2014. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2014 taxable year or any subsequent year until after the close of the year. Additionally, our status as a PFIC may depend on how quickly we utilize the cash proceeds from this offering in our business. There can be no assurance that we will not be considered a PFIC for any taxable year.

Under certain attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate share of our PFIC subsidiaries, such subsidiaries referred to as “lower-tier PFICs,” and will be subject to U.S. federal income tax in the manner discussed below on (1) a distribution to us on the shares of a “lower-tier PFIC” and (2) a disposition by us of shares of a “lower-tier PFIC,” both as if the holder directly held the shares of such “lower-tier PFIC.”

If an entity is treated as a PFIC for any taxable year during which a U.S. Holder holds (or, as discussed in the previous paragraph, is deemed to hold) its ordinary shares, such holder will be subject to adverse U.S. federal income tax rules. In general, if a U.S. Holder disposes of shares of a PFIC (including an indirect disposition or a constructive disposition of shares of a “lower-tier PFIC”), gain recognized or deemed recognized by such holder would be allocated ratably over such holder’s holding period for the shares. The amounts allocated to the taxable year of disposition and to years before the entity became a PFIC, if any, would be treated as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for such taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to such allocated amounts. Further, any distribution in respect of shares of a PFIC (or a distribution by a lower-tier PFIC to its shareholders that is deemed to be received by a U.S. Holder) in excess of 125% of the average of the annual distributions on such shares received or deemed to be received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the manner described above. In addition, dividend distributions made to you will not qualify for the preferential rates of taxation applicable to long-term capital gains discussed above under “Distributions.”

Where a company that is a PFIC meets certain reporting requirements, a U.S. Holder can avoid certain adverse PFIC consequences described above by making a “qualified electing fund” (“QEF”) election to be taxed currently on its proportionate share of the PFIC’s ordinary income and net capital gains. However, we do not intend to comply with the necessary accounting and record keeping requirements that would allow a U.S. Holder to make a QEF election with respect to us.

If we are a PFIC and our ordinary shares are “regularly traded” on a “qualified exchange,” a U.S. Holder may make a mark-to-market election with respect to our ordinary shares (but not the shares of any lower-tier PFICs), which may help to mitigate the adverse tax consequences resulting from our PFIC status (but not that of any lower-tier PFICs). Our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principal purposes the meeting of the trading requirement are disregarded). The              is a qualified exchange for this purpose and, consequently, if the ordinary shares are regularly traded, the mark-to-market election will be available to a U.S. Holder; however, there can be no assurance that trading volumes will be sufficient to permit a mark-to-market election. In addition, because a mark-to-market election with respect to us does not apply to any equity interests in “lower-tier PFICs” that we own, a U.S. Holder generally will continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as equity interests in a PFIC for U.S. federal income tax purposes.

If a U.S. Holder makes the mark-to-market election, for each year in which we are a PFIC, the holder will generally include as ordinary income the excess, if any, of the fair market value of ordinary shares at the end of the taxable year over their adjusted tax basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted tax basis of our ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in our ordinary shares will be adjusted to reflect any such income or loss amounts. Any gain recognized on a sale or other disposition of our ordinary shares will be treated as ordinary income. Any losses recognized on a sale or other disposition of our ordinary shares will be treated as ordinary loss to the extent of any net mark-to-market gains for prior years. U.S. Holders should consult their own tax advisors regarding the availability and consequences of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to our ordinary shares if we have “lower-tier PFICs” for which such election is not available. Once made, the mark-to-market election cannot be revoked without the consent of the IRS unless our ordinary shares cease to be “regularly traded.”

If a U.S. Holder owns ordinary shares during any year in which we are a PFIC, the U.S. Holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company, generally with the U.S. Holder’s federal income tax return for that year. If our company were a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

U.S. Holders should consult their tax advisors regarding whether we are a PFIC and the potential application of the PFIC rules.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of ordinary shares. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our ordinary shares.

Backup Withholding Tax and Information Reporting Requirements

United States backup withholding tax and information reporting requirements may apply to certain payments to certain holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our ordinary shares made within the United States, or by a United States payor or United States middleman, to a holder of our ordinary shares, other than an exempt recipient (including a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a United States payor or United States middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner’s United States federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.

Foreign Asset Reporting

Certain U.S. Holders who are individuals are required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

UNDERWRITING

We are offering the ordinary shares described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Deutsche Bank Securities Inc. and Barclays Capital Inc. are acting as joint book-running managers of the offering, and J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. are acting as representatives of the underwriters. We expect to enter into an underwriting agreement with the representatives on behalf of the underwriters. Subject to the terms and conditions of the underwriting agreement, we will agree to sell to the underwriters, and each underwriter will severally agree to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of ordinary shares listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Deutsche Bank Securities Inc.
Barclays Capital Inc.
William Blair & Company, L.L.C.
Nomura Securities International, Inc.
Oppenheimer & Co. Inc.

Total

The underwriters will be committed to purchase all the ordinary shares offered by us if they purchase any shares. The underwriting agreement will also provide that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters propose to offer the ordinary shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that they underwriters do not intend to confirm discretionary sales in excess of 5% of the ordinary shares offered in this offering.

The underwriters will have an option to buy up to              additional ordinary shares from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters will have 30 days from the date of this prospectus to exercise this option. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional ordinary shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per ordinary share less the amount paid by the underwriters to us per ordinary share. The underwriting fee is $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without exercise of option to purchase additional shares	With full exercise of option to purchase additional shares
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $        , which includes no more than $         that we have agreed to reimburse the underwriters for certain FINRA related expenses incurred by them in connection with this offering.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We will agree that we will not, subject to limited exceptions, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any of our ordinary shares or any securities convertible into or exchangeable or exercisable for our ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of our ordinary shares or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of our ordinary shares or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. for a period of 180 days after the date of this prospectus, other than the ordinary shares to be sold hereunder and any ordinary shares issued upon the exercise of options granted under our existing stock option plans.

Our directors and executive officers, and holders of substantially all of our ordinary shares and securities convertible into or exchangeable for our ordinary shares have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Deutsche Bank Securities Inc., (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for any of our ordinary shares (including, without limitation, ordinary shares or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of our ordinary shares or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of our ordinary shares or any security convertible into or exercisable or exchangeable for our ordinary shares.

We will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We will apply to have our ordinary shares approved for listing on the              under the symbol “CYBR.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling our ordinary shares in the open market for the purpose of preventing or retarding a decline in the market price of our ordinary shares while this offering is in progress. These stabilizing transactions may include making short sales of the ordinary shares, which involves the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in this offering, and purchasing ordinary shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ordinary shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase ordinary shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the ordinary shares or preventing or retarding a decline in the market price of the ordinary shares, and, as a result, the price of the ordinary shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the             , in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our ordinary shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a ‘‘Relevant Member State’’), from and including the date on which the European Union Prospectus Directive (the ‘‘EU Prospectus Directive’’) was implemented in that Relevant Member State (the ‘‘Relevant Implementation Date’’) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•	in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an ‘‘offer of securities to the public’’ in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571,

Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Switzerland

This document, as well as any other material relating to our ordinary shares, which are the subject of the offering contemplated by this prospectus, does not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters purchasing for their own account, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors may be required to submit written confirmation that they fall within the scope of the Addendum.

LEGAL MATTERS

The validity of the ordinary shares being offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Meitar Liquornik Geva Leshem Tal, Ramat Gan, Israel. Certain legal matters in connection with this offering relating to U.S. law will be passed upon for us by White & Case LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Naschitz, Brandes & Co., Tel Aviv, Israel, with respect to Israeli law, and by Goodwin Procter LLP, Boston, Massachusetts, with respect to U.S. law.

EXPERTS

The consolidated financial statements as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013 included in this Prospectus have been so included in reliance on the reports of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The offices of Kost, Forer, Gabbay and Kasierer are located at 3 Aminadav St., Tel Aviv, 6706703 Israel.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and any Israeli experts named in this registration statement, most of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because a majority of our assets and most of our directors and officers are located outside of the United States, any judgment obtained in the United States against us or certain of our directors and officers may be difficult to collect within the United States.

We have been informed by our legal counsel in Israel, Meitar Liquornik Geva Leshem Tal, Ramat Gan, that it may be difficult to assert U.S. securities laws claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact which can be a time-consuming and costly process. Matters of procedure will also be governed by Israeli law.

We have irrevocably appointed Cyber-Ark Software, Inc. as our agent to receive service of process in any action against us in any United States federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. Subject to specified time limitations and legal procedures, Israeli courts may enforce a United States judgment in a civil matter which is non-appealable, including a judgment based upon the civil liability provisions of the Securities Act or the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that, among other things:

•	the judgment is obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law prevailing in Israel;

•	the prevailing law of the foreign state in which the judgment is rendered allows for the enforcement of judgments of Israeli courts;

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;

•	the judgment is not contrary to public policy of Israel, and the enforcement of the civil liabilities set forth in the judgment is not likely to impair the security or sovereignty of Israel;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;

•	an action between the same parties in the same matter was not pending in any Israeli court at the time at which the lawsuit was instituted in the foreign court; and

•	the judgment is enforceable according to the laws of Israel and according to the law of the foreign state in which the relief was granted.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form F-1 under the Securities Act relating to this offering of our ordinary shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the Securities and Exchange Commission allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the Securities and Exchange Commission without charge at the Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. The Securities and Exchange Commission also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the Commission. Our filings with the Securities and Exchange Commission are also available to the public through the Commission’s website at http://www.sec.gov.

We are not currently subject to the informational requirements of the Exchange Act. Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements will file reports with the Securities and Exchange Commission. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we will file with the Securities and Exchange Commission, within four months after the end of each fiscal year, or such applicable time as required by the Commission, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the Commission, on Form 6-K, unaudited quarterly financial information for the first three quarters of each fiscal year within 60 days after the end of each such quarter, or such applicable time as required by the Commission.

CYBER-ARK SOFTWARE LTD.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

CYBER-ARK SOFTWARE LTD.

We have audited the accompanying consolidated balance sheets of Cyber-Ark Software Ltd. (the “Company”) and its subsidiaries as of December 31, 2012 and 2013, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2012 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Kost Forer Gabbay & Kasierer
Tel Aviv, Israel	KOST FORER GABBAY & KASIERER
March 20, 2014	A Member of Ernst & Young Global

CYBER-ARK SOFTWARE LTD.

Consolidated Balance Sheets

U.S. dollars in thousands

	December 31,
	2012	2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$42,887	$62,379
Short-term bank deposits	3,108	3,182
Trade receivables	9,471	12,728
Prepaid expenses and other current assets	883	2,119
Short-term deferred tax asset	2,540	2,676

Total current assets	58,889	83,084

LONG-TERM ASSETS:
Property and equipment, net	937	1,272
Severance pay fund	2,464	3,071
Prepaid expenses and other long-term assets	951	819
Long-term deferred tax asset	1,138	1,478

Total long-term assets	5,490	6,640

TOTAL ASSETS	$64,379	$89,724

The accompanying notes are an integral part of the consolidated financial statements.

CYBER-ARK SOFTWARE LTD.

Consolidated Balance Sheets

U.S. dollars in thousands (except share and per share data)

	December 31,		Pro forma Liabilities and Shareholders’ equity as of December 31, 2013
	2012	2013
			Unaudited
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$1,057	$1,766	$
Employees and payroll accruals	4,170	6,821
Deferred revenues	10,552	18,175
Accrued expenses and other current liabilities	1,662	4,582

Total current liabilities	17,441	31,344

LONG-TERM LIABILITIES:
Deferred revenues	4,516	6,303
Long-term deferred tax liabilities	20	27
Accrued severance pay	3,220	4,070
Warrants to purchase preferred shares	688	2,134	—

Total long-term liabilities	8,444	12,534	10,400

TOTAL LIABILITIES	25,885	43,878	41,744

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.01 par value—Authorized: 31,785,000 shares at December 31, 2012 and 2013; Issued and outstanding: 6,707,680 shares and 7,019,352 shares at December 31, 2012 and 2013, respectively; 24,081,790 shares issued and outstanding pro forma (unaudited) at December 31, 2013	16	17	59
Preferred shares of NIS 0.01 par value—Authorized: 18,215,000 shares at December 31, 2012 and 2013; Issued and outstanding: 15,958,290 shares at December 31, 2012 and 2013. Aggregate liquidation preference of $ 30,330 at December 31, 2013; 0 shares issued and outstanding pro forma (unaudited)	41	41	—
Additional paid-in capital	34,250	34,811	36,944
Accumulated other comprehensive income	—	155	155
Retained earnings	4,187	10,822	10,822

Total shareholders’ equity	38,494	45,846	47,980

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$64,379	$89,724	$89,724

The accompanying notes are an integral part of the consolidated financial statements.

CYBER-ARK SOFTWARE LTD.

Consolidated Statements of Operations and Comprehensive income

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2011	2012	2013
Revenues:
License	$21,125	$27,029	$38,907
Maintenance and professional services	15,240	20,179	27,250

	36,365	47,208	66,157
Cost of revenues:
License	899	1,002	1,216
Maintenance and professional services	4,517	5,922	7,860

	5,416	6,924	9,076

Gross profit	30,949	40,284	57,081

Operating expenses:
Research and development	6,272	7,273	10,404
Sales and marketing	15,929	22,081	32,840
General and administrative	3,077	3,297	4,758

Total operating expenses	25,278	32,651	48,002

Operating income	5,671	7,633	9,079
Financial income (expenses), net	(190)	4	(1,124)

Income before taxes on income	5,481	7,637	7,955
Taxes on income (tax benefit)	(392)	(225)	1,320

Net income	$5,873	$7,862	$6,635

Basic net income per ordinary share	$0.43	$0.51	$0.25

Diluted net income per ordinary share	$0.26	$0.31	$0.14

Basic pro forma income per ordinary share (unaudited)			$0.34

Diluted pro forma income per ordinary share (unaudited)			$0.28

Other comprehensive income
Unrealized gain on foreign currency cash flow hedges	—	—	155

Other comprehensive income for the period	—	—	155

Total comprehensive income	$5,873	$7,862	$6,790

The accompanying notes are an integral part of the consolidated financial statements.

CYBER-ARK SOFTWARE LTD.

Statements of Changes in Shareholders’ Equity

U.S. dollars in thousands (except share data)

	Preferred shares		Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income	Retained earnings (Accumulated deficit)	Total shareholders’ equity
	Number	Amount	Number	Amount
Balance as of January 1, 2011	14,312,880	$37	4,799,730	$12	$25,512	$—	$(9,548)	$16,013
Classification of warrants from liability into shareholders’ equity in their fair value	—	—	—	—	424	—	—	424
Issuance of preferred shares, net	1,237,340	3	—	—	5,228	—	—	5,231
Share-based compensation expenses related to option granted to employees	—	—	—	—	1,676	—	—	1,676
Exercise of options granted to employees	—	—	1,751,050	4	441	—	—	445
Exercise of warrants for preferred shares	408,070	1	—	—	627	—	—	628
Net income	—	—	—	—	—	—	5,873	5,873

Balance as of December 31, 2011	15,958,290	41	6,550,780	16	33,908		(3,675)	30,290
Share-based compensation expenses related to option granted to employees	—	—	—	—	284	—	—	284
Exercise of options granted to employees	—	—	156,900	*)—	58	—	—	58
Net income	—	—	—	—	—	—	7,862	7,862

Balance as of December 31, 2012	15,958,290	41	6,707,680	16	34,250	—	4,187	38,494
Exercise of options granted to employees	—	—	311,672	1	158	—	—	159
Other comprehensive income	—	—	—	—	—	155	—	155
Share-based compensation expenses related to options granted to employees and non-employees	—	—	—	—	403	—	—	403
Net income	—	—	—	—	—	—	6,635	6,635

Balance as of December 31, 2013	15,958,290	$41	7,019,352	$17	$34,811	$155	$10,822	$45,846

*)	Represent an amount lower than $ 1

The accompanying notes are an integral part of the consolidated financial statements.

CYBER-ARK SOFTWARE LTD.

Consolidated statements of cash flows

U.S. dollars in thousands

	Year ended December 31,
	2011	2012	2013
Cash flows from operating activities:
Net income	$5,873	$7,862	$6,635
Adjustments to reconcile net income to net cash provided in operating activities:
Depreciation	210	329	475
Share based compensation expenses	1,676	284	403
Deferred income taxes, net	(512)	(458)	(769)
Increase in trade receivables	(870)	(3,074)	(3,257)
Decrease (increase) in prepaid expenses and other current and long-term assets	(1,338)	97	(920)
Increase (decrease) in trade payables	(431)	583	651
Changes in fair value of warrants to purchase preferred shares	179	176	1,446
Increase in short term and long term deferred revenues	2,802	5,766	9,410
Increase in employees and payroll accruals	902	1,358	2,651
Increase in accrued expenses and other current liabilities	752	652	3,191
Increase in accrued severance pay, net	133	82	243

Net cash provided by operating activities	9,376	13,657	20,159

Cash flows from investing activities:
Proceeds from short term deposit	800	501	2,681
Investment in short term deposit	—	(3,048)	(2,755)
Purchase of property and equipment	(431)	(686)	(752)

Net cash provided by (used in) investing activities	369	(3,233)	(826)

Cash flows from financing activities:
Proceeds from issuance of preferred shares, net	5,618	(387)	—
Exercise of warrants to preferred shares	628	—	—
Proceeds from exercise of options	445	58	159

Net cash provided by (used in) financing activities	6,691	(329)	159

Increase (decrease) in cash and cash equivalents	16,436	10,095	19,492
Cash and cash equivalents at the beginning of the period	16,356	32,792	42,887

Cash and cash equivalents at the end of the period	$32,792	$42,887	$62,379

Non-cash activities:
Purchase of property and equipment in credit	$23	$32	$90

Accrued issuance expenses	$387	$—	$—

Supplemental disclosure of cash flow activities:
Cash paid during the year for taxes	$114	$76	$287

The accompanying notes are an integral part of the consolidated financial statements.

CYBER-ARK SOFTWARE LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 1:     GENERAL

a.	Cyber-Ark Software Ltd. (the “Company”) is an Israeli company that develops, markets and sells software based security solutions for the enterprise. The Company’s platform enables organizations to safeguard and monitor their privileged accounts, which are those accounts within an organization that have access to the organization’s high-value assets and are located across its IT infrastructure. The Company’s software provides customers with the ability to protect, detect, monitor and control access to privileged accounts in order to break the lifecycle of a targeted cyber attack before it can cause damage to an enterprise.

b.	In February 2000, the Company established Cyber-Ark Software, Inc., a wholly-owned Subsidiary in the United States (the “U.S. Subsidiary”). The U.S. Subsidiary is engaged in marketing and selling the Company’s products in the U.S. In 2008, the Company established Cyber-Ark Software UK (the “U.K. Subsidiary”). The U.K. Subsidiary was engaged primarily in marketing the Company’s products in the U.K. and parts of Europe and from the middle of 2013 is also engaged in selling the Company’s products. In 2013, the Company established Cyber-Ark Software GmbH (the “Germany Subsidiary”), which is engaged primarily in marketing the Company’s products in Germany, Austria and Switzerland.

NOTE 2:    SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company evaluates on an ongoing basis its assumptions, including those related to contingencies, income taxes, deferred taxes and liabilities, share-based compensation cost, as well as in estimates used in applying the revenue recognition policy. The Company’s management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

b.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances, have been eliminated upon consolidation.

c.	Unaudited pro forma shareholders’ equity:

The Company’s board of directors has authorized the filing of a Registration Statement with the U.S. Securities and Exchange Commission to register the Company’s ordinary shares for sale to the public. Upon the closing of the Company’s proposed Initial Public Offering (the “IPO”) as described in note 7.b.2, subject to satisfying the requirement of Qualified IPO, an IPO in which the per share public offering price would yield a Company pre-money valuation of at least $175,000 with aggregate gross proceeds to the Company in excess of $30,000 (net of underwriters’ discounts, concessions, commissions and expenses), all of the authorized, issued, and outstanding preferred shares will be automatically converted into ordinary shares and the warrants to Series B3 preferred shares will be either exercise or forfeited. Unaudited pro forma liabilities and shareholders’ equity as of December 31, 2013, as adjusted for the assumed conversion of such shares and warrants, is disclosed in the balance sheet.

CYBER-ARK SOFTWARE LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 2:    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Financial statements in U.S. dollars:

A majority of the Company’s revenues are generated in U.S. dollars. In addition, the equity investments were in U.S. dollars and substantial portion of the Company costs are incurred in U.S dollars. The Company’s management believes that the U.S. dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S dollar.

Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are remeasured into U.S. dollars in accordance with Statement of the Accounting Standard Codification (“ACS”) No. 830 “Foreign Currency Matters” (“ASC No. 830”). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statement of comprehensive income as financial income or expenses, as appropriate.

The functional currency of the U.S. Subsidiary is the U.S. dollar.

The functional currency of the U.K. Subsidiary and Germany Subsidiary is the U.S. dollar as these subsidiaries’ revenues, intercompany transactions, budgets and financing are denominated in U.S. dollars.

e.	Cash and cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, at the date acquired.

f.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of up to one year. As of December 31, 2012 and 2013 the Company’s bank deposits were in U.S. dollars, Euros and New Israel Shekels (“NIS”) and bore interest at weighted average interest rates of 0.6%, and 0.5%, respectively. Short-term bank deposits are presented at their cost, including accrued interest. A portion of these deposits is used as security for the rental of premises and as a security for the Company’s hedging activities.

g.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%
Computers and related equipment	25 - 33
Office furniture and equipment	7 - 20
Trade show equipment	33
Leasehold improvements	Over the shorter of the related lease period or the life of the asset

h.	Long-lived assets:

The long-lived assets of the Company and its subsidiaries are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment” (“ASC No. 360”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended 2011, 2012 and 2013, no impairment losses have been identified.

CYBER-ARK SOFTWARE LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 2:    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Derivatives instruments:

ASC No. 815, “Derivative and Hedging”, requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value.

For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change.

To hedge against the risk of overall changes in cash flows resulting from foreign currency salary payments during the year, the Company has instituted a foreign currency cash flow hedging program. The Company hedges portions of its forecasted expenses denominated in NIS. These forward and option contracts are designated as cash flow hedges, as defined by ASC 815, and are all effective, as their critical terms match underlying transactions being hedged.

As of December 31, 2013, the amount recorded in accumulated other comprehensive income from the Company’s currency forward and option transactions was $155 and presented also as part of prepaid expenses and other current assets. Such amount will be recorded in the Company’s earnings during 2014. At December 31, 2013, the notional amounts of foreign exchange forward and options contracts into which the Company entered were $5,975. The foreign exchange forward and options contracts will expire by the end of November, 2014.

j.	Severance pay:

The Israeli Severance Pay Law, 1963 (“Severance Pay Law”), specifies that employees are entitled to severance payment, following the termination of their employment. Under the Severance Pay Law, the severance payment is calculated as one month salary for each year of employment, or a portion thereof.

Part of the Company’s liability for severance pay is covered by the provisions of Section 14 of the Severance Pay Law (“Section 14”). Under Section 14 employees are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, continued on their behalf to their insurance funds. Payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. As a result, the Company does not recognize any liability for severance pay due to these employees and the deposits under Section 14 are not recorded as an asset in the Company’s balance sheet.

For the Company’s employees in Israel who are not subject to Section 14, the Company calculated the liability for severance pay pursuant to the Severance Pay Law based on the most recent salary of these employees multiplied by the number of years of employment as of the balance sheet date. The Company’s liability for these employees is fully provided for via monthly deposits with severance pay funds, insurance policies and an accrual. The value of these deposits is recorded as an asset on the Company’s balance sheet.

Severance expense for the years ended December 31, 2011, 2012 and 2013, amounted to $638, $683 and $1,124, respectively.

CYBER-ARK SOFTWARE LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 2:    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	U.S. employees defined contribution plan:

The U.S. Subsidiary has a 401(K) defined contribution plan covering certain full time employees in the U.S. All eligible employees may elect to contribute up to an annual maximum, of lesser of 60% of their annual compensation to the plan through salary deferrals, subject to Internal Revenue Service limits but not greater than $17.5 per year (for certain employees over 50 years of age the maximum contribution is $ 23 per year).

The U.S. Subsidiary matches amount equal to 100% of the first 3% of the employees Compensation that they contribute to the Plan and 50% of the next 2% of their Compensation that they contribute to the Plan with a limit of $9.8 a year. During the years ended December 31, 2011, 2012 and 2013 the U.S. Subsidiary recorded expenses for matching contributions in amounts of $204, $237 and $372, respectively.

l.	Revenue recognition:

The Company and its U.S and U.K. subsidiaries generate revenues from licensing the rights to use their software products and from maintenance and professional services. The Company and its U.S and U.K. subsidiaries sell their products through their direct sales force and indirectly through resellers.

The Company accounts for its software licensing sales in accordance with ASC 985-605, “Software Revenue Recognition”. ASC 985-605 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements when Vendor Specific Objective Evidence (“VSOE”) of fair value exists for all elements and to be allocated to the different elements in the arrangement under the “residual method” when VSOE of fair value exists for all undelivered elements and no VSOE exists for the delivered elements.

Maintenance and professional services are sold separately and therefore the selling price is based on VSOE.

Under the residual method, at the outset of the arrangement with the customer, the Company defers revenue for the fair value of its undelivered elements and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software element) when all other criteria in ASC 985-605 have been met. Any discount in the arrangement is allocated to the delivered element.

Software license revenues are recognized when persuasive evidence of an arrangement exists, the software license has been delivered, there are no uncertainties surrounding product acceptance, there are no significant future performance obligations, the license fees are fixed or determinable and collection of the license fee is considered probable. Fees for arrangements with payment terms extending beyond customary payment terms are considered not to be fixed or determinable, in which case revenue is deferred and recognized when payments become due from the customer provided that all other revenue recognition criteria have been met.

Revenues from maintenance and support contracts are recognized ratably on a straight-line basis over the term of the related contract and from professional services as services are performed.

Professional service is not considered to be essential to the functionality of the software.

The Company and its U.S and U.K. subsidiaries generally do not grant a right of return to their customers.

The Company’s software license, maintenance and professional services sold through distributors are non-exchangeable, non-refundable, non-returnable and without any rights of price protection. Accordingly, the Company considers distributors as end-users.

CYBER-ARK SOFTWARE LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 2:    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In transactions where a customer’s contractual terms include a provision for customer acceptance, revenues are recognized when such acceptance has been obtained or when the acceptance provision has lapsed.

Deferred revenue includes unearned amounts received under maintenance and support contracts, professional services and amounts received from customers for licenses but not recognized as revenues due to the fact that these transactions did not meet the revenue recognition criteria, as of the balance sheet date.

m.	Research and development costs:

Research and development costs are charged to the statements of operations and comprehensive income as incurred. ASC 985-20, “Software- Costs of Software to Be Sold, Leased, or Marketed”, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release, have been insignificant. Therefore, all research and development costs are expensed as incurred.

n.	Marketing expenses:

Marketing expenses consist primarily of marketing campaigns and tradeshows. Marketing expenses are charged to the statement of operations and comprehensive income, as incurred. Marketing expenses for the years ended December 31, 2011, 2012 and 2013, amounted to $2,848, $3,723 and $5,155, respectively.

o.	Share-based compensation:

The Company accounts for share-based compensation in accordance with ASC 718, “Compensation—Stock Compensation” (“ASC No. 718”). ASC No. 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statements of operations and comprehensive income.

The Company recognizes compensation expenses for the value of its awards granted based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC No. 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company has selected the Black-Scholes option-pricing model as the most appropriate fair value method for its option awards. The option-pricing model requires a number of assumptions, of which the most significant are the expected share price, volatility and the expected option term.

The fair value of ordinary share underlying the options has historically been determined by management and approved by the Company’s board of directors. Because there has been no public market for the Company’s ordinary shares, management has determined fair value of an ordinary share at the time of grant of the option by considering a number of objective and subjective factors including financing investment rounds, operating and financial performance, the lack of liquidity of share capital and general and industry specific economic outlook, amongst other factors. The fair value of the underlying ordinary shares will be determined by the management until such time as the Company’s ordinary shares are listed on an established stock exchange. Company management determined the fair value of ordinary shares based on valuations performed using the Option Pricing Method (“OPM”) for the years ended December 31, 2011, 2012 and 2013.

CYBER-ARK SOFTWARE LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 2:    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Income taxes:

The Company accounts for income taxes in accordance with ASC No. 740, “Income Taxes”. This codification prescribes the use of the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and for carry-forward tax losses. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences, if not related to an asset or liability for financial reporting.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740, “Income Taxes”. Accounting guidance addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements, under which a company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

The tax benefits recognized in the consolidated financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Accordingly, the Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in tax expense.

q.	Basic and diluted net income per share:

The Company applies the two class method as required by ASC No. 260-10, “Earnings Per Share” (“ASC No. 260-10”). ASC 260-10 requires the income per share for each class of shares (ordinary and preferred shares) to be calculated assuming 100% of the Company’s earnings are distributed as dividends to each class of shares based on their contractual rights. No dividends were declared or paid during the reported periods.

Basic and diluted net income per share is computed based on the weighted-average number of shares of ordinary shares outstanding during each year. Diluted income per share is computed based on the weighted average number of ordinary shares outstanding during the period, plus dilutive potential shares considered outstanding during the period, in accordance with ASC 260-10. The total weighted average number of shares related to outstanding options, warrants and preferred shares that have been excluded from the calculations of diluted net earnings per share was 1,515,130, 2,016,995 and 17,062,890 for the years ended December 31, 2011, 2012 and 2013, respectively

Basic and diluted pro forma net income per share (unaudited), as presented in the statements of operations and comprehensive income, has been calculated as described above and also gives effect to the automatic conversion of all series of preferred shares that will occur upon closing of the IPO.

r.	Comprehensive income:

The Company accounts for comprehensive income in accordance with Accounting Standards Codification No. 220, “Comprehensive Income” (“ASC No. 220”). This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to shareholders.

CYBER-ARK SOFTWARE LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 2:    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Concentration of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits and trade receivables.

The majority of the Company’s and its subsidiaries’ cash and cash equivalents and short-term bank deposits are invested with major bank in Israel and the United States. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally, these investments may be redeemed upon demand and, therefore, bear minimal risk.

The trade receivables of the Company and its subsidiaries are mainly derived from sales to customers located primarily in the United States, Europe and Asia. The Company performs ongoing credit evaluations of its customers and to date has not experienced any significant losses.

t.	Fair value of financial instruments:

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange.

The following methods and assumptions were used by the Company in estimating the fair value of their financial instruments:

The carrying values of cash and cash equivalents, short-term bank deposits, trade receivables, prepaid expenses and other current assets, trade payables, employees and payroll accruals and accrued expenses and other current liabilities approximate fair values due to the short-term maturities of these instruments.

The Company applies ASC No. 820, “Fair Value Measurements and Disclosures” (“ASC No. 820”), with respect to fair value measurements of all financial assets and liabilities.

The fair value of foreign currency contracts (used for hedging purposes) is estimated by obtaining current quotes from banks and third party valuations.

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1—	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—	Unobservable inputs which are supported by little or no market activity. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

CYBER-ARK SOFTWARE LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 2:    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In accordance with ASC 820, the Company measures its foreign currency derivative contracts, at fair value using the market approach valuation technique. Foreign currency derivative contracts as detailed in note 2.i are classified within Level 2 value hierarchy, as the valuation inputs are based on quoted prices and market observable data of similar instruments. Warrants to purchase preferred shares as detailed in note 2.u are classified within Level 3 value hierarchy, which is determined using a valuation model completed by a third party valuation firm.

u.	Warrants to purchase preferred shares:

The Company accounts for freestanding warrants to purchase shares of its preferred shares as a liability on its balance sheet at fair value. The warrants to purchase preferred shares are recorded as a liability as the underlying preferred shares are contingently redeemable (upon a deemed liquidation event) and, therefore, may obligate the Company to transfer assets in the future. The warrants are subject to re-measurement to fair value at each balance sheet date and any change in fair value is recognized as a component of financial income (expense), net, on the consolidated statements of operations. During the year ended December 31, 2011, 2012 and 2013, the Company recorded net financial income (expenses) from change in the warrants fair value in the amount of $(179), $(176) and $(1,446), respectively. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants, the completion of a deemed liquidation event or the conversion of preferred shares into ordinary shares. (See Note 7.b.2).

The following assumptions were used to estimate the value of the Series B3 preferred shares warrants:

	Year ended December 31,
	2011	2012	2013
Expected volatility	42%	45%	45%
Expected dividends	0	0	0
Expected term (in years)	2	2.5	2
Risk free rate	0.25%	0.32%	0.31%

v.	The impact of recently issued accounting standards still not effective for the Company as of December 31, 2013 is as follows:

In July 2013, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard that will require the presentation of certain unrecognized tax benefits as reductions to deferred tax assets rather than as liabilities in the Consolidated Balance Sheets when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The Company will be required to adopt this new standard on a prospective basis in the first quarter of fiscal 2015; however, early adoption is permitted as is a retrospective application. The Company is currently evaluating the timing, transition method and impact of this new standard on its consolidated financial statements.

NOTE 3:    PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2012	2013
Government authorities	$44	$70
Hedging transaction assets	—	225
Prepaid expenses	549	1,466
Other current assets	290	358

	$883	$2,119

CYBER-ARK SOFTWARE LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 4:    PROPERTY AND EQUIPMENT

The composition of property and equipment is as follows:

	December 31,
	2012	2013
Cost:
Computers and related equipment	$1,431	$2,040
Leasehold improvements	454	575
Office furniture and equipment	326	406
Trade show equipment	60	60

	2,271	3,081
Less accumulated depreciation	1,334	1,809

Depreciated cost	$937	$1,272

Depreciation expense amounted to $210, $329 and $475 for the years ended December 31, 2011, 2012 and 2013, respectively.

NOTE 5:    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2012	2013
Government authorities	$1,279	$3,639
Accrued expenses	286	642
Uncertain tax position	97	272
Deferred tax liability	—	29

	$1,662	$4,582

NOTE 6:    COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company and its Subsidiaries rent their facilities under various operating lease agreements, which expire through 2021. In addition, the Company leases certain motor vehicles under certain car operating lease agreement which expire through 2016. The minimum rental payments under operating leases as of December 31, 2013, are as follows:

	Rental of premises	Lease of motor vehicles
2014	$1,836	$210
2015	1,526	157
2016	1,502	66
2017	419	—
2018 and thereafter	1,525	—

	$6,808	$433

Total rent expenses for the years ended December 31, 2011, 2012 and 2013 were approximately $676, $897 and $1,303, respectively.

CYBER-ARK SOFTWARE LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 6:    COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Total motor vehicle lease expenses for the years ended December 31, 2011, 2012 and 2013 were approximately $347, $305 and $386, respectively.

b.	Pledges and Bank guarantees:

The Company pledged a bank deposit in the amount of $837 in respect of an office lease agreement and hedging transactions, this amount is presented as part of short-term bank deposits.

The Company obtained a bank guarantee in the amount of $193, in connection with an office lease agreement.

c.	Legal contingencies:

The Company is not currently a party, as plaintiff or defendant, to any legal proceedings that individually or in the aggregate are expected by the Company to have a material effect on its consolidated financial statements. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. These accruals are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter.

NOTE 7:    SHAREHOLDERS’ EQUITY

a.	Composition of share capital of the Company:

	December 31, 2012		December 31, 2013
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares
Ordinary shares of NIS 0.01 par value each	31,785,000	6,707,680	31,785,000	7,019,352
Series A preferred shares	378,000	378,000	378,000	378,000
Series A1 preferred shares	1,637,000	1,185,190	1,637,000	1,185,190
Series B preferred shares	9,000,000	8,515,390	9,000,000	8,515,390
Series B1 preferred shares	2,600,000	2,575,650	2,600,000	2,575,650
Series B2 preferred shares	4,000,000	3,206,620	4,000,000	3,206,620
Series B3 preferred shares	600,000	97,440	600,000	97,440

	50,000,000	22,665,970	50,000,000	22,977,642

b.	1. Ordinary shares:

The ordinary shares of the Company confer upon the holders the right to receive notices of and to participate and vote in general meetings of the Company, rights to receive dividends and rights to participate in distribution of assets upon liquidation after all the preferred shares received their preference amount in full as detailed below.

2.	Preferred shares:

The Series A, Series A1, Series B, Series B1, Series B2 and Series B3 preferred shares of the Company (collectively, the “Preferred Shares”) confer all of the rights of ordinary shares, as well as the certain rights of conversion into ordinary shares and other preferences as described in the Company’s Articles of Association.

CYBER-ARK SOFTWARE LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 7:    SHAREHOLDERS’ EQUITY (Cont.)

Liquidation Preference and Dividends—

Dividend Preference—As of December 31, 2013, in the event of any distribution of dividends declared by the Board of Directors, the holders of each class of Preferred Shares are entitled to receive out of the distributable amount, a cumulative amount per share equal to 8% of the original issue price of such shares, per annum, compounded annually from the date of issuance until such date of distribution, in the following order of preference and prior to any other securities of the Company: (i) first, the holders of Series B2 preferred shares and Series B3 preferred shares ($1.5234 per share); (ii) second, the holders of the Series B1 preferred shares ($1.54524 per share); (iii) third, the holders of the Series B preferred shares ($1.409 per share); and (iv) fourth, the holders of Series A preferred shares and Series A1 preferred shares ($1.984 per Series A preferred share and $4.43 per Series A1 preferred share). In each case, the amount distributed in preference in each calendar year shall not exceed 8% of the respective original issue price of each class of Preferred Shares. After full payment of the said dividend preference amounts to the holders of the Preferred Shares, the remaining assets of the Company legally available for distribution shall be distributed equally among the holders of the Ordinary Shares and Preferred Shares of the Company (on an as-converted basis).

Liquidation Preference—As of December 31, 2013, in the event of any liquidation, dissolution or winding up (including a deemed-liquidation event) of the Company, the holders of each class of Preferred Shares are entitled to receive an amount per share equal to the original issue price of such shares, plus any accrued but unpaid dividends, less any amount previously received in preference, in the following order of preference, and prior to any other securities of the Company: (i) first, the holders of Series B3 preferred shares ($1.5234 per share); (ii) second, the holders of Series B2 preferred shares ($1.5234 per share); (iii) third, the holders of the Series B1 preferred shares ($1.54524 per share); (iv) fourth, the holders of the Series B preferred shares ($1.409 per share); (v) fifth, the holders of the Series A1 preferred shares ($4.43 per share); and (vi) sixth, the holders of the Series A preferred shares (i.e., $1.984 per share). After full payment of the said liquidation preference amounts to the holders of the Preferred Shares, the remaining assets of the Company legally available for distribution shall be distributed equally among the holders of the Ordinary Shares and Preferred Shares of the Company (on an as-converted basis), with the amounts distributed to each series of Preferred Shares capped at twice their liquidation preference amount (unless previously converted into Ordinary Shares).

Voting—Subject to the restrictive provisions set forth in the Articles, each of the Preferred Shares shall be voted together with the other shares of the Company, and not as a separate class, in all general meetings of the Company’s shareholders with each Preferred Share having votes in such number as if then converted into Ordinary Shares of the Company.

CYBER-ARK SOFTWARE LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 7:    SHAREHOLDERS’ EQUITY (Cont.)

Conversion—Each Preferred Share is convertible into ordinary shares at the election of its holder. In addition, all Preferred Shares are mandatorily convertible: (i) at the election of the majority of the holders of Preferred Shares voting as a single class and on an as-converted basis; (ii) upon consummation of a Qualified IPO; or (iii) upon consummation of an acquisition at a Company valuation of no less than $175,000. The conversion of the Preferred Shares shall be into ordinary shares which are fully paid and non-assessable under a conversion ratio detailed in the Company’s Articles of Association, which is initially as follows:

	Original Issue Price (US$)	Conversion Price (US$)	Conversion Ratio
Series A preferred shares	1.984	1.814	1.093715546
Series A1 preferred shares	4.43	2.983	1.485082132
Series B preferred shares	1.409	1.409	1
Series B1 preferred shares(*)	1.54524	1.54524	1
Series B2 preferred shares	1.5234	1.5234	1
Series B3 preferred shares	1.5234	1.5234	1

(*)	with respect only to the Series B1 preferred shares, serial numbers 226,503 to 257,565 (inclusive), the Conversion Price currently in effect is 1.543, which results in a Conversion Ratio of 1.001451717.

3.	In June, 2012, the Company effected a ten-for-one share split by means of a share dividend of nine shares of each share then outstanding. For accounting purposes, this transaction was recorded as a share split and accordingly, all shares, options, warrants and earnings per share amounts have been adjusted retroactively for all periods presented in these consolidated financial statements.

c.	Issuance of preferred shares:

In December 2011, the Company entered into an investment agreement with existing and new investors. Pursuant to this agreement, the Company issued 1,237,340 Series B2 preferred shares, in consideration of an investment of $5,808. In respect of this agreement, the Company recorded issuance expenses of $577.

d.	Share based compensation:

Under the Company’s 2001, as amended March 5, 2003 and 2011 equity incentive plans (the “Plans”), options may be granted to employees, officers, non-employees consultants and directors of the Company and its Subsidiaries.

Under the Plans, as of December 31, 2013, an aggregate of 165,942 shares were still available for future grant. Each option granted under the Plans expires no later than 10 years from the date of grant. The vesting period of the options is generally four years, unless the Board of Directors or the Board’s Compensation Committee determines otherwise. Any option which is forfeited or cancelled before expiration becomes available for future grants.

CYBER-ARK SOFTWARE LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 7:    SHAREHOLDERS’ EQUITY (Cont.)

The total share-based compensation expense related to all of the Company’s equity-based awards, recognized for the years ended December 31, 2011, 2012 and 2013 was comprised as follows:

	Year ended December 31,
	2011	2012	2013
Cost of revenues	$70	$32	$39
Research and development	481	58	73
Sales and marketing	432	81	126
General and administrative	693	113	165

Total share-based compensation expense	$1,676	$284	$403

The total unrecognized compensation cost amounted to $1,700 as of December 31, 2013, and is expected to be recognized over a weighted average period of 3.29 years.

In parallel to the Series B2 preferred financing round of the Company (see note 7.c), the investors purchased ordinary shares of the Company, at a price per share equal to $3.52, from existing shareholders of the Company who are also officers and/or service providers and/or employees of the Company. Following such transaction, the Company recorded share-based compensation expense in the amount of $1,299 for the year ended December 31, 2011.

In August 2013, the Company donated 15,000 warrants for ordinary shares with an exercise price of $2.21 to “Tmura”, a non-profit organization. The Company recorded compensation expenses related to these warrants in the amount of $19.

CYBER-ARK SOFTWARE LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 7:    SHAREHOLDERS’ EQUITY (Cont.)

e.	Options granted to employees:

A summary of the activity in options granted to employees for the years ended December 31, 2011, 2012 and 2013 is as follows:

	Amount of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Balance as of January 1, 2011	4,844,600	$0.40	5.06	$3,212

Granted	504,910	$0.79
Exercised	(1,751,050)	$0.25
Forfeited	(448,040)	$0.68

Balance as of December 31, 2011	3,150,420	$0.51	6.44	$2,612

Granted	1,528,840	$1.52
Exercised	(156,900)	$0.37
Forfeited	(137,215)	$1.04

Balance as of December 31, 2012	4,385,145	$0.85	6.84	$4,094

Granted	680,070	$4.59
Exercised	(311,672)	$0.51
Forfeited	(211,077)	$1.21

Balance as of December 31, 2013	4,542,466	$1.41	6.67	$22,970

Exercisable as of December 31, 2013	2,979,933	$0.68	5.49	$17,259

Vested and expected to vest as of December 31, 2013	4,483,601	$1.40		$22,799

The computation of expected volatility is based on actual historical share price volatility of comparable companies. The expected option term represents the period of time that options granted are expected to be outstanding. For stock-option awards which were at the money when granted (plain vanilla stock-options), it is determined based on the simplified method in accordance with SAB No. 110, as adequate historical experience is not available to provide a reasonable estimate. The simplified method will continue to apply until enough historical experience is available to provide a reasonable estimate of the expected term. For stock-option awards which were in the money when granted, a binomial model was used to determine the expected term as an input to the Black-Scholes-Merton option pricing model. The Company has historically not paid dividends and has no foreseeable plans to pay dividends and, therefore, uses an expected dividend yield of zero in the option pricing model. The risk-free interest rate is based on the yield of U.S. treasury bonds with equivalent terms.

The following table set forth the parameters used in computation of the options compensation to employees for the years ended December 31, 2011, 2012 and 2013:

	Year ended December 31,
	2011	2012	2013
Expected volatility	42%-52.7%	40%-45%	45%
Expected dividends	0	0	0
Expected term (in years)	6.11	5.28-6.11	6.11
Risk free rate	1.52%	0.61%-2.64%	1.15%-2.64%

CYBER-ARK SOFTWARE LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 7:    SHAREHOLDERS’ EQUITY (Cont.)

A summary of options data for the years ended December 31, 2011, 2012 and 2013, is as follows:

	Year ended December 31,
	2011	2012	2013
Weighted-average grant date fair value of options granted	$0.91	$0.61	$2.03

Total intrinsic value of the options exercised	$1,890	$221	$1,858

Total fair value of options vested	$297	$181	$227

The aggregate intrinsic value is calculated as the difference between the per-share exercise price and the deemed fair value of an ordinary share for each share subject to an option multiplied by the number of shares subject to options at the date of exercise. The Company’s management deemed the fair value of the Company’s ordinary shares to be $6.47 per share as of December 31, 2013.

The following tables summarize information about the Company’s outstanding and exercisable options granted to employees as of December 31, 2013:

Exercise price	Options outstanding as of December 31, 2013	Weighted average remaining contractual term	Options exercisable as of December 31, 2013	Weighted average remaining contractual term
		(years)		(years)
$0.20	387,920	5.50	387,920	5.50
$0.41	1,655,830	4.03	1,655,830	4.03
$1.06	436,700	7.36	332,578	7.32
$1.46	1,167,029	8.39	522,353	8.38
$1.78	359,387	9.00	78,252	8.97
$2.21	143,600	9.41	3,000	9.41
$6.47	392,000	9.96	—	—

	4,542,466	6.67	2,979,933	5.49

NOTE 8:    INCOME TAXES

The Company’s subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.

a.	Corporate tax in Israel:

In July 2009, the Israeli Parliament, known as the Knesset, passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribed, among others, a gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011. The tax rate in effect for 2010 and 2011 was 25% and 24%, respectively.

Recently, the Law for Change in the Tax Burden (Legislative Amendments) (Taxes), 5772-2011, (the “Tax Burden Law 2011”), was published by the Government of Israel. The Tax Burden Law 2011 cancelled the scheduled progressive reduction of the corporate tax rate that was approved in 2009 and instead set the corporate tax rate at 25% from 2012 and thereafter.

CYBER-ARK SOFTWARE LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 8:    INCOME TAXES (Cont.)

On July 30, 2013, the Knesset approved the second and third readings of the Economic Plan for 2013-2014 (“Amended Budget Law”) which consists, among others, of fiscal changes whose main aim is to enhance long-term collection of taxes.

These changes include, among others, raising the Israeli corporate tax rate from 25% to 26.5%, cancelling the lowering of the tax rates applicable to preferred enterprises (9% in development area A and 16% in other areas), taxing revaluation gains and increasing the tax rates on dividends within the scope of the Law for the Encouragement of Capital Investments to 20% effective from January 1, 2014.

The change in tax rates did not affect the deferred tax balances as of June 30, 2013.

b.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2011	2012	2013
Domestic	$4,296	$6,267	$6,304
Foreign	1,185	1,370	1,651

	$5,481	$7,637	$7,955

c.	Deferred income taxes:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	Year ended December 31,
	2012	2013
Deferred tax assets:
Net operating loss carry-forwards	$1,883	$697
Capital losses carry-forwards	51	55
Research and development expenses	866	1,498
Deferred revenues	468	1,558
Other	601	541

Deferred tax assets before valuation allowance	3,869	4,349
Valuation allowance	191	195

Deferred tax asset	$3,678	$4,154

Deferred tax liabilities:
Derivative instruments and other	$20	$56

Deferred tax liabilities	$20	$56

The Company has provided valuation allowances in respect of certain deferred tax assets resulting from tax loss carry-forwards and other reserves and allowances due to uncertainty concerning realization of these deferred tax assets. In addition, a deferred tax liability has been established to reflect the Company’s depreciation of assets for tax purposes which differs from depreciation recorded in the consolidated financial statements.

CYBER-ARK SOFTWARE LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 8:    INCOME TAXES (Cont.)

d.	Income taxes are comprised as follows:

	Year ended December 31,
	2011	2012	2013
Current	$120	$233	$2,089
Deferred	(512)	(458)	(769)

	$(392)	$(225)	$1,320

	Year ended December 31,
	2011	2012	2013
Domestic	$(170)	$(729)	$1,096
Foreign	(222)	504	224

	$(392)	$(225)	$1,320

e.	A reconciliation of the Company’s theoretical income tax expense to actual income tax expense as follows:

	Year ended December 31,
	2011	2012	2013
Income before income taxes	$5,481	$7,637	$7,955

Statutory tax rate	24%	25%	25%

Theoretical income tax expense	1,315	1,909	1,989

Utilization of tax losses and deferred taxes for which valuation allowance was provided, net	136	2	4
Deferred taxes on losses for which valuation allowance was provided, net	(875)	(457)	(91)
Non-deductible expenses	10	23	251
Increase in other uncertain tax positions—net	97	—	175
Tax adjustment in respect of different tax rate of foreign subsidiary	(1,036)	(1,737)	(979)
Other	(39)	35	(29)

Income tax expense (benefit)	$(392)	$(225)	$1,320

f.	Net operating loss carry-forwards

As of December 31, 2013, the Company had carry-forward operating and capital tax losses totaling approximately $2,050 and $220, respectively, out of which approximately $0 and $220 of losses, respectively were attributed to Israel and can be carried forward indefinitely and $2,050 were attributed to the U.S. Subsidiary and can be carried forward for up to 18 years.

Utilization of U.S. net operating losses in the amount of $1,500 are subject to annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

CYBER-ARK SOFTWARE LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 8:    INCOME TAXES (Cont.)

g.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

The Company has been granted “Approved Enterprise” Status, under the above Law. The Company has elected the alternative benefits program, waiver of grants in return for tax exemptions. Pursuant thereto, the income of the Company derived from the “Approved Enterprise” program is tax-exempt for two years and will enjoy a reduced tax rate of 10%-25% for up to a total of eight years (subject to an adjustment based upon the foreign investors’ ownership of the Company).

The period of tax benefits detailed above is subject to limits of 12 years from the year of commencement of production, or 14 years from granting of approval, whichever is earlier.

The tax-exempt income attributable to the “Approved Enterprise” can be distributed to shareholders, without subjecting the Company to taxes, only upon the complete liquidation of the Company. If these retained tax-exempt profits are distributed, they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits program (currently between 10% to 25% for an “Approved Enterprise”).

Entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above law, regulations published thereunder and the letters of approval for the specific investments in “approved enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest and CPI linkage.

Income not eligible for “approved enterprise” benefits mentioned above is taxed at the regular rate.

On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

However, the Investment Law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment.

Such an enterprise is a “Beneficiary Enterprise”, rather than the previous terminology of Approved Enterprise. The period of tax benefits for a new Beneficiary Enterprise commences in the “Year of Commencement”. This year is the later of: (1) the year in which taxable income is first generated by the company, or (2) the Year of Election.

The Company has elected the status of a Beneficiary Enterprise for the year ended in 2006 and 2008.

As of December 31, 2013, approximately $14,650 was derived from tax exempt profits earned by the Company’s “Approved Enterprises” and “Beneficiary Enterprise”. The Company has determined that such tax-exempt income will not be distributed as dividends and intends to reinvest the amount of its tax exempt income earned by the Company. Accordingly, no provision for deferred income taxes has been provided on income attributable to the Company’s “Approved Enterprises” and “Beneficiary Enterprise” as such income is essentially permanently reinvested.

CYBER-ARK SOFTWARE LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 8:    INCOME TAXES (Cont.)

If the Company’s retained tax-exempt income is distributed, the income would be taxed at the applicable corporate tax rate as if it had not elected the alternative tax benefits under the Investment Law and an income tax liability of approximately $ 3,600 would have been incurred as of December 31, 2013.

On December 29, 2010, the Knesset approved an additional amendment to the Law for the Encouragement of Capital Investments, 1959. According to the amendment, a reduced uniform corporate tax rate for exporting industrial enterprises (over 25%) was established. The reduced tax rate will not be program dependent and will apply to the industrial enterprise’s entire income. The tax rates for industrial enterprises have been reduced gradually over a period of five years as follows:—In 2011-2012, the reduced tax rate for development area A will be 10% and for the rest of the country—15%. In 2013—2014, the reduced tax rate for development area A will be 7% and for the rest of the country—12.5%. Starting 2015 and thereafter, the reduced tax rate for development area A will be 6% and for the rest of the country—12%. See also note 8.a to additional amendment to the Law related to tax rate.

On March 2013, the Company notified the Israeli Tax Authorities that it had transferred from Beneficiary Enterprise status to Preferred Enterprise status.

On November 5, 2012, the Knesset approved a final bill regarding repatriations of trapped earnings out of Approved/Privileged Enterprises. The temporary provisions have come into effect as of its official publication (December 2012). The Israeli government agreed to grant relief of 30% to 60% on the amount of tax which should have been paid on distributable earnings in order to encourage companies to pay the reduced taxes during the next 12 months (the “temporary order”). The temporary order provides partial relief from Israeli corporate income tax for companies which opt to enjoy the privilege, on a linear basis: greater release of “trapped” retained earnings will result in a higher relief from corporate income tax. According to the new linear statutory formula, the corporate income tax to be paid, would vary from 6% to 17.5% effective tax rate (depending on the Company’s corporate tax rate in the year in which the income was derived and the amount of “trapped” retained earnings elected to be relieved), without taking into account the 15% dividend withholding tax (which should be levied only upon actual distribution, if any). The reduced corporate tax is payable within 30 days of making the election. The new temporary order does not require the actual distribution of the retained earnings, nor does it provide any relief from the 15% dividend withholding tax.

The partial corporate income tax relief is available to companies that elect to implement the temporary reduced tax relief by November 12, 2013 in respect of exempt retained earnings accrued up until December 31, 2011, provided that up to 30% (the exact rate is calculated by a new statutory formula) of the “released” earnings are re-invested in Israel in at least one of the following: Industrial activities, Research and development activities, Assets used by the company, Salaries of newly recruited employees, for a period of up to 5 years. The Company elected not to implement the provision of the above.

h.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

Management believes that the Company currently qualifies as an “industrial company” under the above law and as such, is entitled to certain tax benefits including accelerated depreciation, deduction of public offering expenses in three equal annual installments and amortization of other intangible property rights for tax purposes.

i.	Tax assessments:

The Company and its subsidiaries did not have any final tax assessments as of December 31, 2013. The Company is currently under examination of the Israeli Tax Authorities for the years 2009-2011.

CYBER-ARK SOFTWARE LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 8:    INCOME TAXES (Cont.)

j.	Uncertain tax positions:

A reconciliation of the opening and closing amounts of total unrecognized tax benefits is as follows:

	Year ended December 31,
	2012	2013
Opening balance	$97	$97
Increases related to prior year tax positions	—	10
Increases related to current year tax positions	—	165

Closing balance	$97	$272

The balance of total unrecognized tax benefits at December 31, 2013, is $272 that, if potentially recognized, would affect the effective rate in the Company’s statement of operations. The Company did not recorded interest and penalties related to unrecognized tax benefits due to immateriality.

NOTE 9:    FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2011	2012	2013
Bank charges	$(37)	$(47)	$(62)
Changes in fair value of warrants to purchase preferred shares	(179)	(176)	(1,446)
Exchange rate gain (loss), net	(53)	121	307

Total income (expenses)	(269)	(102)	(1,201)

Interest income	79	106	77

Total financial income (expenses), net	$(190)	$4	$(1,124)

NOTE 10:    BASIC AND DILUTED NET INCOME PER SHARE

	Year ended December 31,
	2011	2012	2013
Numerator:
Net income	$5,873	$7,862	$6,635
Dividends accumulated for the period	(3,743)	(4,530)	(4,879)

Net income available to shareholders of ordinary shares	$2,130	$3,332	$1,756

Denominator:
Shares used in computing net income per ordinary shares, basic	4,969,489	6,592,997	6,900,433

Shares used in computing pro forma net income per ordinary shares, basic (unaudited)			23,963,322

CYBER-ARK SOFTWARE LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 10:    BASIC AND DILUTED NET INCOME PER SHARE (Cont.)

	Year ended December 31,
	2011	2012	2013
Numerator:
Net income	$5,873	$7,862	$6,635
Dividends accumulated for the period	—	—	(4,879)

Net income available to shareholders of ordinary shares	$5,873	$7,862	$1,756

Denominator:
Shares used in computing net income per ordinary shares, diluted	22,791,354	25,245,790	10,765,914

Shares used in computing pro forma net income per ordinary shares, diluted (unaudited)			27,828,804

NOTE 11:    SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	The Company applies ASC topic 820, “Segment Reporting” (“ASC No. 820”). The Company operates in one reportable segment. Total revenues are attributed to geographic areas based on the location of the end customer.

b.	The following tables present total revenues for the years ended December 31, 2011, 2012 and 2013 and long-lived assets as of December 31, 2012 and 2013:

Revenues:

	Year ended December 31,
	2011	2012	2013
Americas	$19,929	$28,718	$34,337
Europe, the Middle East and Africa	14,051	14,149	25,840
Asia Pacific	2,385	4,341	5,980

	$36,365	$47,208	$66,157

Long-lived assets:

	December 31,
	2012	2013
Americas	$193	$184
Europe, the Middle East and Africa	744	1,088
Asia Pacific	—	—

	$937	$1,272

CYBER-ARK SOFTWARE LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 12:    SUBSEQUENT EVENTS

The Company evaluates events or transactions that occur after the balance sheet date but prior to the issuance of consolidated financial statements to identify matters that require additional disclosure. For its consolidated financial statements as of December 31, 2013 and for the year then ended, the Company evaluated subsequent events through March 20, 2014, the date that the consolidated financial statements were issued. The Company has concluded that no subsequent event has occurred that requires disclosure.

- - - - - - - - -

                 Shares

Ordinary Shares

J.P. Morgan	Deutsche Bank Securities	Barclays

William Blair	Nomura	Oppenheimer & Co.

                    , 2014

Until                     , 2014 (25 days after the date of this prospectus), all dealers that buy, sell or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information not required in prospectus

Item 6.	Indemnification of Directors and Officers

Under the Israeli Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our articles of association to be effective upon the closing of this offering include such a provision. The company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Israeli Companies Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

•	financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction; and

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

Under the Israeli Companies Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder; and

•	a financial liability imposed on the office holder in favor of a third party.

Under the Israeli Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

•	a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine or forfeit levied against the office holder.

Under the Israeli Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders. See “Management—Approval of Related Party Transactions under Israeli Law.”

We have entered into indemnification agreements with our office holders to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by our articles of association that will be in effect upon the closing of this offering, the Israeli Companies Law and the Israeli Securities Law, 5728-1968.

We have obtained directors’ and officers’ liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Israeli Companies Law.

Item 7.	Recent Sales of Unregistered Securities

During the past three years, we issued securities which were not registered under the Securities Act as set forth below. We believe that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Rule 701 and/or Regulation S under the Securities Act.

The following is a summary of transactions during the preceding three fiscal years involving sales of our securities that were not registered under the Securities Act:

•	In December 2011, we issued 1,237,340 Series B2 preferred shares for a price per share of $4.69. The price per underlying ordinary share was $3.52 and per underlying preferred share was $4.69, for an aggregate purchase price of $32.2 million.

•	In August 2013, we issued a warrant to purchase 15,000 ordinary shares for a price per share of $2.21 to Tmura. These warrants were granted in connection with a charitable donation by the company and will survive this offering.

•	Since January 1, 2011 and until February 28, 2014, we granted share options to employees, directors and consultants under our stock option plans covering an aggregate of 2,763,820 shares, with exercise prices ranging from $0.20 to $8.84 per share. As of the date of this registration statement, 77,623 of these options have been exercised, while 197,332 of these options have been forfeited and cancelled without being exercised.

No underwriter or underwriting discount or commission was involved in any of the transactions set forth in Item 7.

Item 8.	Exhibits and Financial Statement Schedules

(a) The Exhibit Index is hereby incorporated herein by reference.

(b) Financial Statement Schedules.

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the Consolidated Financial Statements and related notes thereto.

Item 9.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

1.	To provide the underwriters specified in the Underwriting Agreement, at the closing, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

2.	That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

3.	That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Petach Tikva, Israel on this day of                     , 2014.

CYBER-ARK SOFTWARE LTD.

By:
Name: Title:

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below hereby constitutes and appoints Ehud Mokady or Joshua Siegel, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power to act separately and full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or his or her or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on                     , 2014 in the capacities indicated:

Signatures	Title

Ehud Mokady	Chief Executive Officer, President, Founder and Director (Principal Executive Officer)

Joshua Siegel	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Gadi Tirosh	Chairman of the Board

David Campbell	Director

Tom Heiser	Director

Yoram Oron	Director

Amnon Shoshani	Director

CYBER-ARK SOFTWARE, INC.	Authorized Representative in the United States

By:
Name: Title:

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement*

3.1	Memorandum of Association of the Registrant*

3.2	Articles of Association of the Registrant*

3.3	Form of Articles of Association of the Registrant to become effective upon closing of this offering*

4.1	Specimen share certificate*

5.1	Opinion of Meitar Liquornik Geva Leshem Tal, Attorneys at Law, Israeli counsel to the Registrant, as to the validity of the ordinary shares (including consent)*

10.1	Third Amended Investor Rights Agreement, dated December 2011 by and among the Registrant and the other parties thereto*

10.2	Form of Indemnification Agreement*

10.3	Office Lease Agreement and amendments thereto, dated September 5, 2004, between the Registrant and Azorei Melal Industries Ltd.*

10.4	Office Lease Agreement, dated October 28, 2013, between Cyber-Ark Software, Inc. and Wells 60 Realty LLC*

10.5	2001 Stock Option Plan*

10.6	Section 102 2001 Stock Option Plan*

10.7	First Amendment to 2001 Stock Option Plan*

10.8	First Amendment to Section 102 2001 Stock Option Plan*

10.9	2011 Share Incentive Plan*

21.1	List of subsidiaries of the Registrant*

23.1	Consent of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global*

23.2	Consent of Meitar Liquornik Geva Leshem Tal, Attorneys at Law (included in Exhibit 5.1)*

24.1	Power of Attorney (included in signature page to Registration Statement)*

*	To be filed by amendment.